As filed with the Securities and Exchange Commission on December 21, 2004
Registration No. 333-121133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1

to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Terremark Worldwide, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4813	52-1981922
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2601 South Bayshore Drive Miami, Florida 33133 (305) 856-3200 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Fern S. Watts, Esq. General Counsel 2601 South Bayshore Drive Miami, Florida 33133 (305) 856-3200 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Paul Berkowitz, Esq.

Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

Terremark Worldwide, Inc.

$86,250,000

9% Senior Convertible Notes Due 2009

Shares of Common Stock Issuable Upon Conversion of the Notes

      In June 2004, we issued and sold $86,250,000 aggregate principal amount of our 9% senior convertible notes due 2009 in a private offering. This prospectus will be used by selling securityholders to resell the notes and common stock issuable upon conversion of the notes.

      Interest on the notes is payable on June 15 and December 15 of each year, beginning on December 15, 2004.

      The notes are convertible under certain circumstances by holders into shares of our common stock initially at a conversion price of $1.25 per share (subject to adjustment in certain events). The notes are convertible at the holder’s option at any time on and after the earlier of the date this registration statement is declared effective by the Securities and Exchange Commission or 270 days following the date of original issuance of the notes in whole or in part in multiples of $1,000 or such lesser amount as may be the entire original note issued to such holder, unless previously redeemed.

      The notes mature on June 15, 2009. Beginning on June 15, 2007, we may redeem some or all of the notes at any time if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days, ending on the trading day before the date of mailing of the redemption notice. If we redeem the notes during the twelve month period commencing on June 15, 2007 or 2008, the redemption price will be 104.5% and 102.25%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus an amount equal to 50% of all remaining scheduled interest payments on the notes from, and including, the redemption date through the maturity date.

      If a change in control of our company occurs, each holder may require us to repurchase all or a portion of the holder’s note at 100% of their principal amount, together with accrued and unpaid interest through the repurchase date. The repurchase may be paid in cash or in shares of our common stock.

      If the holders convert their notes to shares of our common stock on or after December 16, 2004 but before June 15, 2007, the note holders will receive upon conversion, in addition to the number of shares of common stock to which they are entitled, an early conversion incentive payment in cash or common stock, at our option, equal to one-half the aggregate amount of unpaid interest payable through June 15, 2007.

      The notes are our senior unsecured debt and rank pari passu with all of our existing and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes rank junior to any future secured debt.

      We will not receive any proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders.

      Our common stock is listed on the American Stock Exchange under the symbol “TWW.” On December 20, 2004, the closing price of the common stock was $0.62 per share.

      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Investing in the notes and shares of our common stock issuable upon conversion of the notes involves certain risks. See “Risk Factors” beginning on page 7.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2004

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INTERESTS OF NAMED EXPERTS AND COUNSEL
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS
TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2004
SIGNATURES
EXHIBIT INDEX
Certificate of Amend. to Certificate of Incorporation
Opinion of Greenberg Traurig
Subsidiaries of the Company
Consent of PricewaterhouseCoopers LLP
Consent of Clifford Fong Associates

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. You should read this entire prospectus carefully.

Our Business

      We operate Internet Exchange Point facilities at strategic locations in Miami, Florida; Santa Clara, California; and Sao Paulo, Brazil from which we assist users of the Internet and communications networks in communicating with other users and networks. Our primary facility is the NAP of the Americas, located in Miami, Florida, where we provide exchange point, colocation and managed services to carriers, Internet service providers, network service providers, government entities, multi-national enterprises and other end users.

      Internet Exchanges, or IXs, are locations where two or more networks meet to interconnect and exchange Internet and data traffic, such as traffic of data, voice, images, video and all forms of digital telecommunications, much like air carriers meet at airports to exchange passengers and cargo. Instead of airlines and transportation companies, however, participation in IXs comes from telecommunications carriers, Internet service providers and large telecommunications and Internet users in general. Tier-1 IXs are large centers that access and distribute Internet traffic and, following the airport analogy, operate much like large, international airport passenger and cargo transportation terminals or “hubs.”

      Initially, four IXs — in New York, Washington, D.C., Chicago, and San Francisco — were created and supported by the National Science Foundation as part of the transition from the United States government-financed Internet to a commercially operated Internet. Since that time, privately owned IXs have been developed, including the NAP of the Americas.

      Our Internet Exchange Point facilities are carrier-neutral. We enable our customers to freely choose from among the many carriers available at our Internet Exchange Point facilities. We believe the carrier neutrality provides us with a competitive advantage when compared to carrier-operated Internet Exchange Point facilities where customers are limited to conducting business with one carrier.

      We generate revenue by providing our customers with:

•	the site and platform they need to exchange Internet and data traffic;

•	related professional and managed services; and

•	space to house their equipment and their network facilities in order to be close to the Internet and data traffic exchange connections that take place at our Internet Exchange Point facilities.

      Currently, our customers include telecommunications carriers such as AT&T, MCI, Qwest and Sprint, enterprises such as Bacardi USA, Intrado and Steiner Leisure, content providers such as Yahoo! and Akamai, and government entities including the Diplomatic Telecommunications Services Programming Office (DTSPO, a division of the United States Department of State), the United States Southern Command, the City of Coral Gables and the County of Miami Dade, Florida.

Our Financial Condition

      From our April 28, 2000 merger with Amtec through September 30, 2004, we incurred net operating losses of approximately $235.5 million. Our cash flows from operations for the six months ended September 30, 2004 and 2003 were negative. Due to the issuance of the $86.25 million in aggregate principal amount of our 9% Senior Convertible Notes, our working capital increased from a $10.3 million deficit, as of March 31, 2004, to a $10.1 million surplus, as of September 30, 2004.

      On May 17, 2004, we provided certain debenture holders with notice of our intent to redeem $25.0 million of our 10% convertible debentures and $2.8 million of our 13.125% convertible debentures, effective May 31, 2004. As of May 31, 2004, all of the holders of our 10% convertible debentures and $2.5 million in principal of our 13.125% convertible debentures opted to convert their debentures into an aggregate of 54,726,427 shares of our common stock. In June 2004, the remaining 13.125% convertible debentures outstanding were redeemed for an aggregate of $259,744 in cash. In addition, in June and July 2004, the remaining holders of our 13% convertible debentures redeemed their debentures for an aggregate of $10.3 million.

      On June 14, 2004, we privately placed $86.25 million in aggregate principal amount of 9% Senior Convertible Notes due June 15, 2009. We used the net proceeds from this offering to pay all of our previously outstanding debt. The balance of the proceeds will be used for possible acquisitions and for general corporate purposes, including working capital and capital expenditures. The notes are convertible at the option of the holders into our common stock at $1.25 per share. See “Management’s Discussion and Analysis — Liquidity and Capital Resources” for the impact of this transaction on our financial condition. We agreed to file a registration statement to cover resales of the notes and the common stock issuable upon conversion of the notes by September 12, 2004 and to have that registration statement declared effective by December 11, 2004. Although this registration statement covers those securities, we did not file the registration statement prior to September 12, 2004. As a result, we are required to pay liquidated damages to the noteholders equal to one-half of one percent per annum (50 basis points) per $1,000 principal amount of the notes. These damages will stop accruing on the initial date of this filing, but will resume accumulating if the registration statement is not declared effective by December 11, 2004. As of December 7, 2004, we had incurred approximately $102,000 of damages due to the late filing of this registration statement.

      Based on customer contracts signed as of September 30, 2004, expected expansions of customers under contract, including those with the U.S. Government and enterprises, and anticipated future contracts from potential customers currently in our sales pipeline, we project that our cash flow from operations will be positive by the end of the fiscal year ending March 31, 2005. We have identified additional potential customers, including federal, state and local governments, and are actively offering available services to them. However, our projected revenues and cash flows and planned cash needs depend on several factors, many of which are beyond our control, including the rate at which we provide services, the timing of exercise of expansion options by customers under existing contracts, the rate at which new services are sold to the government sector and the commercial sector, the ability to retain our customer base, the willingness and timing of potential customers in outsourcing the housing and management of their technology infrastructure to us, the reliability and cost-effectiveness of our services and our ability to market our services.

      As of September 30, 2004, we had not paid approximately $719,000 relating to a capital lease. We have negotiated a payment plan with the vendor and are making partial payments.

      As of October 1, 2004, we had not paid approximately $124,603 related to our 2002 tangible property taxes. We negotiated a payment plan with the Miami-Dade Tax Collector and are current with respect to the plan.

Our Strategy

      The NAP of the Americas created a new business model for network access points by providing customers with:

•	the connectivity of a world-class IX in a carrier-neutral facility;

•	highly conditioned space within which to locate equipment next to other customers; and

•	managed services meeting the design and operational specifications of multinational carriers, enterprises and government customers.

      Our strategy is to leverage our major connectivity hubs to sell services to customers within and outside of our Internet Exchange Point facilities. For example, we have been retained by the U.S. Diplomatic Telecommunications Services Program Office, under three publicly awarded contracts, to design, implement and manage a system which will permit designated overseas locations to have global internet access. Although the NAP of the Americas serves as the hub, we are leveraging our international carrier relationships to provide this customer with connectivity and technology to communicate with U.S. government locations around the world.

Recent Events

      We currently own a 0.84% interest in Technology Center of the Americas, LLC, which we refer to as TECOTA, the entity that owns the building in which the NAP of the Americas is housed. In July 2004, we entered into an agreement under which we assumed the obligation to purchase the other equity interests in TECOTA. In connection with the assumption of the agreement to purchase TECOTA and the exercise of options to extend the closing date, we have deposited an aggregate of $5.0 million which is nonrefundable except in the case of default by the sellers. We are currently exploring financing options and we expect the transaction to close by December 31, 2004. See Pro Forma Financial Information.

      In November 2004, we restated our June 30, 2004 financial statements with respect to certain amounts associated with the valuation of our 9% Senior Convertible Notes due June 15, 2009 and the related derivatives embedded within such notes. The restatement adjusted the estimated fair value of the embedded derivatives at the date of issuance and at period end, and the resulting impact to interest expense and changes in estimated fair value of derivatives on our statement of operations. The effect of the adjustments on our statement of operations was an increase of approximately $312,000 in our net loss over the period from April 1, 2004 through June 30, 2004.

The Offering

Issuer	Terremark Worldwide, Inc.

Securities Offered	$86,250,000 aggregate principal amount of 9% Senior Convertible Notes due June 15, 2009 and up to 69,000,000 shares of our common stock, par value $0.001 per share, issuable upon conversion of the notes, subject to adjustment.

Maturity Date	June 15, 2009.

Interest	9% per annum on the principal amount, payable semiannually in arrears on June 15 and December 15 of each year, commencing December 15, 2004.

Conversion	You may convert the notes at any time on and after the earlier of the Registration Date (as defined herein) or 270 days following the date of original issuance of the notes, unless previously redeemed, into shares of common stock at a conversion price of $1.25 per share, subject to adjustment. See “Description of the Notes – Conversion Rights.”

Redemption	We are entitled to redeem the notes at any time on or after June 15, 2007, in whole or in part, at the redemption price as set forth herein together with accrued but unpaid interest. We may only redeem the notes if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days, ending on the trading day before the date of mailing of the redemption notice. If a provisional redemption occurs, we also will make an interest make-whole payment in cash or common stock, at our option, equal to 50% of the aggregate amount of interest that would have accrued from the provisional redemption date through the maturity date. See “Description of the Notes – Provisional Redemption.”

Change in Control	If a change in control of our company occurs, you may require us to repurchase all or a portion of your notes at 100% of the principal amount thereof, together with accrued and unpaid interest through the repurchase date. The repurchase price may be paid in cash or in common stock. See “Description of the Notes – Repurchase of the Notes at the Option of the Holder Upon a Change in Control” and “Risk Factors – We may be unable to purchase the notes upon a change of control.”

Dividend Protection	If we pay cash dividends on our common stock, we will pay contingent interest in cash with respect to each note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of such note. See “Description of the Notes – Dividend Protection; Contingent Interest.”

Early Conversion Incentive	If you convert your notes into shares of common stock on or after December 16, 2004 but before June 15, 2007, you will receive upon such conversion, in addition to the number of shares of common stock to which you are entitled, an early conversion incentive payment in cash or common stock, at our option, equal to one-half the aggregate amount of unpaid interest payable through June 15, 2007.

Ranking	The notes are our general unsecured obligations and rank:

• pari passu with all of our existing unsecured and unsubordinated indebtedness and pari passu with our future unsecured and unsubordinated indebtedness;

• senior in right of payment to all of our future subordinated indebtedness; and

• junior to our future secured indebtedness.

See “Description of the Notes – Ranking.”

Federal Income Tax Consequences	Some federal income tax consequences are associated with purchasing, holding and disposing of the notes and shares of common stock issuable upon conversion of the notes. You are urged to consult your own tax advisors regarding the tax consequences of acquiring, holding or disposing of the notes and shares of common stock. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale.

Trading	The notes are included for trading in the Private Offerings, Resales, and Trading through Automatic Linkages market known as PORTAL, however, we cannot assure you that any active or liquid market will develop for the notes.

Our History

      We were formed in 1982 and, along with our subsidiaries, were engaged in the development, sale, leasing, management and financing of various real estate projects. We provided these services to private and institutional investors, as well as for our own account. The real estate projects with which we were involved included retail, high-rise office buildings, mixed-use projects, condominiums, hotels and governmental assisted housing. We were also involved in a number of ancillary businesses that complemented our core development operations. Specifically, we engaged in brokering financial services, property management, construction management, condominium hotel management, residential sales and commercial leasing and brokerage, and advisory services.

      On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Contemporaneous with the reverse merger, we changed our corporate name to Terremark Worldwide, Inc. and adopted “TWW” as our trading symbol on the American Stock Exchange. Historical information of the surviving company is that of Terremark Holdings, Inc. In conjunction with our development of the NAP of the Americas, we began to redefine and focus our strategy on providing housing and management of Internet and telecommunications infrastructure and began implementing a plan to exit all lines of business and real estate activities not directly related to the Internet Exchange Point strategy. Lines of business discontinued included IP fax services, unified messaging services, and telephony. Non-core real estate activities exited included real estate development, property management, financing and the ancillary businesses that complemented the real estate development operations. Our real estate activities currently include technology construction work and management of the property where the NAP of the Americas is located. As of March 31, 2002, we had completed the exit of lines of business and real estate activities not related to our Internet Exchange Point strategy.

      Our principal executive office is located at 2601 S. Bayshore Drive, Miami, Florida 33133. Our telephone number is (305) 856-3200.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary selected consolidated annual financial statement data has been derived from our audited Consolidated Financial Statements. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the Notes thereto included elsewhere herein.

	Six Months Ended
	September 30,		Twelve Months Ended March 31,

	2004	2003	2004	2003	2002	2001	2000

	(dollars in thousands except per share data)
Results of operations:
Data center	$15,026	$7,243	$17,034 (3)	$11,033 (3)	$3,216	$253	$—
Real estate services	1,088	247	1,179	3,661	12,656	39,894	15,390

Total revenue	16,114	7,490	18,213	14,694	15,872	40,147	15,390

Data center operations expenses	12,201	6,507	16,413	11,235	11,231	1,223	—
Construction contract expenses	948	109	918	2,968	7,398	20,347	555
Other expenses	727	8,752	23,373	41,718	54,615	39,950	20,868

Total expenses	13,876	15,368	40,704	55,921	73,244	61,520	21,423

Income (loss) from continuing operations	2,238	(7,878)	(22,491)	(41,227)	(57,372)	(21,373)	(6,033)
Loss from discontinued operations	—	—	—	—	—	(82,627)	—
Non-cash preferred dividend	(487)	(80)	(1,158)	(160)	(160)	(160)	(160)

Net income (loss) attributable to common shareholders	$1,751	$(7,958)	$(23,649)	$(41,387)	$(57,532)	$(104,160)	$(6,193)

Income (loss) from continuing operations per common share	$0.01	$(0.03)	$(0.08)	$(0.18)	$(0.29)	$(0.11)	$(0.09)
Loss from discontinued operations per common share	—	—	—	—	—	(0.44)	—

Net income (loss) per common share	$0.01	$(0.03)	$(0.08)	$(0.18)	$(0.29)	$(0.55)	$(0.09)

Financial condition(5):
Real estate inventory	$—	$—	$—	$—	$—	$—	$11,797
Property and equipment, net	56,884	53,059	53,898	54,483	61,089	25,066	1,011
Total assets	106,958	71,401	77,433	69,602	81,024	78,069	77,998
Long term obligations(1)(2)	87,421	69,019	78,525	74,524	38,210	16,462	28,632
Stockholders’ equity (deficit)(4)	951	(19,020)	(22,720)	(46,461)	(49,276)	11,163	476

(1)	Long term obligations include convertible debt less current portion, estimated fair value of derivatives embedded within convertible debt, deferred rent, deferred revenue, notes payable less current portion, redeemable preferred stock, and capital lease obligations less current portion.

(2)	Long term obligation as of March 31, 2004, 2003 and 2002 include $500 in redeemable convertible preferred stock plus accrued dividends.

(3)	Amount includes contract termination fees for the years ended March 31, 2004 and 2003 of $422 and $1,095, respectively.

(4)	Stockholders’ equity as of March 31, 2000 includes approximately $4,777 in convertible preferred stock.

(5)	See “Management’s Discussion and Analysis — Liquidity and Capital Resources” regarding subsequent events.

RISK FACTORS

Risks Related to the Securities Offered

An active trading market for the notes may not develop.

      The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The notes have been included for trading in The PORTAL market, however an active trading market for the notes may not develop or may not be sustained. If a market were to develop, the notes could trade at prices that may be higher or lower than their offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities. The future market for the notes may be subject to volatility.

We may be unable to purchase the notes upon a change in control.

      Upon the occurrence of specific change in control events, each holder may require us to repurchase all or a portion of the holder’s note at 100% of the principal amount thereof, together with accrued and unpaid interest through the repurchase date. The repurchase may be paid in cash or in common stock. If a change in control occurs, we may not have sufficient funds to pay the repurchase price for all of the notes tendered by the holders thereof or we may not be permitted to repurchase the notes tendered under our then existing credit arrangements.

The price of our common stock may fluctuate significantly, which may make it difficult for you to sell the common stock issuable upon conversion of the notes, when you want to or at prices you find attractive.

      The price of our common stock on the American Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

Conversion of the notes will dilute the ownership interest of existing stockholders.

      The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

The notes are unsecured and, therefore, are effectively subordinated to any of our secured debt.

      The notes will rank pari passu with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes will effectively rank junior to any of our future secured indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our future secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

Risks Related to Our Business

Our management believes that certain weaknesses in our system of internal controls constitute material weaknesses, and at September 30, 2004 has concluded that, our internal controls and procedures are ineffective. This could cause a loss of confidence in our financial reporting and negatively impact our stock price.

      Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an on-going basis the design and operating effectiveness of our internal control structure and procedures for financial reporting. In connection with the review of our draft Form 10-Q for the quarter ended June 30, 2004, our independent auditors identified certain adjustments that were required to be recorded within that Form 10-Q. Our management believes that the failure of our internal controls to identify these adjustments indicates the existence of certain material weaknesses in our system of internal controls. As a result of the existence of those material weaknesses, our management concluded that our internal controls and procedures were ineffective as of September 30, 2004. Furthermore, it is possible that additional material weaknesses will be found by our auditors in connection with their audit of our internal controls. If we are unable to remediate the weakness, the auditors could be required to issue an adverse opinion on our internal controls.

      Because opinions on internal controls have not been required in the past, it is uncertain what impact an adverse opinion would have on our stock price.

The restatement of our financial statements for the quarter ended June 30, 2004 could cause a loss of confidence in our financial reporting, which would harm our business and the trading price of our stock.

      Our inability to support our original valuation for the derivatives embedded within the notes led to the restatement of our financial statements for the quarter ended June 30, 2004. Our valuation, as originally reported, incorrectly used a volatility of approximately 17% as an input in estimating the fair value of the embedded derivatives. A subsequent valuation by Gifford Fong Associates, concluded that because the notes are not actively traded and we are not able to find other comparable market data, we do not have sufficient quantitative and qualitative market data to support the volatility assumption used in our initial valuation. Therefore, until an active market develops for the notes or we are able to find comparable market data, we must use a theoretical model to estimate the value of the embedded derivatives based on the historical volatility of approximately 80% over the past year. As a result of this restatement, current and potential shareholders could lose confidence in our financial reporting.

If the price of our shares remains low or our financial condition deteriorates, we may be delisted by the American Stock Exchange.

      Our common stock currently trades on the American Stock Exchange (Amex). The Amex requires companies to fulfill specific requirements in order for their shares to continue to be listed. Our securities may be considered for delisting if:

•	our financial condition and operating results appear to be unsatisfactory;

•	it appears that the extent of public distribution or the aggregate market value of the securities has become so reduced as to make further dealings on the Amex inadvisable; or

•	we have sustained losses which are so substantial in relation to our overall operations or our existing financial condition has become so impaired that it appears questionable whether we will be able to continue operations and/or meet our obligations as they mature.

      For example, the Amex may consider suspension or delisting of a stock if the stock has been selling for a substantial period of time at a low price per share. Our common stock has been trading at relatively low prices for the past eighteen months and we have sustained net losses for the past three fiscal years. Therefore, our common stock is at risk of being delisted by the Amex. If our shares are delisted from the Amex, our stockholders could find it difficult to sell our stock. To date, we have had no communication from the Amex regarding delisting. If our common stock is delisted from the Amex, we may apply to have our shares quoted on NASDAQ’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Amex. In addition, if our shares are no longer listed on the Amex or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our common stock were to become subject to the penny stock rules it is likely that the price of our common stock would decline and that our stockholders would find it difficult to sell their shares.

We may not be able to compete effectively in the market for data center services.

      The market for data center services is extremely competitive and subject to rapid technological change. Our current and potential competitors include providers of data center services, global, regional and local telecommunications companies and Regional Bell Operating Companies, and information technology outsourcing firms. Many of our existing competitors have greater market presence and financial and personnel resources than we do. Our competitors include Internet data centers operated by established communications carriers such as AT&T, Level 3, MCI and Qwest. We also compete with providers of data services centers, regional Bell operating companies that offer Internet access and information technology outsourcing firms. The principal competitive factors in our market include:

•	ability to deliver services when requested by the customer;

•	Internet system engineering and other professional services expertise;

•	customer service;

•	network capability, reliability, quality of service and scalability;

•	variety of managed services offered;

•	access to network resources, including circuits, equipment and interconnection capacity to other networks;

•	broad geographic presence;

•	price;

•	ability to maintain and expand distribution channels;

•	brand name recognition;

•	timing of introductions of new services;

•	physical and network security;

•	financial resources; and

•	customer base.

      Some of our competitors may be able to develop and expand their data center services faster, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services that compete with the services we provide.

We anticipate that an increasing portion of our revenues will be from contracts with agencies of the United States government, and uncertainties in government contracts could adversely affect our business.

      Generally, U.S. Government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government contracts are subject to specific procurement regulations. Failure to comply with these regulations and requirements could lead to suspension or debarment from future government contracting for a period of time.

We derive a significant portion of our revenues from a few clients; accordingly, a reduction in our clients’ demand for our services or the loss of clients would likely impair our financial performance.

      During the six months ended September 30, 2004, we derived approximately 22% and 17% of our data center revenues from two customers. During the six months ended September 30, 2003, we derived approximately 11% of our data center revenues from one customer. Because we derive a large percentage of our revenues from a few major customers, our revenues could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced.

We have significant debt service obligations which will require the use of a substantial portion of our available cash.

      As of September 30, 2004, our total liabilities were approximately $105.9 million, including the $86.25 million of our 9% senior convertible notes. As of September 30, 2004, obligations guaranteed by us were $10.1 million and our total stockholders’ equity was $1.0 million.

      Each of these obligations requires significant amounts of liquidity. Should we need additional capital or financing, our ability to arrange financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically; and

•	the success of our facilities.

We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.

      We are highly dependent on the services of key personnel, particularly Manuel D. Medina, our Chairman. Our potential growth and expansion and the merger and integration of separate businesses, are expected to place increased demands on our management skills and resources. Therefore, our success also depends upon our ability to hire and retain additional skilled and experienced management personnel. Employment and retention of qualified personnel is important due to the competitive nature of our industry.

If we do not locate financial or strategic partners, we may have to delay or abandon expansion plans.

      Expenditures commence well before an Internet Exchange Point opens, and it may take an extended period to approach break-even capacity utilization. It takes a significant period of time to select the appropriate location for a new Internet Exchange Point, construct the necessary facilities, install equipment and telecommunications infrastructure and hire operations and sales personnel. As a result, we expect that an individual Internet Exchange Point will experience losses for more than one year from the time it is opened. As a part of our Internet Exchange Point strategy, we intend to rely on third-party financial or strategic partners to fund the development costs. If we are unable to establish such third-party relationships, we may delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to generate additional revenue and to respond to competitive pressures.

Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy.

      Our NAP facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

Brazilian political and economic conditions may have an adverse impact on our operations.

      Our results of operations and financial condition may be affected by inflation in each country in which we manage a facility. We maintain operations in Brazil, which has had in the past, and may have now or in the future, a highly inflationary economy, defined as cumulative inflation of about 100% or more over a three calendar year period. Future increases in our costs may exceed the rate of inflation or the amounts, if any, which we may be able to recover from our customers.

RATIO OF EARNINGS TO FIXED CHARGES

								Pro Forma

								Six Months
	Six Months Ended							Ended	Year Ended
	September 30,		Year Ended March 31,					September 30,	March 31,

	2004	2003	2004	2003	2002	2001	2000	2004	2004

Ratio	1.29	—	—	—	—	—	—	1.05	—
Deficiency of earnings available to cover fixed charges	—	$7,877,589	$22,490,577	$41,227,305	$58,263,859	$21,978,583	$6,074,270	—	$28,826,165

      The ratio of earnings to fixed charges has been computed on a consolidated basis. Earnings consists of the sum of loss from continuing operations before income taxes, fixed charges, amortization of capitalized interest, and minority interest minus interest capitalized. Fixed charges consists of the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense. Pro forma information gives effect to our acquisition of TECOTA and its related financing.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders under this prospectus.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER

MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock and Preferred Stock Information

      Our common stock, par value $0.001 per share, is quoted under the symbol “TWW” on the American Stock Exchange. As of October 31, 2004, we had the authority to issue:

•	600,000,000 shares of common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors, of which 20 shares are designated as Series G Convertible Preferred Stock, 294 shares are designated as Series H Convertible Preferred Stock and 600 shares are designated as Series I Convertible Preferred Stock.

      As of October 31, 2004:

•	351,437,399 shares of our common stock were outstanding;

•	20 shares of our Series G Convertible Preferred Stock were outstanding and held by an entity in which Manuel Medina, our Chairman and Chief Executive Officer, owns a 50% interest and could have been converted into 2,209,521 shares of our common stock;

•	294 shares of our Series H Convertible Preferred Stock were outstanding and held by one holder of record. Each share of Series H Convertible Preferred Stock may be converted into 1,000 shares of our common stock; and

•	390 shares of our Series I Convertible Preferred Stock were outstanding. Each share of Series I Convertible Preferred Stock may be converted into 33,334 shares of our common stock.

      We believe there are approximately 6,845 beneficial owners of our common stock.

      The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for our common stock on the American Stock Exchange. Quotations are based on actual transactions and not bid prices.

	Prices
Fiscal Year 2005
Quarter Ended	High	Low

June 30, 2004	$1.09	$0.61
September 30, 2004	0.84	0.60
December 31, 2004 (through December 20, 2004)	0.64	0.62

	Prices
Fiscal Year 2004
Quarter Ended	High	Low

June 30, 2003	$1.21	$0.33
September 30, 2003	1.00	0.53
December 31, 2003	0.78	0.55
March 31, 2004	0.94	0.60

	Prices
Fiscal Year 2003
Quarter Ended	High	Low

June 30, 2002	$0.73	$0.25
September 30, 2002	0.77	0.31
December 31, 2002	0.71	0.22
March 31, 2003	0.49	0.22

Dividend Policy

      Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends.

Recent Sales of Unregistered Securities

      On June 14, 2004, we privately placed $86.25 million in aggregate principal amount of 9% Senior Convertible Notes due June 15, 2009 at 100% of the face value of the notes. The initial purchaser was McMahan Securities Co. L.P. We used the net proceeds from this offering to pay all of our outstanding debt. The balance of the proceeds will be used for possible acquisitions and for general corporate purposes, including working capital and capital expenditures. The notes are convertible at the option of the holders into our common stock at $1.25 per share. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for the impact of this transaction on our financial condition. We agreed to file a registration statement to cover resales of the notes and the common stock issuable upon conversion of the notes by September 12, 2004 and to have that registration statement declared effective by December 11, 2004. Although this registration statement covers those securities, we did not file the registration statement prior to September 12, 2004. As a result, we are required to pay liquidated damages to the noteholders equal to one-half of one percent (50 basis points) per annum per $1,000 principal amount of the notes. These damages will stop accruing on the initial date of this filing, but will resume accumulating if the registration statement is not declared effective by December 11, 2004. In connection with the offering, we paid McMahan Securities Co. L.P. approximately $5.3 million in fees and commissions and delivered to it a warrant to purchase 1,815,789 shares of common stock at $.95 per share which expires three years from the date of the offering.

      In May 2004, we issued three senior secured promissory notes in favor of Veritas High Yield Arbitrage I Fund, LLC, Veritas High Yield Arbitrage II Fund, LLC, and Veritas High Yield Arbitrage Fund, (Bermuda) Ltd., whom we refer to as the Veritas lenders, for the aggregate amount of $5.2 million. The notes accrued interest at 12% per annum, were payable monthly based on original face amount, and were set to mature on October 29, 2004, with prepayment permitted without penalty after the first month. The notes were paid in full in June 2004. We also issued 200,000 warrants in favor of the lenders with a strike price of $0.01, which expire two years after the effective date of the registration statement for the underlying common stock. We agreed to file a registration statement covering the shares of common stock underlying the warrants and to use our best efforts to cause the registration statement to become effective by August 15, 2004. Since we had not filed this registration statement as of August 15, 2004, we were required by the terms of the warrants to place 200,000 registered shares of common stock in escrow. Prior to our being able to arrange this escrow, the Veritas lenders exercised their warrants. In order to comply with the warrant exercise, we asked Miguel Rosenfeld, one of our directors, to transfer 200,000 registered shares to the Veritas lenders in exchange for our agreement to issue to him 200,000 unregistered shares which we agreed to register in the future. We paid a finder’s fee of $130,000 to McMahan Securities Co. L.P. in connection with the issuance of notes and warrants to the Veritas lenders. There is certain common ownership between the Veritas lenders and McMahan Securities Co. L.P.

      On March 31, 2004, we issued 400 shares of Series I 8% Convertible Preferred Stock for $7.8 million in cash and $2.2 million in promissory notes, together with warrants to purchase 2.8 million shares of our common stock. We have collected all amounts due under the promissory note. The Series I Preferred Stock is convertible into shares of our common stock at $0.75 per share. In January 2007, the Series I Preferred Stock dividend rate will increase to 10% per year until January 2009 when it increases to 12%. Dividends are payable quarterly, at our discretion, in shares of our common stock or cash. We have the right to redeem the Series I Preferred Stock at $25,000 per share plus accrued dividends at any time after December 31, 2004.

      On April 30, 2003, we issued 10% Subordinated Secured Convertible Debentures due April 30, 2006 for an aggregate principal amount of $25.0 million. The debentures are convertible into shares of our common stock at $0.50 per share. Interest is payable quarterly beginning July 31, 2003. The debentures were issued in exchange for $10.3 million in cash, $9.5 million in a promissory note due in full May 30, 2003 and $5.2 million of notes payable converted to the subordinated debentures. Included in the $5.2 million is $2.0 million of cash received in March 2003 in anticipation of the debenture transaction. As of June 1, 2004, all holders of the 10% debentures converted their debentures into shares of our common stock. See discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      These offers and sales of our securities were exempt from the registration requirements of the Securities Act of 1933, as the securities were sold to accredited investors pursuant to Regulation D and to non-United States persons in offshore transactions pursuant to Regulation S.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data has been derived from our audited Consolidated Financial Statements. The data set forth below should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information elsewhere herein.

	Six Months Ended
	September 30,		Twelve Months Ended March 31,

	2004	2003	2004	2003	2002	2001	2000

	(dollars in thousands except per share data)
Results of operations:
Data center	$15,026	$7,243	$17,034 (3)	$11,033 (3)	$3,216	$253	$—
Real estate services	1,088	247	1,179	3,661	12,656	39,894	15,390

Total revenue	16,114	7,490	18,213	14,694	15,872	40,147	15,390

Data center operations expenses	12,201	6,507	16,413	11,235	11,231	1,223	—
Construction contract expenses	948	109	918	2,968	7,398	20,347	555
Other expenses	727	8,752	23,373	41,718	54,615	39,950	20,868

Total expenses	13,876	15,368	40,704	55,921	73,244	61,520	21,423

Income (loss) from continuing operations	2,238	(7,878)	(22,491)	(41,227)	(57,372)	(21,373)	(6,033)
Loss from discontinued operations	—	—	—	—	—	(82,627)	—
Non-cash preferred dividend	(487)	(80)	(1,158)	(160)	(160)	(160)	(160)

Net income (loss) attributable to common shareholders	$1,751	$(7,958)	$(23,649)	$(41,387)	$(57,532)	$(104,160)	$(6,193)

Income (loss) from continuing operations per common share	$0.01	$(0.03)	$(0.08)	$(0.18)	$(0.29)	$(0.11)	$(0.09)
Loss from discontinued operations per common share	—	—	—	—	—	(0.44)	—

Net income (loss) per common share	$0.01	$(0.03)	$(0.08)	$(0.18)	$(0.29)	$(0.55)	$(0.09)

Financial condition(5):
Real estate inventory	$—	$—	$—	$—	$—	$—	$11,797
Property and equipment, net	56,884	53,059	53,898	54,483	61,089	25,066	1,011
Total assets	106,958	71,401	77,433	69,602	81,024	78,069	77,998
Long term obligations(1)(2)	87,421	69,019	78,525	74,524	38,210	16,462	28,632
Stockholders’ equity (deficit)(4)	951	(19,020)	(22,720)	(46,461)	(49,276)	11,163	476

(1)	Long term obligations include convertible debt less current portion, estimated fair value of derivatives embedded within convertible debt, deferred rent, deferred revenue, notes payable less current portion, redeemable preferred stock, and capital lease obligations less current portion.

(2)	Long term obligation as of March 31, 2004, 2003 and 2002 include $500 in redeemable convertible preferred stock plus accrued dividends.

(3)	Amount includes contract termination fees for the years ended March 31, 2004 and 2003 of $422 and $1,095, respectively.

(4)	Stockholders’ equity as of March 31, 2000 includes approximately $4,777 in convertible preferred stock.

(5)	See “Management’s Discussion and Analysis — Liquidity and Capital Resources” regarding subsequent events.

      The quarterly selected financial statement data set forth below has been derived from our unaudited Condensed Consolidated Financial Statements. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited Consolidated Financial Statements and the Notes thereto included elsewhere herein.

Year ending March 31, 2005:

	Three Months Ended

		June 30,
	September 30,	2004
	2004	(As restated)

	(dollars in thousands except per share data)
Data center	$7,915	$7,111
Real estate services	303	785

Total revenue	8,218	7,896

Data center operations expense	6,464	5,737
Construction contract expense	243	705
Other (income) expenses	(1,303)	2,031

Total expenses	5,404	8,473

Net income (loss)	2,814	(577)
Non-cash preferred dividend	(245)	(242)

Net income (loss) attributable to common shareholders	$2,569	$(819)

Net income (loss) per common share	$0.01	$0.00

Year ended March 31, 2004:

	Three Months Ended

	March 31,	December 31,	September 30,	June 30,
	2004	2003	2003	2003

	(dollars in thousands except per share data)
Data center(1)	$5,199	$4,592	$3,941	$3,302
Real estate services	659	273	108	139

Total revenue	5,858	4,865	4,049	3,441

Data center operations expenses	5,243	4,664	3,950	2,556
Construction contract expenses	581	229	62	46
Other expenses (income)	5,496	9,124	10,844	(2,091)

Total expenses	11,320	14,017	14,856	511

Net (loss) income	(5,462)	(9,152)	(10,807)	2,930
Non-cash preferred dividend	(1,038)	(40)	(40)	(40)

Net (loss) income attributable to common shareholders	$(6,500)	$(9,192)	$(10,847)	$2,890

Net (loss) income per common share	$(0.02)	$(0.03)	$(0.04)	$0.01

Year ended March 31, 2003:

	Three Months Ended

	March 31,	December 31,	September 30,	June 30,
	2003	2002	2002	2002

	(dollars in thousands except per share data)
Data center(1)	$2,902	$2,557	$2,424	$3,150
Real estate services	84	276	1,268	2,033

Total revenue	2,986	2,833	3,692	5,183

Data center operations expenses	2,603	2,768	2,769	3,095
Construction contract expenses	62	134	938	1,834
Other (income) expenses	9,979	14,110	9,403	8,226

Total expenses	12,644	17,012	13,110	13,155

Net loss	(9,658)	(14,179)	(9,418)	(7,972)
Non-cash preferred dividend	(40)	(40)	(40)	(40)

Net loss attributable to common shareholders	$(9,698)	$(14,219)	$(9,458)	$(8,012)

Net loss per common share	$(0.04)	$(0.06)	$(0.04)	$(0.04)

(1)	Amount includes a one time contract termination fee of $130, $292 and $1,095 for the three months ended December 31, 2003, June 30, 2003 and June 30, 2002, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus may contain “forward-looking statements” based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of results of operations and financial condition is based upon and should be read in conjunction with our Consolidated Financial Statements and Notes thereto contained elsewhere in this registration statement.

Recent Events

      We currently own a 0.84% interest in TECOTA, the entity that owns the building in which the NAP of the Americas is housed. In July 2004, we entered into an agreement under which we assumed the obligation to purchase the other equity interests in TECOTA. In connection with the assumption of the agreement to purchase TECOTA and the exercise of options to extend the closing date, we have deposited an aggregate of $5.0 million which is nonrefundable except in the case of default by the sellers. We are currently exploring financing options and we expect the transaction to close by December 31, 2004. See Pro Forma Financial Information.

      In June 2002, we entered into an exclusive agreement with the Comunidad Autonoma de Madrid, which we refer to as the Comunidad, to develop and operate carrier-neutral Internet exchange points, or IXs, in Spain. As part of that agreement, the parties formed NAP de las Americas — Madrid S.A., which we refer to as NAP Madrid, to own and operate carrier-neutral IXs in Spain, modeled after the NAP of the Americas. The shareholders were the Comunidad through its Instituto Madrileno de Desarrollo, the Camara Oficial de Comercio e Industria de Madrid, Red Electrica Telecomunicaciones, S.A., Telvent Sistemas y Redes S.A., a subsidiary of Abengoa S.A., and Centro de Transportes de Coslada, S.A. At March 31, 2003, we owned 10% of NAP Madrid’s equity.

      In May 2004, we purchased the 20% of NAP Madrid owned by Telvent Sistemas y Redes S.A. for approximately $550,000. In June 2004, we purchased the 20% of this entity owned by Red Electrica Telecomunicaciones, S.A. for approximately $634,000. In July 2004, we purchased the 30% interest in NAP Madrid owned by CTC and IMADE for approximately $1.4 million. As a result of these transactions, we own an 80% equity interest in NAP Madrid. Our accounts as of September 30, 2004, included the assets and liabilities of NAP Madrid, as well as the 20% minority interest. The assets of NAP Madrid include 8.7 million shares of Terremark common stock, which are accounted for as treasury stock at cost, and de minimus operating assets. The liabilities of NAP Madrid consist primarily of a bank loan with a balance of 3.3 million Euros ($3.9 million) at September 30, 2004. The results of NAP Madrid from July 1, 2004 have been included in our statement of operations.

      Because it had not commenced significant operations, and had no customers or employees when the above transactions were consummated, we concluded that the assets acquired do not constitute a business. We allocated the purchase price based upon the fair value of assets acquired and liabilities assumed. The following is a final allocation of the purchase price:

Assets
Equipment	$204,040
Terremark stock	7,220,637

Liabilities
Notes payable, current	(3,708,705)
Accounts payable and accrued expenses	(677,444)
Minority interest	(167,466)

Net assets	$2,871,062
Previous equity ownership	(333,435)

Investment amount	$2,537,627

Critical Accounting Policies and Estimates

      Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Management believes the following significant accounting policies, among others, affect its judgments and estimates used in the preparation of its consolidated financial statements:

•	revenue recognition and allowance for bad debt;

•	accounting for income taxes;

•	impairment of long-lived assets; and

•	goodwill.

     Revenue Recognition and Allowance for Bad Debts

      Currently, we derive our revenues from monthly recurring fees for colocation and exchange point services and managed services. We also receive non-recurring installation fees for colocation and exchange point services and for construction activities. Revenues from colocation, exchange point services and managed services are billed monthly and recognized ratably over the term of the contract. Installation fees are generally billed in the period in which the installation is performed but deferred and recognized ratably over the term of the related contract. Managed services fees are billed and recognized in the period in which the services are provided. From time to time, we provide installation and other outsourcing services under government contracts that include procurement and leasing of equipment. Due to the typical short-term nature of these types of services, we record revenues and related expenses under the completed contract method, whereby related amounts are deferred in the balance sheet until services are delivered and accepted by the government. Contract costs deferred are costs incurred for assets, such as costs for the purchase of materials and production equipment, under fixed-price contracts. For these types of services, labor and other general and administrative costs are not significant and are included as period charges.

      Revenue is recognized as service is provided when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. We assess collection based on a number of factors, including transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from customers. If we determine that collection is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. We account for data center revenues in accordance with Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” which provides guidance on separating multiple element revenue arrangements into separate units of accounting. As of March 31, 2004 and 2003, our accounts receivable amounted to $3,214,101 and $494,736, respectively, and were net of allowance for doubtful accounts of approximately $200,000 and $120,340, respectively.

      Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. This method is used because management considers costs incurred to be the best measure of progress on these contracts. The duration of a construction contract generally exceeds one year. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as other liabilities and represent billings in excess of revenues recognized. Construction contract expense costs include all direct material and labor costs and indirect costs related to contract performance such as indirect labor, supplies, tools, repairs, bad debt and depreciation.

Provisions for estimated losses on uncompleted contracts are made in the period in which losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions can be reasonably estimated. Accordingly, it is possible that our current estimates relating to completion cost and profitability of our uncompleted contracts will vary from actual results. Excluding depreciation, profit margins (construction contract revenue less construction contract expenses) on construction contracts for the years ended March 31, 2004, 2003 and 2002 were $22,432, $315,658 and $857,163, respectively.

      We analyze current economic news and trends, historical bad debts, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of our allowance for bad debts.

     Derivatives

      We do not hold or issue derivative instruments for trading purposes. However, our 9% Senior Convertible Notes due June 15, 2009 contain embedded derivatives that require separate valuation from the notes. We recognize these derivatives as liabilities on our balance sheet and measure them at their estimated fair value, and recognize changes in their estimated fair value in earnings in the period of change. We estimated that the embedded derivatives had an initial estimated fair value of approximately $35,480,000 and a September 30, 2004 estimated fair value of approximately $21,804,000. The embedded derivatives derive their value primarily based on changes in the price and volatility of our common stock. The closing price of our common stock decreased to $0.64 as of September 30, 2004 from $0.93 per share as of the initial valuation date. As a result, during the six months ended September 30, 2004, we recognized a $13.7 million change in estimated fair value of the embedded derivatives.

      With the assistance of a third party, Gifford Fong Associates, we estimate the fair value of our embedded derivatives using available market information and appropriate valuation methodologies. These embedded derivatives derive their value primarily based on changes in the price and volatility of our common stock. Over the life of the notes, given the historical volatility of our common stock, changes in the estimated fair value of the embedded derivatives are expected to have a material effect on our results of operations. Furthermore, we have estimated the fair value of these embedded derivatives using a theoretical model based on the historical volatility of our common stock of 80% over the past year. If an active trading market develops for the notes or we are able to find comparable market data, we may in the future be able to use actual market data to adjust the estimated fair value of these embedded derivatives. Such adjustment could be significant and would be accounted for prospectively.

     Accounting for Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce tax assets to the amounts expected to be realized.

      Our accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. To support our conclusion that a 100% valuation allowance was required, we primarily considered such factors as our history of operating losses, the nature of our deferred tax assets and the absence of taxable income in prior carryback years. Although our operating plans assume taxable and operating income in future periods, our evaluation of all the available evidence in assessing the realizability of the deferred tax assets indicates that such plans are not considered sufficient to overcome the available negative evidence.

      Our federal and state net operating loss carryforwards, amounting to approximately $137 million, begin to expire in 2011. Utilization of the net operating losses generated prior to the AmTec merger may be limited by the Internal Revenue Code. Should we determine that we would be able to realize our deferred tax assets in the foreseeable future, an adjustment to the deferred tax assets would increase income in the period such determination is made.

     Impairment of Long-Lived Assets

      We account for impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which we adopted in fiscal 2003. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events and circumstances include, but are not limited to, prolonged industry downturns, significant decline in our market value and significant reductions in our projected cash flows. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including long-term forecasts of the number of additional customer contracts, profit margins, terminal growth rates and discounted rates. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Prior to adoption of SFAS No. 144, we accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.”

      As of March 31, 2004 and 2003, our long-lived assets, including property and equipment, net and identifiable intangible assets and goodwill, totaled $63,897,586 and $64,482,834, respectively. For the years ended March 31, 2004, 2003 and 2002, we recognized impairment charges amounting to $0, $4,020,300, and $18,973,670, respectively.

 Goodwill

      We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets that have indefinite lives are not amortized but rather are tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The goodwill impairment test involves a two-step approach. Initially the fair value of the reporting units are compared with their carrying amount, including goodwill, to identify potential impairment. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for the excess, if any, of the carrying value of goodwill over the implied fair value of goodwill. Intangible assets that have finite useful lives continue to be amortized over their useful lives.

      Prior to the adoption of SFAS 142, intangible assets were generally amortized on the straight-line method over five years. In accordance with SFAS 142, we ceased amortization of our intangible assets with indefinite lives and completed an initial impairment test of intangible assets as of April 1, 2002. Management determined in the initial impairment test that these assets were not impaired based on their fair values. Fair value was estimated using the expected present value of future cash flows and the assumed market capitalization at the reporting unit level.

      During the three months ended March 31, 2004, we performed our annual test for impairment and concluded that there were no impairments.

Results of Operations

Overview

      For the six months ended September 30, 2004, approximately 93% of our total revenues were generated from data center operations. The remainder was substantially related to construction work. For the year ended March 31, 2004, approximately 94% of our total revenues were generated from data center operations. The remainder was substantially related to construction work. For the year ended March 31, 2003, approximately 75% of our total revenues were generated from data center operations. The remainder was substantially related to construction work. For the year ended March 31, 2002, approximately 20% of our total revenues were generated from data center operations, approximately 52% were from real estate projects and construction work, and approximately 28% were from property and construction management. During the past three years, our results of operations have been significantly impacted by:

•	our shift in focus to the housing and management of Internet infrastructure after the NAP of the Americas became operational in July 2001;

•	the sale of our telecom facilities management operations in February 2001; and

•	our exit from non-core real estate activities by March 31, 2002. Non-core real estate activities included real estate development, property management, financing and other ancillary businesses that complemented the development operations. Our real estate activities currently include construction work and management of the property where the NAP of the Americas is located.

Results of Operations for the Six Months Ended September 30, 2004 as Compared to the Six Months Ended September 30, 2003

      Revenue. The following charts provide certain information with respect to our revenues:

	For the Six
	Months Ended
	September 30,

	2004	2003

Revenue
U.S.	99%	99%
Outside U.S.	1%	1%

	100%	100%

Data Center	93%	97%
Construction Work	6%	1%
Property and Construction Management	1%	2%

	100%	100%

      Data center revenues consist of:

	For the Six Months Ended September 30,

	2004		2003

Colocation	$9,728,114	65%	$4,371,741	60%
Exchange point services	2,125,842	14%	1,253,890	17%
Managed and professional services	3,171,041	21%	1,325,657	18%
Contract termination fee	918	0%	291,537	5%

	$15,025,915	100%	$7,242,825	100%

      The increase in data center revenue was primarily the result of growth in our deployed customer base from 119 customers as of September 30, 2003 to 167 customers as of September 30, 2004. Data center revenues consist of:

•	colocation services, such as leasing of space and provisioning of power;

•	exchange point services, such as peering and cross connects; and

•	managed and professional services, such as network management, network monitoring, procurement and installation of equipment and procurement of connectivity, managed router services, technical support and consulting.

      Our utilization of total net colocation space increased to 14.6% as of September 30, 2004 from 7.8% as of September 30, 2003. Our utilization of total net colocation space represents the percentage of space billed versus total space available for customers. Although the lease for the third floor space in TECOTA commenced in November 2003, for comparative purposes, total space available for customers includes the third floor for both September 30, 2004 and 2003. Cross-connects billed to customers increased to 2,039 as of September 30, 2004 from 839 as of September 30, 2003. Data center — contract termination fee represents amounts received from customers for the termination of their contracted services. Contract termination fees are recognized upon contract termination when there are no remaining contingencies or obligations on our part.

      We anticipate an increase in revenue from colocation, exchange point and managed services as we add more customers to our network of NAPs, sell additional services to existing customers and introduce new products and services. We have commenced a technology infrastructure installation under government contracts aggregating $14.8 million accounted for under the completed contract method. We anticipate completing this installation on schedule by January 2005.

      Property and Construction Management Revenues. Development, commission and construction fees were $0 and $41,000 for the six months ended September 30, 2004 and 2003, respectively. We do not expect any revenues from development, commission and construction fees in the foreseeable future.

      Management Fees: Management fees decreased $16,000 to $91,000 for the six months ended September 30, 2004 from $107,000 for the six months ended September 30, 2003. The only facility we currently manage is TECOTA, the property in which the NAP of the Americas is located. We collect a monthly management fee from TECOTA equal to the greater of approximately $8,000 or 3% of cash collected by TECOTA. Although in the future, we may manage properties where our centers are located, we anticipate that management fees will not be a significant source of revenue in the foreseeable future.

      Construction Contract Revenue. Construction contract revenue increased $898,000 to $997,000 for the six months ended September 30, 2004 from $99,000 for the six months ended September 30, 2003. As of September 30, 2004, we have one construction contract in process. Due to our opportunistic approach to our construction business, we expect revenues from construction contracts to significantly fluctuate from quarter to quarter. We anticipate focusing our efforts on obtaining construction contracts for projects related to technology infrastructure.

      Data Center Operations Expenses. Data center operations expenses increased $5.7 million to $12.2 million for the six months ended September 30, 2004 from $6.5 million for the six months ended September 30, 2003. Data center operations expenses consist mainly of rent, operations personnel, property taxes, electricity, chilled water, procurement of equipment and connectivity and security services. The increase in total data center operations expenses is mainly due to an increase of approximately $2.7 million in rent, an increase of approximately $1.7 million in personnel costs and an increase of approximately $640,000 in costs related to the procurement of connectivity under a U.S. Federal government contract. The increase in rent expense is mainly due to the July 2003 opening of our NAP-West facilities in Santa Clara, California, the leasing of an additional 120,000 square feet of space in the third floor of TECOTA, which commenced in November 2003, and the extension of the lease for the second floor of the Miami NAP. We have been paying rent for our NAP-West facilities since January 2001. Before we opened these facilities in July 2003, related expenses were recorded as impairment charges. Our base rent expenses increased approximately $1.8 million, $242,000 and $450,000 for the third and second floor of TECOTA and our NAP-West facilities, respectively, during the six months ended September 30, 2004. Rent expense is being recorded on the straight-line method based on contractual amounts even though actual payments for the third floor of TECOTA will not commence until April 2005. The increase in personnel costs is mainly due to staff increases and the grant of an annual incentive bonus. Our staff levels increased to 100 employees as of September 30, 2004 from 64 as of September 30, 2003, which resulted in a $1.2 million increase in base payroll and relocation expenses of $156,000. The increase in employees is mainly attributable to the hiring of personnel with the required security clearances to work under existing and anticipated government contracts. We also paid incentive bonuses to eligible employees totaling approximately $238,000. We anticipate that some data center expenses, principally electricity, chilled water, and costs related to managed services, will increase as we provide additional services to existing customers and introduce new products and services. Payroll will also increase as we continue to increase our team of employees with government security clearances.

      In connection with the infrastructure installation under government contracts aggregating $14.8 million accounted for under the completed contract method, we anticipate an increase in data center operations expenses between approximately $11.1 million and $11.8 million by January 2005.

      Construction Contract Expenses. Construction contract expenses increased $840,000 to $949,000 for the six months ended September 30, 2004 from $109,000 for the six months ended September 30, 2003. This increase is consistent with the increase in construction contracts revenues discussed above. We do not currently anticipate losses on our construction contract.

      General and Administrative Expense. Excluding non-cash stock-based compensation charges of $1.8 million in the quarter ended September 30, 2003, general and administrative expenses increased $1.4 million, or 24.6%, to $7.0 million for the six months ended September 30, 2004 from $5.7 million for the six months ended September 30, 2003. General and administrative expenses consist primarily of payroll and related expenses, professional service fees, travel, and other general. This increase was due to an increase of $563,000 in professional services, an increase of $303,000 in travel expenses, and an increase of $325,000 in payroll and related benefits. Professional services include increases of approximately $290,000 in consulting and accounting fees and $182,000 in recruiting fees. The increase in consultant and accounting fees is mainly due to additional SEC reporting and Sarbanes-Oxley compliance work. The increase in recruiting fees resulted from hiring additional employees for data center services. Travel expenses increased by $303,000 due to increased travel to our facilities in Madrid and Sao Paulo. The increase in payroll and related benefits was primarily due to incentive bonuses totaling $233,000 paid to eligible employees, whose salaries are included in general and administrative expenses. We also increased our headcount from 46 at September 30, 2003 to 47 at September 30, 2004.

      We recognized a non-cash, stock-based compensation charge of $1.8 million in the six months ended September 30, 2003 in connection with the change in our employment relationship with Brian K. Goodkind, our former Executive Vice President and Chief Operating Officer and strategic advisor to our Chief Executive Officer until June 2004.

      We anticipate an increase in general and administrative expenses as a result of our Sarbanes-Oxley compliance efforts.

      Sales and Marketing Expenses. Sales and marketing expenses increased $500,000 to $2 million for the six months ended September 30, 2004 from $1.5 million for the six months ended September 30, 2003. The most significant components of sales and marketing expenses are payroll and related benefits. The increase was due to a $289,000 increase in payroll mainly due to the addition of five employees and the grant of incentive bonuses totaling $47,283 to eligible employees whose salaries are included in sales and marketing expenses. Commission and travel expenses also increased by $45,000 and $57,000, respectively, consistent with our increase in revenues.

      Depreciation and Amortization Expense. Depreciation and amortization expense increased $221,000 to $2.6 million for the six months ended September 30, 2004 from $2.4 million for the six months ended September 30, 2003. The increase was due to additions to property and equipment.

      Change in Fair Value of Derivatives Embedded within Convertible Debt. Our 9% Senior Convertible Notes due June 15, 2009 contain embedded derivatives that require separate valuation from the notes. We recognize these embedded derivatives as a liability in our balance sheet, measure them at their estimated fair value and recognize changes in the estimated fair value of the derivative instruments in earnings. We estimated that the embedded derivatives had an initial estimated fair value of approximately $35,480,000 and a September 30, 2004 estimated fair value of approximately $21,804,000. The embedded derivatives derive their value primarily based on changes in the price and volatility of our common stock. The closing price of our common stock decreased to $0.64 as of September 30, 2004 from $0.93 per share as of the initial valuation date. As a result, during the six months ended September 30, 2004, we recognized a $13.7 million change in estimated fair value of the embedded derivatives. Over the life of the notes, given the historical volatility of our common stock, changes in the estimated fair value of the embedded derivatives are expected to have a material effect on our results of operations. The estimated fair value of the embedded derivatives increases as the price of our common stock increases. Please see “Quantitative and Qualitative Disclosures about Market Risk” for more information. Furthermore, we have estimated the fair value of these embedded derivatives using a theoretical model based on the historical volatility of our common stock of 80% over the past year. If an active market develops for our notes or we are able to find comparable market data, we may be able to use in the future market data to adjust our historical volatility by other factors such as trading volume and our estimated fair value of these embedded derivatives could be significantly different. Any such adjustment would be made prospectively. During the six months ended September 30, 2003, we did not have any embedded derivatives.

      Gain on Debt Restructuring and Conversion. During the six months ended September 30, 2004, as a result of the extinguishment of notes payable and convertible debentures, we recognized a gain totaling $3.4 million, representing the recognition of the unamortized balance of a debt restructuring deferred gain and the write off of debt issuance costs, net of an early redemption premium payment. During the six months ended September 30, 2003, we recognized a non-cash gain of $8.5 million related to financing transactions whereby $21.6 million of our construction payables plus $1.0 million in accrued interest was converted to 30.1 million shares of our common stock with a $14.1 million market value upon conversion.

      Interest Expense. Excluding non-cash charges of $1.4 million, interest expense decreased $1.2 million from $6.2 million for the six months ended September 30, 2003 to $5.0 million for the six months ended September 30, 2004. This increase was due to the payoff of old debt at interest rates ranging from 10% to 15% and the addition of new debt at an interest rate of 9%. Non-cash charges to interest expense mainly result from accretion of the difference between the face value of our 9% notes and their carrying value and from the amortization of debt issuance costs.

      Net Income(loss). Net income (loss) for our reportable segments was as follows:

	For the Six Months Ended
	September 30,

	2004	2003

Data Center Operations(1)	2,298,518	(7,617,564)
Real Estate Services	(60,956)	(260,025)

	2,237,562	(7,877,589)

(1)	Amount includes a gain on debt restructuring and extinguishment of $3.4 million and $8.5 million for the six months ended September 30, 2004 and 2003, respectively.

      Excluding the gain on debt restructuring and extinguishment and the change in the estimated fair value of the embedded derivatives, net loss from data center operations totaled approximately $16.8 million and $600,000 for the six months ended September 30, 2004 and 2003, respectively. The net loss from data center operations is primarily the result of insufficient revenues to cover our operating and interest expenses. We expect to generate net losses until we reach required levels of monthly revenues.

      Although we had a net operating loss for the current period in our real estate activities, we anticipate these activities will generate sufficient revenues to cover their operating expenses.

Results of Operations for the Year Ended March 31, 2004 as Compared to the Year Ended March 31, 2003

      Revenue. The following charts provide certain information with respect to our revenues:

	For the Twelve
	Months Ended
	March 31,

	2004	2003

Revenue
U.S	99%	98%
Outside U.S	1%	2%

	100%	100%

Data Center	94%	75%
Construction Work	5%	22%
Property and Construction Management	1%	3%

	100%	100%

      Data center revenues consist of:

	For the Twelve Months Ended March 31,

	2004		2003

Colocation	$9,861,638	58%	$6,020,779	55%
Exchange point services	3,571,709	21%	2,125,370	19%
Managed and professional services	3,179,264	19%	1,791,750	16%
Contract termination fee	421,766	2%	1,095,086	10%

Data center revenue	$17,034,377	100%	$11,032,985	100%

      The increase in data center revenues was primarily the result of growth in our deployed customer base from 86 customers as of March 31, 2003 to 152 customers as of March 31, 2004. Data center revenues consist of:

•	colocation services, such as leasing of space and provisioning of power;

•	exchange point services, such as peering and cross connects; and

•	managed and professional services, such as network management, network monitoring, procurement and installation of equipment and procurement of connectivity, managed router services, technical support and consulting.

      Our utilization of total net colocation space increased to 13.2% as of March 31, 2004 from 6.3% as of March 31, 2003. Our utilization of total net colocation space represents the percentage of space billed versus total space available for customers. For comparative purposes total space available for customers includes third floor space in TECOTA for both March 31, 2004 and 2003. Cross connects billed to customers increased to 1,417 as of March 31, 2004 from 662 as of March 31, 2003. Data center — contract termination fee represents amounts received from two customers for the termination of their contracted services with the NAP of the Americas. As a result of these contract terminations, we experienced a decrease in monthly recurring revenues of approximately $14,000. Contract termination fees are recognized upon contract termination when there are no remaining contingencies or obligations on our part.

      We anticipate an increase in revenue from colocation, exchange point and managed services as we add more customers to our network of NAPs, sell additional services to existing customers and introduce new products and services. We also expect managed and professional services to become an important source of revenue and increase as a proportion of data center-services.

      Development, commission and construction fees decreased $156,000 to $41,000 for the twelve months ended March 31, 2004 from $197,000 for the twelve months ended March 31, 2003. We do not expect any revenues from development, commission and construction fees in the foreseeable future.

      Management fees increased $18,000 to $198,000 for the twelve months ended March 31, 2004 from $180,000 for the twelve months ended March 31, 2003. The only facility we currently manage is TECOTA, the property in which the NAP of the Americas is located. We collect a monthly management fee from TECOTA equal to the greater of approximately $8,000 or 3% of cash collected by TECOTA. Although in the future, we may manage properties where our centers are located including TECOTA, we anticipate that management fees will not be a significant source of revenue in the foreseeable future.

      Construction contract revenue decreased $2.4 million to $940,000 for the twelve months ended March 31, 2004 from $3.3 million for the twelve months ended March 31, 2003. During the twelve months ended March 31, 2004 and 2003, we completed three and eleven construction contracts, respectively. As of March 31, 2004, we have one construction contract in process. Due to our opportunistic approach to our construction business, we expect revenues from construction contracts to significantly fluctuate from quarter to quarter. We anticipate focusing our efforts on obtaining construction contracts for projects related to technology infrastructure.

      Data Center Operations Expenses. Data center operations expenses increased $5.2 million, or 46.4%, to $16.4 million for the twelve months ended March 31, 2004 from $11.2 million for the twelve months ended March 31, 2003. Data center operations expenses consist mainly of rent, operations personnel, property taxes, electricity, chilled water, procurement of equipment and connectivity and security services. The increase in total data center operations expenses is due to an increase of $3.1 million in rent, an increase of $376,000 in electricity and chilled water, an increase of $526,000 in personnel costs and an increase of $717,000 in costs related to the procurement of equipment and connectivity under a U.S. Federal government contract. The increase in rent expense is due to the July 2003 opening of our NAP-West facilities in Santa Clara, California and the leasing of an additional 120,000 square feet of space in the third floor of TECOTA, which commenced in November 2003. We have been paying rent for our NAP-West facilities since January 2001 but before we opened these facilities in July 2003, related expenses were recorded as impairment charges. Rent expense is being recorded on the straight-line method based on contractual amounts even though actual payments for the third floor of TECOTA will not commence until April 2005. The increase in personnel costs is mainly attributable to staff increase from 60 operations employees in fiscal year 2003 to 75 for fiscal year 2004. We anticipate that some data center expenses, principally electricity, chilled water, payroll and costs related to managed services, will increase as we provide additional services to existing customers and introduce new products and services.

      Contract Construction Expenses. Contract construction expenses decreased approximately $2.0 million to $918,000 for the twelve months ended March 31, 2004 from $3.0 million for the twelve months ended March 31, 2003. This decrease is a result of the decrease in number of construction contracts and average dollar amount of those contracts as discussed above in “construction contract revenue.” We do not currently anticipate losses on any of the individual construction contracts.

      General and Administrative Expense. Excluding non-cash charges of $2.2 million for stock-based compensation, general and administrative expenses decreased $1.4 million; or 10.4%, to $11.1 million for the twelve months ended March 31, 2004 from $12.5 million for the twelve months ended March 31, 2003. General and administrative expenses consist primarily of salaries and related expenses, professional service fees, rent and other general corporate expenses. The decrease in general and administrative expenses is due to a decrease in payroll of $709,000. In connection with the modification to our employment relationship with three employees, we accelerated the vesting on their outstanding stock options, awarded new stock options and/or extended the life of their outstanding stock options. As a result, we recognized a non-cash, stock-based compensation charge of approximately $2.2 million in the year ended March 31, 2004. The decrease in payroll is mainly due to a reduction in staff levels. The average number of employees whose salaries are included in general and administrative expenses decreased from 60 for the twelve months ended March 31, 2003 to 50 for the twelve months ended March 31, 2004.

      Sales and Marketing Expenses. Sales and marketing expenses decreased $800,000, or 19.0%, to $3.4 million for the twelve months ended March 31, 2004 from $4.2 million for the twelve months ended March 31, 2003. The significant components of sales and marketing expenses are payroll and benefits. The decrease in sales and marketing expenses is due to decreases in investor relations of $442,000, in travel and entertainment of $172,000, and in payroll and benefits of $89,000. During the twelve months ended March 31, 2003, we issued warrants valued at $442,000 to Strategic Growth International for investor relations services. The decrease in payroll is mainly due to staff level reductions. The number of employees whose salaries are included in sales and marketing expenses were 20 and 21 as of March 31, 2004 and 2003, respectively. The decrease in travel and entertainment is the result of overall reduction in spending due to cost containment efforts.

      Depreciation and Amortization Expense. Depreciation and amortization expense decreased $400,000 to $4.7 million for the twelve months ended March 31, 2004 from $5.1 million for the twelve months ended March 31, 2003. The decrease was due to reductions in property and equipment resulting primarily from impairment charges recorded during the year ended March 31, 2003, which in turn decreased depreciation expense.

      Impairment of Long-Lived Assets and Goodwill. During the three months ended March 31, 2004, we performed our annual test for impairment and concluded that these assets were not impaired.

      Debt Restructuring. During the twelve months ended March 31, 2004, we incurred a non-cash gain of $8.5 million related to financing transactions whereby $21.6 million of our construction payables plus $1.0 million in accrued interest was converted to 30.1 million shares of our common stock with a $14.1 million market value upon conversion.

      Interest Expense. Excluding non-cash charges, interest expense decreased to $7.1 million from $11.0 million for the years ended March 31, 2004 and 2003, respectively. We reduced the interest expense as a result of a reduction in the principal balance outstanding and a reduction in the interest rates. Due to the conversion of some of our debt and construction payables to equity which was partially offset by the issuance of new debt, our principal balance outstanding decreased to $77.7 million from $101.7 million as of March 31, 2004 and 2003, respectively. In addition our average interest rate on our debt decreased to 8.1% from 9.8% for the years ended March 31, 2004 and 2003, respectively. Net non-cash charges of approximately $7.5 million represent the amortization of a beneficial conversion feature as additional interest expense partially offset by the amortization of a debt restructuring gain as reductions to interest expense.

      Other income (expenses). On November 10, 2003, a developer agreed to pay us a $3.8 million non-refundable fee to develop a facility in Australia. The developer paid us $500,000 upon execution of the agreement and the remaining balance of $3.3 million on December 10, 2003. On February 11, 2004, the developer notified us it did not wish to proceed with negotiations regarding the construction of a TerreNAP Center in Australia. On February 19, 2004, we acknowledged receipt of the developer’s notification, and terminated the agreement with the developer. As required by the agreement, we did not conduct any business related to the operation or management of data centers in Australia until the agreement was terminated. We have no further obligations in connection with the agreement with the developer and as a result recognized the $3.8 million non-refundable fee in the quarter ended March 31, 2004.

      Net Loss. Net loss for our reportable segments was as follows:

	For the Twelve Months
	Ended March 31,

	2004	2003

Data center operations	$(22,152,261)	$(37,565,136)
Real estate services	(338,316)	(3,662,169)

	$(22,490,577)	$(41,227,305)

      The net loss from data center operations is primarily the result of insufficient revenues to cover our operating and interest expenses. We expect to generate net losses until we reach required levels of monthly revenues. Although we had a net operating loss for the current period, we anticipate that our real estate activities will generate sufficient revenues to cover their operating expenses and we do not expect to fund more than $200,000 per year of operating losses from our real estate activities in the foreseeable future.

Results of Operations for the Year Ended March 31, 2003 as Compared to the Year Ended March 31, 2002

      Revenue. Total revenue decreased $1.2 million, or 7.5%, to $14.7 million for the year ended March 31, 2003 from $15.9 million for the year ended March 31, 2002. The decrease is due to a reduction in our development, management and construction contracts revenue of approximately $9.0 million partially offset by an increase in data center revenue, including contract termination fee, of approximately $7.8 million.

      Data center revenue increased $6.7 million to $9.9 million for the year ended March 31, 2003 from $3.2 million for the year ended March 31, 2002. Revenues consisted of recurring revenues of $8.4 million and $2.9 million respectively, for the years ended March 31, 2003 and 2002, primarily from charges for colocation, power, peering and some managed services. Non-recurring revenues were $1.5 million and $355,000, respectively, for the years ended March 31, 2003 and 2002, primarily related to managed services and the recognized portion of deferred installation revenue. Installation fees are recognized ratably over the term of the contract. The increase in revenues was primarily the result of an increase in orders from existing customers and growth in our deployed customer base from 40 customers as of March 31, 2002 to 86 customers as of March 31, 2003. We anticipate an increase in revenues from colocation, power and peering and revenues from managed services as we add more customers to the NAP of the Americas, sell additional services to existing customers and introduce new products and services.

      Data center services revenues consist of colocation services, such as leasing of space and provisioning of power; exchange point services, such as peering and interconnection; and managed and professional services, such as network management, procurement and installation of equipment and procurement of connectivity, managed router services, technical support and consulting. We anticipate an increase in revenue from colocation and exchange point services as we add more customers to our network of NAPs, sell additional services to existing customers and introduce new products and services. We also expect managed and professional services to become an important source of revenue and increase as a percentage of data center- services. For the years ended March 31, 2003 and 2002, data center services revenues consisted of the following:

	2003		2002

Colocation and exchange point services	$8,146,149	82%	$2,967,207	92%
Managed and professional services	1,791,750	18%	248,690	8%

	$9,937,899	100%	$3,215,897	100%

      Data center — contract termination fee was $1.1 million for the year ended March 31, 2003 and represents amounts received from two customers for the termination of their contracted services with the NAP of the Americas. No fees were received during the year ended March 31, 2002. Contract termination fees are recognized upon contract termination when there are no remaining contingencies or obligations on our part.

      Development, commission and construction fees decreased $3.0 million, or 93.8%, to $197,000 for the year ended March 31, 2003 from $3.2 million for the year ended March 31, 2002. The decrease in development, commission and construction fees is primarily the result of our exiting of the underlying non-core real estate activities. We do not expect any significant amount of revenues from development, commission and construction fees.

      Management fees decreased $1.0 million, or 83.3%, to $200,000 for the year ended March 31, 2003 from $1.2 million for the year ended March 31, 2002. The decrease is a result of our exiting the management of commercial and residential properties. The only facility we currently manage is TECOTA, the property in which the NAP of the Americas is located. We collect from TECOTA a monthly management fee of approximately $8,000 or 3% of cash collected by TECOTA, whichever is greater. During the fiscal year ended March 31, 2002, we managed approximately 10 properties. Because we do not plan to manage properties other than TECOTA, we anticipate that management fees will not be a significant source of revenues in the future.

      Construction contract revenue decreased $5.0 million, or 60.2%, to $3.3 million for the year ended March 31, 2003 from $8.3 million for the year ended March 31, 2002. During the year ended March 31, 2003 we completed eleven contracts and, as of March 31, 2003, had two construction contracts in process. During the year ended March 31, 2002, we completed two contracts and, as of March 31, 2002, we had five construction contracts in process. The decrease in revenues from construction contracts is due to a decrease in the average revenue per contract, which went from average revenue per contract of $3.6 million in fiscal year 2002 to average revenue per contract of $500,000 in fiscal year 2003. Due to our opportunistic approach to our construction business, we expect revenues from construction contracts to significantly fluctuate from quarter to quarter. We anticipate focusing our efforts on obtaining construction contracts for projects related to technology infrastructure.

      Data Center Operations Expenses. Excluding depreciation, data center operations expenses remained constant at $11.2 million for the years ended March 31, 2003 and 2002. Data center operations consist mainly of rent, operations personnel, electricity, chilled water and security services. With the exception of electricity and chilled water, the majority of these expenses are fixed in nature. However, commencing in fiscal year 2004, we anticipate that certain data center expenses, principally costs related to managed services, will increase as we provide additional services to existing customers and introduce into the market new products and services. We also expect that our costs of electricity and chilled water costs will increase in the future as we add more customers to the NAP of the Americas. The number of employees whose salaries are included in data center operations remained constant at 60 during the years ended March 31, 2003 and 2002.

      Contract Construction Expenses. Contract construction expenses decreased $4.4 million, or 59.5%, to $3.0 million for the year ended March 31, 2003 from $7.4 million for the year ended March 31, 2002. This decrease is a result of the decrease in number of contracts and dollar amount of those projects as discussed above in “revenues from construction contracts.” We do not currently anticipate losses on any of the individual contracts.

      Start-up Costs — Data Centers. There were no start-up costs for the year ended March 31, 2003. Start-up costs for the year ended March 31, 2002 primarily relate to the NAP of the Americas in Miami, Florida, and were approximately $3.4 million.

      General and Administrative Expenses. General and administrative expenses decreased $3.1 million, or 19.9%, to $12.5 million for the year ended March 31, 2003 from $15.6 million for the year ended March 31, 2002. General and administrative expenses consist primarily of salaries and related expenses, professional service fees, rent and other general corporate expenses. The decrease in general and administrative expenses is mainly due to decreases in rent of $1.9 million and payroll of $1.0 million.

      Carrying costs, including rent, for our Corvin facility in Santa Clara, California for the year ended March 31, 2003 were reflected in the facility’s impairment charge in the previous year. In accordance with SFAS No. 121, we recognized as of March 31, 2002 an impairment charge of $5.5 million, including $1.5 million in expected lease carrying costs for the period of time until the facility could be sublet. During the second quarter ended September 30, 2002, an additional $350,000 in expected lease carrying costs were recognized and included as part of impairment of long-lived assets. During the year ended March 31, 2002, the rent for the Corvin facility for that year was included in general and administrative expenses.

      The decrease in payroll is mainly attributable to staff reductions. The number of employees whose salaries are included in general and administrative expenses decreased from 63 for the year ended March 31, 2002 to 50 for the year ended March 31, 2003.

      The remaining period over period decrease in general and administrative expenses is mainly attributable to a decrease in general corporate overhead resulting from our exit of non-core real estate activities in the year ended March 31, 2002.

      Sales and Marketing Expenses. Sales and marketing expenses increased $600,000, or 16.7%, to $4.2 million for the year ended March 31, 2003 from $3.6 million for the year ended March 31, 2002. The significant components of sales and marketing expenses are salaries, commissions, provision for bad debt expenses and marketing. The increase in sales and marketing expenses was mainly attributable to an increase in investor relations expense of $442,000 and an increase in provision for bad debt expenses of approximately $265,000. We issued warrants valued at approximately $442,000 to a third party for investor relations services. Provision for bad debt expense consists of full provisions related to eight customers. We have commenced legal action against many of these customers. The number of employees whose salaries are included in sales and marketing expenses increased slightly from 21 as of March 31, 2002 to 22 as of March 31, 2003.

      Depreciation and Amortization Expense. Depreciation and amortization expense decreased $2.2 million, or 30.1%, to $5.1 million for the year ended March 31, 2003 from $7.3 million for the year ended March 31, 2002. This decrease in depreciation and amortization expense was mainly due to the cessation of $3.5 million in amortization of goodwill and intangible assets in accordance with current accounting standards and a decrease in depreciation of approximately $0.4 million related to our colocation facility in Santa Clara, California and non core assets. The decrease was partially offset by an increase in depreciation of approximately $1.7 million primarily from assets of the NAP of the Americas that were put in service during fiscal year 2002 and had a full year of depreciation in fiscal year 2003.

      Impairment of Long-Lived Assets. Due principally to the decline and uncertainty of the telecommunications and Internet infrastructure markets, we recognized the following impairment charges:

	Fiscal year ended March 31,

Asset	2003	2002

Facility in Santa Clara, California	$350,000	$11,983,670
Post Shell goodwill	2,315,336	3,190,000
TECOTA promote interest	904,964	3,800,000
Equipment	450,000	—

	$4,020,300	$18,973,670

      As a result of impairment charges in the years ended March 31, 2003 and 2002, the long-lived assets described in the table above became fully impaired.

      Due to our unsuccessful efforts to lease space at our colocation facility in Santa Clara, California, during the quarter ended September 30, 2001, we granted an option to one of our vendors (a contractor involved with the facility’s build-out) to purchase the leasehold improvements and assume the existing lease for approximately $4.0 million. Based on this option, we recorded a $6.6 million impairment charge in the quarter ended September 30, 2001 to write the improvements down to the option amount. Subsequently, we continued to search for alternatives, which included subleasing or selling our leasehold improvements. In the quarter ended March 31, 2002, upon expiration of the option, we listed our leasehold improvements for sale, indicating a definite change in the strategy. We are now actively looking for a buyer to assume the existing lease or sublease all or a substantial portion of the space. The existing lease is $118,000 per month, with scheduled annual increases, for a twenty-year term ending in 2020. We believe that the most likely outcome is that the property will be subleased or leased from the landlord to a third party and that we will receive no consideration for the leasehold improvements. Based on this most likely scenario, in the quarter ended March 31, 2002, we recorded an additional $5.5 million impairment, resulting in the asset being fully reserved. We also established as of March 31, 2002 reserves for leasehold carrying costs, consisting primarily of monthly rent. As of March 31, 2003, we had approximately $1.4 million in related reserves which we anticipate will carry the facility through March 2004.

      The decline in the telecommunications industry and resulting decline in related real estate construction and leasing activities caused us to perform, during the years ended March 31, 2003 and 2002, impairment analyses of our promote interests in TECOTA acquired in the telecom facilities management operations and the goodwill related to the Post Shell acquisition. Our analyses were based on estimated fair value determined by the discounted future expected cash flows method. The analyses anticipated obtaining additional construction contracts for Post Shell and additional tenants for TECOTA. We determined that the assets, which are included in our telecom facilities management and real estate services segments, were impaired as of March 31, 2002 by approximately $3.8 million and $3.2 million, respectively. During the year ended March 31, 2003, no significant contracts were awarded to Post Shell and no tenants were added to TECOTA. As a result, we impaired the remaining $905,000 in TECOTA promote interests and $2.3 million in Post Shell goodwill.

      During the fiscal year ended March 31, 2003, we wrote off $450,000 related to equipment that has been held for installation for more than one year and is considered obsolete.

      On October 15, 2002, we entered into a joint venture agreement to develop and operate a HIPPA compliant network access point at the NAP of the Americas in Miami, Florida. We acquired a 10% interest in the joint venture company by issuing a $1.0 million promissory note. As the joint venture was not fully funded by December 31, 2002, we determined that our joint venture interest was impaired. Therefore, we recognized a $1.0 million impairment as of December 31, 2002. Effective March 31, 2003, we and the other joint venture partner entered into an agreement to declare void all the then current agreements and contracts, including the joint venture agreement. As a result, we were no longer obligated under the promissory note. The results of operations present, on a net basis, the effects of the formation and the dissolution of the joint venture and accordingly no gain or loss was recognized as a result of these transactions.

      Interest Income. Interest income increased $39,000, or 40.2%, to $136,000 for the year ended March 31, 2003 from $97,000 for the year ended March 31, 2002. The increase was due to the recording of interest income on a $5.0 million note receivable from our Chief Executive Officer which began accruing interest in September 2002.

      Inducement on Debt Conversion. During the year ended March 31, 2003, we incurred a non-cash expense of $5.0 million related to the $15.8 million of our convertible debt that was converted into 22.0 million shares of our common stock. The debt was converted at $0.75 per share, which was approximately 50% below the stated conversion price. This expense represents the fair value of the additional common shares issued by us as a result of the lower conversion price.

      Interest Expense. Interest expense increased $1.2 million, or 12.2%, to $11.0 million for the year ended March 31, 2003 from $9.8 million for year ended March 31, 2002. The increase was due to an increase of $33.0 million in the average debt balance outstanding. The increase was offset by the conversion of $15.8 million in convertible debt during the quarter ended December 31, 2002 and reduction in the interest rate of the Ocean Bank loan from 9.25% to 7.50%. Based on the April 30, 2003 transactions, we expect cash interest payments to be reduced by approximately $900,000 for the year ended March 31, 2004.

      Gain On the Sale of Real Estate Held for Sale. In July 2001, we sold Fortune House II for $17.2 million and recorded a gain of approximately $3.9 million. During the year ended March 31, 2002, we also sold six condominium units and recorded a net gain of $0.3 million. The last condominium unit was sold in the quarter ended March 31, 2002.

      Net Loss. Net loss (income) for our reportable segments was as follows:

	For the Year Ended March 31,

	2003	2002

Data center operations	$37,565,136	$34,971,359
Telecom facilities management	—	16,682,059
Real estate services	3,662,169	5,718,797

	$41,227,305	$57,372,215

      The net loss for the year ended March 31, 2003 is mainly due to non-cash items, including impairment charges of long-lived assets of approximately $4.0 million and depreciation and amortization expense of approximately $5.1 million, interest expense of approximately $11.0 million, and approximately $11.2 million of expenses generated from the operations of the NAP of the Americas. The net loss for our data center operations segment is primarily the result of insufficient revenues at the NAP of the Americas to cover our operating and interest expenses. We expect to continue generating net losses from the data center operations segment until we reach required levels of monthly revenues. The net loss from our telecom facilities management segment for the year ended March 31, 2002 resulted primarily from impairment, interest and general expenses from our collocation facility in Santa Clara, California. There were no revenues generated from the facility during the period. For the year ended March 31, 2003, the losses related to the facility were insignificant and included in data center operations. The net loss from real estate activities for the years ended March 31, 2003 and 2002 resulted from insufficient revenues to support general and interest costs and impairments. Due to our exit of real estate activities not related to our strategy, we anticipate that the significance of the real estate activities to our overall operations will decrease.

Liquidity and Capital Resources

          Liquidity and Recent Developments

      We privately placed $86.25 million in aggregate principal amount of 9% Senior Convertible Notes due June 15, 2009 to qualified institutional buyers in June 2004. The notes bear interest at a rate of 9% per annum, payable semi-annually, beginning December 15, 2004 and are convertible at the option of the holders at $1.25 per share. We utilized net proceeds of $81.0 million to pay approximately $46.3 million of outstanding loans and convertible debt. The balance of the proceeds will be used for possible acquisitions and for general corporate purposes, including working capital and capital expenditures.

      The notes rank pari passu with all existing and future unsecured and unsubordinated indebtedness, senior in right of payment to all of existing and future subordinated indebtedness, and rank junior to any future secured indebtedness.

      If there is a change in control, the holders have the right to require us to repurchase their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest. If a change of control occurs and at least 50% of the consideration for our common stock consists of cash, the holders of the notes may elect to receive the greater of the repurchase price described above or the total redemption amount. The total redemption amount will be equal to the product of (x) the average closing prices of our common stock for the five trading days prior to the announcement of the change of control and (y) the quotient of $1,000 divided by the applicable conversion price of the notes, plus a make-whole premium of between $270 per $1,000 of principal if the change of control takes place before December 31, 2004 and $45 per $1,000 of principal if the change of control takes place between June 16, 2008 and December 15, 2008. If we issue a cash dividend on our common stock, we will pay contingent interest to the holders equal to the product of the per share cash dividend and the number of shares of common stock issuable upon conversion of each holder’s note.

      We may redeem some or all of the notes for cash at any time on or after June 15, 2007 if the closing price of our common shares has exceeded 200% of the applicable conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we mail the redemption notice. If we redeem the notes during the twelve month period commencing on June 15, 2007 or 2008, the redemption price equals 104.5% or 102.25%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus an amount equal to 50% of all remaining scheduled interest payments on the notes from, and including, the redemption date through the maturity date.

      The notes contain an early conversion incentive for holders to convert their notes into shares of common stock on or after December 16, 2004, but before June 15, 2007. If exercised, the holders will receive the number of shares of our common stock to which they are entitled and an early conversion incentive payment in cash or stock, at our option, equal to one-half the aggregate amount of interest payable through July 15, 2007.

      On May 17, 2004, we provided certain debenture holders with notice of our intent to redeem $25.0 million of our 10% convertible debentures and $2.8 million of our 13.125% convertible debentures, effective May 31, 2004. As of May 31, 2004, all of the holders of our 10% convertible debentures and $2.5 million in principal of our 13.125% convertible debentures opted to convert their debentures into an aggregate of 54,726,427 shares of our common stock. In June 2004, the remaining holders of our 13.125% convertible debentures redeemed their debentures for cash. In addition, in June and July 2004, the remaining holders of our 13% convertible debentures redeemed their debentures for an aggregate of $10.3 million.

      Historically, we have financed our operations and capital requirements primarily through credit facilities, the issuance of debt instruments, the private sale of common and preferred stock and vendor financing, including construction payables and capital lease obligations. As of September 30, 2004, our total indebtedness was approximately $105.9 million.

      From the time of the Amtec merger through September 30, 2004, we incurred net operating losses of approximately $235.5 million. Our cash flows from operations for the six months ended September 30, 2004 and 2003 were negative. Due to the issuance of our 9% Senior Convertible Notes, our working capital increased from a $10.3 million deficit, as of March 31, 2004, to a $10.1 million surplus, as of September 30, 2004.

      As of September 30, 2004, our principal source of liquidity was our $21.8 million in cash and cash equivalents and the anticipated cash flows under certain government contracts for technology infrastructure build outs. We anticipate that this cash coupled with our anticipated cash flows generated from operations will be sufficient to meet our capital expenditures, working capital, debt service and corporate overhead requirements to meet our currently identified business objectives. Based on customer contracts signed as of September 30, 2004, expected expansions of customers under contract and anticipated future contracts from potential customers in the sales pipeline, we project that our cash flow from operations will be positive by the end of the fiscal year ending March 31, 2005. Our projected revenues and cash flows depend on several factors, some of which are beyond our control, including the rate at which we provide services, the timing of exercise of expansion options by customers under existing contracts, the rate at which new services are sold to the government sector and the commercial sector, the ability to retain the customer base, the willingness and timing of potential customers in outsourcing the housing and management of their technology infrastructure to us, the reliability and cost-effectiveness of our services and our ability to market our services. Although our real estate activities had a net loss of approximately $60,900 for the six months ended September 30, 2004, we anticipate that these activities will generate enough revenues to cover operating expenses. If revenues for real estate activities are below amounts anticipated, cash needs are not expected to exceed $200,000 for the next twelve months.

      Under the terms of the agreement to purchase TECOTA and the exercise of options to extend the closing date, we paid an aggregate of $5.0 million non-refundable deposit. Closing of this transaction is contingent upon us obtaining financing. While we expect to finance the entire acquisition cost through the issuance of additional indebtedness, this debt financing may not be available to us on favorable terms. If we are able to obtain the financing and close on this transaction by December 31, 2004, we will eliminate rent expense but incur additional interest and depreciation expense. Based on current market rates, we estimate no negative impact to cash flows as a result of the TECOTA acquisition.

Sources and Uses of Cash

      Cash used in operations for the six months ended September 30, 2004 was approximately $9.2 million compared to cash used in operations of $13.8 million for the six months ended September 30, 2003, a decrease of $4.6 million. This decrease was primarily due to a decrease in our net loss.

      Cash used in investing activities for the six months ended September 30, 2004 was $10.5 million compared to cash used in investing activities of $867,000 for the six months ended September 30, 2003, an increase of $9.6 million. This increase is due to purchases of property, plant and equipment of $5.6 million and the acquisition of additional equity interest in NAP Madrid.

      Cash provided by financing activities for the six months ended September 30, 2004 was $37.2 million compared to cash provided by financing activities of $16.7 million for the six months ended September, 2003, an increase of $20.5 million. For the six months ended September 30, 2004, cash provided by financing activities includes net proceeds of $81.0 million of convertible debt financing, net of debt issuance costs of $5.2 million, partially offset by $47.0 million in payments for loans and convertible debt. For the six months ended September 30, 2003, cash provided by financing activities included $20.3 million of new borrowings, partially offset by $3.2 million in payments of debt.

Guarantees and Commitments

      The Technology Center of the Americas, LLC, an entity in which we have a 0.84% membership interest, owns the building that leases the space to us for the NAP of the Americas under a 20 year lease. The construction of TECOTA was funded with $48.0 million in equity and $35.4 million in construction financing from a consortium of banks. We guaranteed this construction financing during development and construction of TECOTA. After TECOTA was built, some of the banks released us from their portion of the guarantee, the result of which was to reduce our guarantee to $5.5 million. As of September 30, 2004, the TECOTA debt outstanding under the construction loan was approximately $35 million and is due November 2005. We do not expect to fund any amounts under our guarantee. In July 2004, we entered into an agreement under which we assumed the obligation to purchase the other equity interests in the entity that owns the building where the NAP of the Americas is housed. See “Recent Events” above.

      We lease space for our operations, office equipment and furniture under non-cancelable operating leases. Some equipment is also leased under capital leases, which are included in leasehold improvements, furniture and equipment.

      The following table represents the minimum future operating and capital lease payments for these commitments, as well as the combined aggregate maturities for the following obligations for each of the twelve months ended September 30:

	Capital
	Lease	Operating	Convertible
	Obligation	Leases	Debt	Notes Payable	Total

2005	$1,272,665	$5,835,204	$0	$3,890,802	$10,998,671
2006	89,039	7,108,028	0	0	7,197,067
2007	13,297	7,813,474	0	0	7,826,771
2008	0	7,750,207	0	0	7,750,207
2009	0	8,050,559	86,257,312	0	94,307,871
Thereafter	0	160,644,036	0	0	160,644,036

	$1,375,001	$197,201,508	$86,257,312	$3,890,802	$288,724,623

New Accounting Pronouncements

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. In November 2003, the FASB issued FASB Staff Position No. FASB 150-3 which deferred the measurement provisions of SFAS No. 150 indefinitely for certain mandatorily redeemable non-controlling interests that were issued before November 5, 2003. The FASB plans to reconsider implementation issues and, perhaps, classification or measurement guidance for those non-controlling interests during the deferral period. In 2003, we applied certain disclosure requirements of SFAS No. 150. To date, the impact of the effective provisions of SFAS No. 150 has been the presentation of Series H redeemable preferred stock as a liability. While the effective date of certain elements of SFAS No. 150 has been deferred, the adoption of SFAS No. 150 when finalized is not expected to have a material impact on our financial position, results of operations or cash flows.

      In March 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,” that address the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally would require that such transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statement of operations. The effective date of the proposed standard is for periods beginning after June 15, 2005. It is expected that the final standard will be issued before December 31, 2004 and should it be finalized in its current form, it may have a significant impact on our consolidated statement of operations as we will be required to expense the fair value of stock option grants and stock purchases under employee stock option plans.

      In April 2004, the Emerging Issues Task Force of the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share”, and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion No. 25 and FASB 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. The adoption of EITF Issue 03-6 did not have a material impact on our financial position or results of operations for the six months ended September 30, 2004.

      Our 9% Senior Convertible Notes contain contingent interest provisions which allow the holders of the notes to participate in any dividends declared on our common stock. Accordingly, our notes are considered participating securities under EITF Issue 03-6. As a result of the number of shares of our common stock currently outstanding, the notes and their treatment under EITF Issue 03-6 will have a dilutive effect only when we have net income of $0.01 per common share or more.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We have not entered into any financial instruments for trading or hedging purposes.

      Our carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable approximations of their fair value.

      Our exposure to market risk resulting from changes in interest rates relates primarily to our debt. An immediate 10% increase or decrease in current interest rates would not have a material impact on our debt obligations due to the fixed nature of our debt obligations. The fair market value of our long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. These interest rate changes may affect the fair market value of the fixed interest rate debt but do not impact our earnings or cash flows.

      The estimated fair value of the derivatives embedded within our 9% Senior Convertible Notes creates a market risk exposure resulting from changes in the price of our common stock. These embedded derivatives derive their value primarily based on the price and volatility of our common stock; however, we do not expect significant changes in the near term in the one-year historical volatility of our common stock used to calculate the estimated fair value of the embedded derivatives. The table below provides information about the estimated fair value of the derivatives embedded within our notes and the effect that changes in the price of our common stock are expected to have on the estimated fair value of the embedded derivatives:

Estimated Fair Value
Price Per Share of Common Stock	of Embedded Derivatives

$0.44	$13,662,000
$0.64	$21,804,000
$0.84	$29,937,000
$1.04	$37,717,000
$1.24	$44,841,000

As noted above, the estimated fair value of the embedded derivatives increases as the price of our common stock increases. These changes in estimated fair value will affect our results of operations but will not impact our cash flows.

      To date, over 99% of our recognized revenue has been denominated in U.S. dollars, generated mostly from customers in the U.S., and our exposure to foreign currency exchange rate fluctuations has been minimal. In the future, a larger portion of our revenues may be derived from operations outside of the U.S. and may be denominated in foreign currency. As a result, our operating results or cash flows may be impacted due to currency fluctuations relative to the U.S. dollar.

      Furthermore, to the extent we engage in international sales that are denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our services less competitive in the international markets. Although we will continue to monitor our exposure to currency fluctuations, and when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot conclude that exchange rate fluctuations will not adversely affect our financial results in the future.

      Some of our operating costs are subject to price fluctuations caused by the volatility of underlying commodity prices. The commodity most likely to have an impact on our results of operations in the event of significant price change is electricity. We are closely monitoring the cost of electricity. To the extent that electricity costs continue to rise, we are investigating opportunities to pass these additional power costs onto our customers that utilize this power. We do not employ forward contracts or other financial instruments to hedge commodity price risk.

BUSINESS

Overview

      Terremark Worldwide, Inc. operates Internet Exchange Point facilities at strategic locations in Miami, Florida; Santa Clara, California; and Sao Paulo, Brazil, from which we assist users of the Internet and communications networks in communicating with other users and networks. Our primary facility is the NAP of the Americas located in Miami, Florida, where as of November 1, 2004 we have over 180 customers including over 85 network service providers. We generate revenue by providing exchange point, colocation and managed services to carriers, Internet service providers, network service providers, government entities, multi-national enterprises and other end users.

      Internet Exchanges, or IXs, are locations where two or more networks meet to interconnect and exchange Internet and data traffic (data, voice, images, video and all forms of digital telecommunications), much like air carriers meet at airports to exchange passengers and cargo. Instead of airlines and transportation companies, however, participation in IXs comes from telecommunications carriers, Internet service providers and large telecommunications and Internet users. Tier-1 IXs are locations where the primary Internet networks meet to access, exchange and distribute Internet traffic and, following the airport analogy, operate much like large, international airport passenger and cargo transportation terminals or “hubs.”

      Initially, four IXs — in New York, Washington, D.C., Chicago, and San Francisco — were created and supported by the National Science Foundation as part of the transition from the United States government-financed Internet to a commercially operated Internet. Since that time, privately owned IXs have been developed, including the NAP of the Americas.

      Our Internet Exchange Point facilities are carrier-neutral. We are not owned or controlled by, nor affiliated with, any telecommunications carrier. Rather, we enable our customers to freely choose from among the many carriers available at our Internet Exchange Point facilities. We believe that our carrier neutrality and the diversity of network service providers present at our facilities provides us with a competitive advantage when compared to carrier-operated Internet Exchange Point facilities where customers are limited to conducting business with one carrier.

      We generate revenue by providing our customers with:

•	the site and platform they need to exchange Internet and data traffic;

•	related professional and managed services; and

•	space to house their equipment and their network facilities in order to be close to the Internet and data traffic exchange connections that take place at our Internet Exchange Point facilities.

      Currently, our customers include telecommunications carriers such as AT&T, MCI, Qwest and Sprint, enterprises such as Bacardi USA, Intrado, and Steiner Leisure, content providers such as Yahoo! and Akamai, and government entities including the Diplomatic Telecommunications Services Programming Office (DTSPO, a division of the United States Department of State), the United States Southern Command, and the City of Coral Gables and the County of Miami Dade, Florida.

      Prior to April 2000, we were engaged in the development, sales, leasing, management and financing of retail, high-rise office buildings, mixed-use projects, condominiums, hotels and government-assisted housing. We were also involved in a number of ancillary businesses that complemented our development operations. Specifically, we engaged in offering financial services, property management, construction management, condominium hotel management, residential and commercial leasing brokerage, and advisory services. By March 31, 2002, we had exited non-core real estate activities, real estate development, property management, financing and the ancillary businesses that complimented these real-estate development operations. Our remaining real estate activities include technology construction work and management of the property where the NAP of the Americas is located.

      Our principal executive office is located at 2601 S. Bayshore Drive, Miami, Florida 33133. Our telephone number is (305) 856-3200.

Industry

      The Internet is a collection of many independent networks interconnected with each other to form a network of networks. Information that is to be transported over the Internet is divided into discreet identical sized packets that are transmitted over the primary Internet networks, known as backbones, and then reassembled at their destination where they are presented to the end user in the same form as the original information. However, not all Internet backbones reach all locations on the Internet. Therefore, users on different networks need to communicate with each other and transmit packets to each other through interconnection between these networks. To accommodate the fast growth of traffic over the Internet, an organized approach for network interconnection was needed. The exchange of traffic between these networks without payment became known as “peering”. When a fee is paid, it is referred to as “transit.” The points and places where these networks exchange traffic, or peer, with each other are known as Internet Exchanges, or IXs.

      Since the beginning of the Internet, major traffic aggregation and exchange points have developed around the world. The first four Tier-1 IXs were built in the United States in the early 1990’s to serve the northern part of the country, from East Coast to West Coast, and are located in New York, Washington, Chicago and San Francisco. These IXs were built with sponsorship from the National Science Foundation in order to promote Internet development and used the existing infrastructures of telecommunication companies, to which ownership of the IXs was eventually transferred. These four Tier-1 IXs offered only connectivity services.

      We operate Internet Exchange Point facilities at strategic locations in Miami, Florida; Santa Clara, California; and Sao Paulo, Brazil, from which we assist users of the Internet and large communications networks in communicating with other users and networks. Our primary facility is the NAP of the Americas located in Miami, where we have over 180 customers including over 80 network service providers. We generate revenue by providing exchange point, colocation and managed services to carriers, Internet service providers, network service providers, government entities, multi-national enterprises and other end users. Using the airport analogy again, customers at our facilities exchange and redirect Internet and data traffic to multiple destinations, and purchase various managed services, similar to what happens in airport terminals with the provision of fuel, maintenance, spare parts and food.

Strategy

      We have created a new business model for IXs by providing customers with:

•	the connectivity of a world-class IX in a carrier-neutral facility;

•	highly conditioned space within which to locate equipment next to other customers; and

•	managed services meeting the design and operational specifications of multinational carriers, enterprises and government customers.

      Our strategy is to leverage our major connectivity hubs to sell services to customers within and outside of our Internet Exchange Point facilities. For example, we have been retained by the United States Department Diplomatic Telecommunications Service Program Office, under three publicly awarded contracts, to design, implement and manage the system which will permit designated overseas locations to have global Internet access. Although the NAP of the Americas serves as the hub to manage this solution, we are leveraging our international carrier relationships to provide this customer with connectivity and technology solutions to communicate with U.S. government locations around the world.

      Our business model for international expansion requires limited capital investment and is best compared to that of a management company model in the hospitality industry. The model contemplates that a local in-country partner would own and fund the development and build-out of the facility in which our NAP would be located. The facility would ideally be a new development built to our exact specifications (as is the case in Miami), but it may be located in an existing building that is retrofitted to conform to those specifications. We intend to control the operations of particular the central points of connectivity, known as meet point rooms, within the facility. We have implemented this expansion model in both Sao Paulo, Brazil and Madrid, Spain.

International Presence

      In February 2002, we entered into an agreement with Fundacao de Amparo a Pesquisa do Estado de Sao Paulo, the research foundation for the State of Sao Paulo, known as FAPESP, to operate and manage the IX created by FAPESP, which we have renamed the NAP do Brasil. Pursuant to the twenty year agreement, FAPESP turned over the network access point to Terremark, which we moved in February 2004 to permanent facilities in an existing data center where we have contractual control of the data center’s meet point room. The NAP do Brasil is modeled after the operational design of the NAP of the Americas. Pre-existing FAPESP customers had the right to continue to receive services at the then existing levels without payment until February 2004. FAPESP will receive 6% of the revenue generated by the NAP do Brazil for the first five years of operation, 5% during the following five years, and 1% during the last ten years. The term may be extended for an additional ten-year period, during which FAPESP would again receive 1% of the revenues. For the year ended March 31, 2004, our Brazilian operations generated losses of approximately $824,000 on revenues of approximately $160,000.

      In June 2002, we entered into an exclusive agreement with the Comunidad Autonoma de Madrid to develop and operate carrier-neutral network access points in Spain. As part of that agreement, the parties formed NAP de las Americas — Madrid S.A. to own and operate carrier-neutral IXs in Spain, modeled after the NAP of the Americas. The shareholders were the Comunidad through its Instituto Madrileno de Desarrollo — IMADE, the Camara Oficial de Comercio e Industria de Madrid, Red Electrica Telecomunicaciones, S.A., Telvent Sistemas y Redes S.A., a subsidiary of Abengoa S.A., and Centro de Transportes de Coslada, S.A. (CTC). At the time NAP de las Americas — Madrid S.A. was formed, we owned 1% of its equity, which we subsequently increased to 10%. In May 2004, we purchased the 20% of this entity owned by Telvent Sistemas y Redes S.A. for approximately $550,000. In June 2004, we purchased 20% of this entity owned by Red Electrica Telecomunicaciones, S.A. for approximately $634,000. In July 2004, we purchased the 30% of the interest owned by the Comunidad (CTC and IMADE) for approximately $1.4 million. As a result of these transactions, we now have an 80% equity interest in NAP de las Americas — Madrid.

      We provided the technical and operational know-how for the development of an interim NAP de las Americas — Madrid which became operational in July 2002. During the year ended March 31, 2004, we recognized approximately $43,000 in revenues from services billed to the NAP de Las Americas — Madrid S.A.

      In May 2004, we entered into an agreement with Global Switch LLP to move the NAP de las Americas — Madrid to a facility in Madrid owned by Global Switch LLP.

      With our operations in Miami, Santa Clara and Sao Paulo, and the Madrid facility expected to be fully operational by March 2005, we will have Internet Exchange Point facilities located at major crossroads of Internet and data traffic. PriMetrica (formerly Telegeography), researcher and publisher of international telecom statistics, in its Global Internet Geography 2004, ranked Miami, the home of the NAP of the Americas, as the number one international Internet Hub City for Latin America and the Caribbean, Sao Paulo, where the NAP do Brasil is located, is ranked second. The San Francisco Bay area, where our NAP of the Americas/West facility is located, and Madrid, where our NAP de las Americas — Madrid is being deployed, are ranked fifth and twenty-first, respectively, in the Top 50 Interregional Internet Hub Cities in the world. We believe the Madrid network access point will also benefit from Madrid’s strategic geographic location by serving as an Internet gateway to the European Union, North Africa and the Americas.

      We continue to explore other locations and have targeted additional locations in Europe, the Middle East and Mexico as prospective hub locations.

Value Proposition

      The combination of connectivity, neutrality and quality of our facilities allows us to provide the following value proposition to our customers:

•	Carrier-neutrality: Carriers and other customers are willing to locate their equipment within our facility and use our professional managed services because we neither discriminate against nor give preference to any individual or group of customers. Locating equipment at a data center is known in the industry as “colocation.”

•	Connectivity: Our customers can access any of the more than 80 network providers present at our facilities.

•	“Zero-Mile” Access: Because our facilities provide carrier-grade colocation space directly adjacent to the point at which the traffic is exchanged, there is effectively “zero” distance between the peering point and customers’ equipment, which reduces costs and points of failure and increases efficiency, and creates a new paradigm, connecting all participants at a distance of zero miles.

•	Service Level Agreements: We guarantee our customers 100% power availability and environmental stability at the NAP of the Americas.

•	Outsourcing of Services: Because of our staff’s expertise, our customers find it more cost effective to contract us to design, deploy, operate, monitor and manage their equipment and networks at our facilities than to hire dedicated staff to perform those functions.

•	Lower Costs, Increased Efficiency and Quality of Service: The combination of these attributes helps our customers reduce their total costs by eliminating local loop charges to connect their facility to the peering point, backhaul charges to and from connecting points, and the cost of redundancy to mitigate risks associated with increased points of failure along these routes.

      Furthermore, given the heightened focus on homeland security, we are focusing on meeting the security sensitive technology needs of federal, state and local governments, as well as large enterprises. Our value proposition to this sector revolves around our security, critical mass of Internet and data connectivity and carrier neutrality.

      Consequently, we have built a team of employees with federal government security clearances that, as of June 1, 2004, represented approximately 15% of our employee base. In addition, our facility in Miami can provide Secured Compartmentalized Information Facility certified space to customers that require that type of specialized environment.

Services

      We currently offer the following core services:

      Exchange Point Service: Our facilities provide a service called Exchange Point Service, which is designed to facilitate both peering and the purchase of transit, among customers.

      Colocation Services: Our facilities provide the physical environment necessary to keep a customer’s Internet and telecommunications equipment up and running 24 hours a day, seven days a week. This facility is custom designed to exceed industry standards for electrical and environmental systems. In addition, it offers a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, motion sensors, secured access, video camera surveillance and security breach alarms. High levels of reliability are achieved through a number of redundant subsystems including power and fiber trunks from multiple sources.

      Managed Services: Our managed services are designed to support our customers’ mission-critical needs that focus on producing faster network response times. We currently offer the following managed services:

•	Add/Drop Multiplexer Service (ADMS) — This service provides customers maximum interconnection efficiency using operational support systems to provide rapid provisioning, monitoring and management of customer circuits.

•	Network Deployment and Relocation Services — This service leverages our team of engineers to assist customers with the deployment and relocation of critical systems both within and outside our facilities. Our team will identify, schedule, document and monitor activities required for successful relocation of equipment as part of the overall network relocation project.

•	Engineering Services — We offer facility and equipment design and engineering services, including structural, mechanical, electrical and network systems, all provided by our staff of industry certified engineers.

•	Installation Services — Our installation services specialists provide basic installation of our customers’ equipment. This service reduces our customers’ implementation times, and increases the productivity of our customers’ technical personnel, by avoiding costly downtime due to lack of materials and equipment management and project coordination.

•	Managed Router Service — Utilizing the large mass of carriers at our facilities, this service offers customers cost savings and convenience by providing Internet access without the need to purchase or manage an Internet router. Customer network performance is optimized and multi-home configurations offer increased redundancy and reliability.

•	Network Management Services — This service assists customers in achieving maximum uptime by enlisting our engineers at our facility’s Network Operations Center to monitor and manage their equipment located within and outside the facility.

•	Systems Monitoring Services — This service assists customers in achieving maximum uptime by enlisting engineers to monitor their equipment located at our facilities or anywhere else on their network.

•	Professional Staging Service — This service turns the implementation of any network or telecom environment into a simple plug and play process. Customers ship their equipment to the NAP or alternate destination for installation, and our staging services team gathers and inspects all the equipment components. The team then assembles, configures, tests, and completes an inventory of the equipment, reducing the time required for a customer to install and load final configurations on site. The service also ensures that all ordered components are configured and installed properly in a controlled and stable environment.

•	Reference Timing — This service allows our customers to save on equipment costs, installation times and maintenance of our customers’ network timing reference by using our on site Stratum source.

•	Remote Hands Assistance — Remote Hands assists customers that need to remotely access their equipment to perform simple troubleshooting or minor maintenance tasks on a 24 hours a day, 7 days a week basis that do not require tools or equipment. Remote Hands services are available on demand or per contract.

•	Smart Hands Assistance — Smart Hands enhances the Remote Hands service with more complex remote assistance using industry certified engineers for troubleshooting and maintenance.

•	Turn Key Solution — Our staff can provide full integration activities for all aspects of a “turn key” global project. Along with the planning, design and engineering related to the network and the general program management to control the project, we manage vendors, purchase equipment, receive, store and manage inventory, provision, test, ship, track, install, turn up, monitor and manage performance of the network and monitor and maintain equipment and services.

Customers

      Our customer contracts have terms of between one year and twenty years, with an average of 2.5 years. Our customer contracts do not allow for early termination before the stated maturity date and typically provide for penalties if they are cancelled prior to expiration. Currently we have over 180 customers. The U.S. Federal government and Latin American Nautilus USA Inc. accounted for approximately $2.4 million and $1.7 million, or 14% and 10%, of total data center services revenues, respectively, for the year ended March 31, 2004. Latin American Nautilus USA Inc. and Progress Telecom accounted for approximately $1.4 million (or 14%) and $1.0 million (or 10%) in data center revenues, respectively, for the year ended March 31, 2003.

Sales and Marketing

      Sales. We sell our products and services primarily through our direct sales force, which we organize by industry sectors such as carriers, enterprises, government and educational. We also have sales representatives at our facilities in Santa Clara, California, San Paulo, Brazil, and Madrid, Spain. We also have a channel marketing program to market our services to promote our products and services to enterprises in various geographic locations. This sales force is supported by a team of trained support engineers who work with our sales executives and their customers to respond to customer questions and design a package of services that best meets the customer’s needs.

      Marketing. Our marketing activities are designed to drive awareness of our products and services, and generate qualified sales opportunities through various direct marketing and event driven campaigns. Our marketing team is responsible for providing our sales force with product brochures, collateral and relevant sales tools to improve their sales effectiveness. Our marketing organization also is responsible for our product strategy and direction based upon primary and secondary market research and the advancement of new technologies. We participate in a variety of Internet, computer and financial industry conferences and place our officers and employees in keynote speaking engagements at these conferences. In addition to these activities, we build recognition through sponsoring or leading industry technical forums and participating in Internet industry standard-setting bodies.

Competition

      Our NAPs are neither a traditional data center, nor a traditional IX. Unlike many IXs in the United States, we combine exchange point services (to facilitate peering) with carrier-grade colocation space and managed services in carrier neutral facilities. Consequently, we believe that our facilities are competitively unique and can only be replicated through the expenditures of significant funds over a lengthy period, an unlikely event in today’s telecommunications environment.

      We believe that carriers and Internet service providers have no need to be in two different Tier-1 IXs serving the same geographic area. Therefore, to the extent that carriers are located in our facilities and have already invested significant funds to establish their presence at those facilities, this is an incentive for them to remain our customers. In addition, a competing Tier-1 IX would require the backing of carriers and Internet service providers serving this area, many of which are already our customers.

      However, our current and potential competition includes:

•	Internet data centers operated by established U.S., Brazilian and Spanish communications carriers such as AT&T, Qwest, Embratel and Telefonica. Unlike the major network providers, which constructed data centers primarily to help sell bandwidth, we have aggregated multiple networks in one location, which we believe provides diversity, competitive prices and high performance. Carrier operated data centers only provide one choice of carrier and generally require capacity minimums as part of their pricing structures. Our NAPs provide access to a choice of carriers and allow our customers to negotiate the best prices with a number of carriers resulting in better economics and redundancy.

•	U.S. IXs such as MAE West and carrier operated IXs. IXs, generally operated by carriers, are typically older facilities and may lack the incentive to upgrade the infrastructure in order to scale with traffic growth. In contrast, we provide secure facilities with 24-hour support and a full range of network and managed services.

•	Vertically integrated web site hosting companies, colocation companies and Internet service providers such as Navisite and Globix. Some managed service providers require that customers purchase their entire network and managed services directly from them. We are a network and service provider aggregator and allow our customers to contract directly with the networks and web-hosting partner best suited for their business.

•	Neutral colocation and Internet exchange services companies such as Equinix. Geographic location tends to be an important factor in determining where networks will meet to create neutral points of connectivity. The location available may not be where potential buyers need capacity or where demand exists. Also, much of the older data center capacity cannot support current blade server technology that requires much more intensive cooling and power density. Our facilities are neutral connectivity points in their respective geographic areas. We believe that this creates a natural barrier to entry to competitors, as our large customers would likely not incur the expense to relocate or deploy similar infrastructure in other centers within our geographic regions. For this reason, we believe that we have positioned our company as a leader in carrier neutral exchange points connecting the United States and Europe to Latin American markets.

Employees

      As of March 31, 2004, we had 145 full-time employees in the United States. Of these employees, 75 were in data center operations, 20 were in sales and marketing and 50 were in general and administrative. We also have four sales and administrative representatives in Brazil.

      Our employees are not represented by a labor union and are not covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

      We lease 120,000 square feet at the Technology Center of the Americas, or TECOTA, for the NAP of the Americas. The term of the lease commenced in October 2001 and is for 20 years. Monthly base rent is approximately $216,000. We are also responsible for our pro rata share of common area maintenance expenses and real estate taxes, which amount to approximately $40,000 per month. On November 3, 2003, we entered into an agreement to lease an additional 120,000 square feet of space in the third floor of TECOTA, and extend our existing lease in the second floor to co-terminate with the third floor lease on May 31, 2025. Annual base rent for the third floor is approximately $2.4 million. Monthly base rent payments will commence in April 2005. We will also be responsible for our pro rata share of common area maintenance expenses and real estate taxes.

      In Sao Paulo, Brazil, we lease approximately 5,500 feet at a Hewlett Packard data center. Annual rent is approximately $50,000. The term of the lease commenced in October 2003 and is for 18 years.

      In Santa Clara, California, we also lease approximately 40,000 square feet for a colocation facility. The term of the lease commenced in January 2001 and is for 20 years. Annual rent is approximately $1,500,000. We are responsible for real estate taxes and property and casualty insurance expenses which in the aggregate amount to approximately $46,000 annually.

      We also lease approximately 14,660 square feet for our corporate office in Miami, Florida. The term of the lease commenced in April 2000 and is for five years. Annual rent is approximately $440,000. We are also responsible for our share of common area maintenance expenses and real estate taxes.

      Additionally, we lease approximately 12,000 square feet for office space in Miami, Florida. Annual rent is approximately $220,000. The term of the lease commenced in February 2001 and is for five years.

Legal Proceedings

      We are not currently subject to any litigation which individually or in the aggregate could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

      Our executive officers and directors and their ages as of October 31, 2004, are as follows:

Name	Age	Principal Position

Manuel D. Medina	52	Chairman of the Board, President and Chief Executive Officer
Joseph R. Wright, Jr.	65	Vice Chairman of the Board
Guillermo Amore	65	Director
Timothy Elwes	69	Director
Antonio S. Fernandez	65	Director
Fernando Fernandez-Tapias	65	Director
Arthur L. Money	64	Director
Marvin S. Rosen	64	Director
Miguel J. Rosenfeld	54	Director
Rodolfo A. Ruiz	56	Director
Jamie Dos Santos	42	Chief Marketing Officer
Jose E. Gonzalez	43	Senior Vice President — Business Affairs
Jose A. Segrera	34	Chief Financial Officer
Fern S. Watts	46	Chief Legal Officer and Secretary
Marvin Wheeler	49	Chief Operations Officer

      Manuel D. Medina has served as our Chairman of the Board, President and Chief Executive Officer since April 28, 2000, the date of our merger, and as that of Terremark since its founding in 1982. In addition, Mr. Medina is a managing partner of Communications Investors Group, the holder of the Series G preferred stock. Mr. Medina has been a director of Fusion Telecommunications International since December 14, 1998. Before founding Terremark, Mr. Medina, a certified public accountant, worked with PricewaterhouseCoopers LLP. Subsequently, he established and operated an independent financial and real estate consulting company. Mr. Medina earned a Bachelors of Science degree in Accounting from Florida Atlantic University in 1974.

      Joseph R. Wright, Jr. has served as our Vice Chairman of the Board since April 28, 2000. Prior to that, Mr. Wright served as Chairman of the Board from May 1995 to April 2000, when Terremark Holdings, Inc. concluded a reverse merger into Amtec Inc., a telecommunications company of which he was Chairman and Chief Executive Officer. Mr. Wright currently is President and Chief Executive Officer of PanAmSat, a global provider of satellite-based communication services. He is also a director of The Titan Corporation. From 1997 to 2000, Mr. Wright served as Chairman of the Board of GRC International, Inc., a United States public company that provides technical information technology support to government and private entities. From 1995 to 2003, Mr. Wright also served as Co-Chairman of Baker & Taylor Holdings, Inc., an international book and video distribution company, and Vice Chairman of Jefferson Consulting Group, a Washington D.C. consulting firm. From 1989 to 1994, Mr. Wright served as Executive Vice President, Vice Chairman and Director of W.R. Grace & Co., an international chemicals and health care company, President of Grace Energy Corporation and Chairman of Grace Environmental Company. From 1982 to 1989, Mr. Wright held the positions of Director and Deputy Director of the Office of Management and Budget, The White House, and was a member of President Reagan’s cabinet. Before 1982, he served as Deputy Secretary, United States Department of Commerce, President of Citicorp Retail Services and Retail Consumer Services, held posts in the United States Department of Agriculture and the United States Department of Commerce, and was Vice President and Partner of Booz Allen & Hamilton, a management consulting firm.

      Guillermo Amore has served as a member of our board of directors since February 2001. From August 2000 to February 2001, Mr. Amore served as the President and Chief Operating Officer of our wholly-owned subsidiary, Terremark Latin America, Inc., prior to which, he served as Chairman and Chief Executive Officer of Spectrum Telecommunications Corporation until its acquisition. Mr. Amore has nearly 35 years of telecommunications experience, much of it focused on the developing markets of Latin America and the Caribbean. During his tenure at GTE Corporation he built an extensive network of contacts in the region. These contacts served him well in business development and regulatory affairs during his stewardship of Grupo Isacell S.A. of Mexico and of Spectrum Telecommunications. Mr. Amore holds an MBA from Harvard University and a Bachelors degree in Science in Electrical Engineering from Pontificia Universidad Javeriana, Colombia.

      Timothy Elwes has served as a member of our board of directors since April 2000. Mr. Elwes also served as member of the board of directors of Timothy Elwes & Partners Ltd., a financial services company, from May 1978 until October 1994, the business of which was merged into Fidux Trust Co. Ltd. in December 1995. He has been a non-executive director of Partridge Fine Arts plc, a public company since 1989. Since December 2000 he has served as a director of Timothy Elwes & Partners Ltd., a financial services company.

      Antonio S. Fernandez was elected to our Board Directors in September 2003. In 1970, Mr. Fernandez worked as a Systems Engineering Manager at Electronic Data Systems (EDS). In 1971, Mr. Fernandez joined duPont Glore Forgan as a Vice-President in Operations. In 1974, he joined Thomson McKinnon as Director of Operations and Treasurer. In 1979, he worked at Oppenheimer & Co. Inc. as Director of Operations and Treasurer where he also served as Chief Financial Officer from 1987 until 1994 and a member of the Board of Directors from 1991 until 1998. In 1991, Mr. Fernandez founded and headed the International Investment Banking Department at Oppenheimer & Co. and served in that capacity until 1999. Mr. Fernandez served on the Board of Banco Latinoamericano de Exportaciones from 1992 until 1999. He also served as Trustee of Mulhenberg College, PA from 1995 until 1998. He graduated from Pace University, NY in 1968 with a B.B.A.

      Fernando Fernandez-Tapias has served as a member of our board of directors since March 31, 2003. Since May 1991, Mr. Fernandez-Tapias has served as the President of Naviera F. Tapias. Mr. Fernandez-Tapias has also served as a board member of Union Fenosa. In addition, Mr. Fernández-Tapias founded Roll-On Roll-Off, Interpuertos, Spain Shipping, Naviera Amura and Naviera Roda. Mr. Fernández-Tapias currently serves as the President of the Cámara Oficial de Comercio e Industria de Madrid (Official Chamber of Commerce and Industry of Madrid). Mr. Fernández-Tapias holds a degree from the Instituto Internacional de Empresas de la Universidad Comercial de Deusto.

      Arthur L. Money has served as a member of our board of directors since May 2003. Since September 2002, Mr. Money has been a member of the board of directors of Rainbow Technologies, Inc., a provider of Information Technology security solutions. From 1999 to 2001, Mr. Money was the Assistant Secretary of Defense (C3I) and Department of Defense CIO. Prior to this, Mr. Money served as the Assistant Secretary of the Air Force for Research, Development, and Acquisition, and was Vice President and Deputy General Manager of TRW. From 1989 to 1995, Mr. Money was President of ESL, Inc. He has received distinguished public service awards from the U.S. Department of Defense (Bronze Palm), the U.S. Air Force, and the U.S. Navy. He is currently President of ALM Consulting specializing in command control and communications, intelligence, signal processing, and information processing. Mr. Money received his Master of Science Degree in Mechanical Engineering from the University of Santa Clara and his Bachelor of Science Degree in Mechanical Engineering from San Jose State University.

      Marvin S. Rosen has served as a member of our board of directors since April 2000. Mr. Rosen is a co-founder of Fusion Telecommunications International and served as its Vice Chairman from December 1998 to April 2000 and has served as its Chief Executive Officer since April 2000. From September 1995 through January 1997, Mr. Rosen served as the Finance Chairman of the Democratic National Committee. Mr. Rosen currently serves on the Board of Directors of the Robert F. Kennedy Memorial, since 1995, Bio-Medical Disposal, Inc., since 1998 and Fusion Telecommunications International, Inc., since 1997, where he has also been Vice-Chairman since December 1998. Mr. Rosen received his Bachelor of Science degree in Commerce from the University of Virginia, his LL.B. from Dickinson School of Law and his LL.M. in Corporations from New York University Law School.

      Miguel J. Rosenfeld has served as a member of our board of directors since April 2000. Since November 1991, he has also served as a Senior Vice President of Delia Feallo Productions, Inc., where he has been responsible for the development of soap opera productions in Latin America. From January 1995 until May 1998, he was the Director of Affiliates and Cable for Latin America for Protele, a division of Televisa International LLC. From December 1984 until September 1998, he was a sales manager for Capitalvision International Corporation. Mr. Rosenfeld holds a Bachelors degree in Administration from the University of Buenos Aires which he earned in 1975.

      Rodolfo A. Ruiz has served as a member of our Board of Directors since July 2003. Since 2004, Mr. Ruiz has served as Executive Vice President — Spirits for Southern Wine and Spirits of America, Inc. From 1999 to 2003, Mr. Ruiz served as the President and CEO of Bacardi U.S.A. and held a series of senior management positions within the Bacardi organization since 1979, inclusive of having served as President and CEO of Bacardi Global Brands, President and CEO of Bacardi Asia/Pacific Region, and several senior executive sales, marketing, financial and operations positions within Bacardi USA. Prior to joining Bacardi, from 1966 to 1979, Mr. Ruiz, in his capacity as a certified public accountant, served as a Senior Auditor, Senior Internal Auditor, and Audit Manager with Price Waterhouse & Co. for a wide variety of public and private clients and projects in the United States and Mexico, as well as throughout Latin America, interspersed by a term, from 1973 to 1975, with International Basic Economy Corp, otherwise known as IBEC/Rockefeller Group. Mr. Ruiz holds a Bachelor of Business degree, Cum Laude, from the University of Puerto Rico.

      Jamie Dos Santos has served as our Chief Marketing Officer since March 2003. From April 2001 to March 2003, Ms. Dos Santos served as Senior Vice President Global Sales. From 1981 to April 2001, Ms. Dos Santos worked with the Bell System. Ms. Dos Santos held various positions during her tenure with Telcordia/Bell Systems including Director of Professional Services Latin America, Regional Account Director starting her career as a Business Service Representative prior to divestiture. Ms. Dos Santos attended the University of Florida and Bellcore’s elite Technical training curriculum receiving various degrees in telecommunications.

      Jose E. Gonzalez has served as our Senior Vice President — Business Affairs since October 2004. Previously he served as our Chief Legal Officer and Secretary from November 2003 through October 2004 and as Senior Vice President, General Counsel and Secretary from January 2001 until November 2003. Prior to joining Terremark, Mr. Gonzalez served as the Vice President and Regional Counsel for Sunbeam Corporation, responsible for legal affairs throughout Canada, Latin America/Caribbean and Asia. From 1995 to 1998, Mr. González was Assistant General Counsel, International, responsible for the international legal affairs of Blockbuster Entertainment, a subsidiary of Viacom, Inc. From 1990 to 1995 Mr. González was a member of the General Counsel’s Office of the American Express Company, where he served as Regional Counsel for Latin America and the Caribbean. Mr. González received his Bachelors of Arts degree from Fordham University in 1982 and his Juris Doctor from Fordham University School of Law in 1985. He is a member of the Bar of the State of New York and certified to practice as in-house counsel by the Bar of the State of Florida.

      Jose A. Segrera has served as our Chief Financial Officer since September 2001. From September 2000 to June 2001, Mr. Segrera served as our Vice President — Finance. From January 2000 to September 2000, Mr. Segrera served as the interim Chief Financial Officer of FirstCom Corporation. From June 1996 to November 1997, Mr. Segrera was a manager in the assurance practice at KPMG Peat Marwick LLP. Mr. Segrera received his Bachelors in Business Administration and his Masters in Professional Accounting from the University of Miami.

      Fern S. Watts has served as our Chief Legal Officer and Secretary since October 2004. Prior to joining Terremark, Ms. Watts practiced law for more than 20 years. Ms. Watts joined the law firm of Greenberg Traurig, P.A. in March 1992 and was a shareholder of that firm for almost nine years until joining Terremark. At Greenberg Traurig, P.A., Ms. Watts represented public and private companies in connection with various corporate transactions, including mergers and acquisitions, securities offerings and commercial borrowings. Ms. Watts received her B.A. from Barnard College, Columbia University and her J.D. from Harvard Law School. She is a member of the Bar of the States of New York and Florida.

      Marvin Wheeler has served as our Chief Operations Officer since November 2003. Previously he served as our Senior Vice President, Worldwide Operations since March 2003. From March 2001 to March 2003, Mr. Wheeler served as Senior Vice President of Operations and General Manager of the NAP of the Americas. From June 1978 to March 2000, Mr. Wheeler managed the Data Center and WAN/LAN Operations for BellSouth, Mr. Wheeler graduated from the University of Florida, where he earned a degree in Business Administration with a concentration in marketing.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

      Based solely on our review of the copies of the forms furnished to us and written representations of the reporting persons, we believe that during the fiscal year ended March 31, 2004, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except Aviva Budd filed a late Form 4 reporting two transactions; Antonio S. Fernandez was late in filing a Form 3 when he became a director; and Jose Maria Figueres-Olsen filed a late Form 4 reporting three transactions.

Executive Compensation

Summary Compensation Table

      The following table presents information concerning compensation for our chief executive officer and the four most highly compensated executive officers, which we refer to as our named executive officers, for services in all capacities during the fiscal years indicated.

				Long Term
				Compensation
	Annual Compensation			Awards

	Fiscal	Salary	Commissions	Options/
Name and Principal Position	Year	($)	($)	SARS (#)

Manuel D. Medina	2004	350,000	—	—
Chairman of the Board, President and	2003	350,000	—	—
Chief Executive Officer	2002	350,000	—	100,000
Jamie Dos Santos	2004	250,000	104,000	200,000
Chief Marketing Officer	2003	250,000	23,000	275,000
	2002	175,000	75,000	200,000
Jose A. Segrera	2004	195,000	—	100,000
Chief Financial Officer	2003	170,000	—	100,000
	2002	170,000	—	200,000
Marvin Wheeler	2004	195,000	—	200,000
Chief Operations Officer	2003	175,000	—	100,000
	2002	135,000	—	105,000
Jose E. Gonzalez	2004	185,000	—	50,000
Chief Legal Officer	2003	185,000	—	75,000
and Secretary	2002	175,000	—	200,000

Option/SAR Grants In Last Fiscal Year

      The following table sets forth information concerning grants of stock options made during the fiscal year ended March 31, 2004 to our named executive officers. No stock appreciation rights were granted during the fiscal year ended March 31, 2004.

					Potential Realizable
					Value At Assumed
					Annual Rates Of
					Stock Price
					Appreciation For
Individual Grants					Option Term(1)

	Number of	% of Total
	Securities	Options Granted	Exercise
	Underlying Options	to Employees in	Price	Expiration	5%	10%
Name	Granted(#)	Fiscal Year	($/Sh)	Date	($)	($)

Manuel D. Medina	—	—	—	—	—	—
Jose A. Segrera	100,000	2%	0.33	4/1/13	18,194	44,812
Jose E. Gonzalez	50,000	1%	0.33	4/1/13	9,097	22,406
Jamie Dos Santos	200,000	4%	0.33	4/1/13	36,388	89,625
Marvin Wheeler	200,000	4%	0.33	4/1/13	36,388	89,625

(1)	These amounts are based on assumed appreciation rates of 5% and 10% set by the Securities and Exchange Commission rules and are not intended to forecast possible future appreciation, if any, of our stock price.

Aggregated Options Exercises In Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth information regarding option exercises by our named executive officers during the fiscal year ended March 31, 2004 and options they held on March 31, 2004. No stock appreciation rights were granted during the fiscal year ended March 31, 2004.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Shares		Options at Fiscal Year End		at Fiscal Year End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Manuel D. Medina	—	—	200,000	—	—	—
Jose A. Segrera	—	—	383,334	166,666	$33,667	$36,333
Jose E. Gonzalez	—	—	350,000	125,000	$23,667	$21,583
Jamie Dos Santos	—	—	533,000	291,667	$71,167	$74,583
Marvin Wheeler	—	—	255,001	199,999	$43,334	$60,666

(1)	Based on a per share price of $0.72, the closing price of the common stock as reported on the American Stock Exchange on March 31, 2004, minus the exercise price of the option, multiplied by the number of shares underlying the option.

Compensation of Directors

      We maintain a policy of compensating our directors using stock option grants. Upon their election as a member of our board of directors, each director received 100,000 stock options. Our employee directors receive the same compensation as our non-employee directors. The options granted to our directors vest as follows: options to purchase one-third of the shares vest as of the date of grant, one-third vests as of the first anniversary of the date of grant, and one-third vests as of the second anniversary of the date of grant. We reimburse our directors for all out-of-pocket expenses incurred in the performance of their duties as directors. We currently do not pay fees to our directors for attendance at meetings. We entered into an agreement with Joseph Wright, Jr., one of our directors, commencing September 21, 2001, engaging Mr. Wright as an independent consultant. The agreement is for a term of one year after which it renews automatically for successive one-year periods. Either party may terminate the agreement by providing 90 days notice. The agreement provides for an annual compensation of $100,000, payable monthly.

Employment Agreements

      Manuel D. Medina entered into a one year agreement, commencing March 10, 2000, employing him as our President and Chairman of the Board. On September 6, 2001, in consideration of Mr. Medina agreeing to repay his indebtedness to Ocean Bank earlier than otherwise required, pledging a certificate of deposit to the bank and personally guaranteeing our credit facility and approximately $21 million of construction payables, Mr. Medina’s employment agreement was amended and restated. The term of the amended and restated agreement commenced April 28, 2001 and employs Mr. Medina as our President, Chief Executive Officer and Chairman of the Board. The amended and restated agreement is for a term of twelve months and automatically renews for successive one year terms until either party gives written notice of its intention not to renew. The amended and restated agreement provides for an annual base salary of $350,000 and is subject to increases. Additionally, as long as Mr. Medina’s guarantees of our debt exist, we have agreed to nominate Mr. Medina to our board of directors and not to remove Mr. Medina, unless for good cause, or remove any of our officers from their positions without Mr. Medina’s consent. Pursuant to the terms of his agreement, Mr. Medina is prohibited from competing with us for a one year period following termination of his employment.

      Jamie Dos Santos has entered into an agreement, commencing November 1, 2002, employing her as our Senior Vice President of Global Initiatives. The agreement is effective until either party gives written notice of its intention to terminate. The agreement provides for an annual base salary of $250,000 and is subject to increases. Pursuant to the terms of her agreement, Ms. Dos Santos is prohibited from competing with us for a one year period following termination of her employment. In April 2003, Ms. Dos Santos became our Chief Marketing Officer.

      Jose E. Gonzalez has entered into an agreement, commencing March 3, 2003, employing him as our Senior Vice President and General Counsel. The agreement is for an indefinite term until either party gives written notice of its intention to terminate. The agreement provides for an annual base salary of $185,000 and is subject to increases. Pursuant to terms of this agreement, Mr. Gonzalez is prohibited from competing with us for a one year period following termination of his employment.

      Jose A. Segrera has entered into a one year employment agreement, commencing September 25, 2001, employing him as our Chief Financial Officer. The agreement automatically renews for successive one year terms until either party gives written notice of its intention not to renew. In June 2001, Mr. Segrera’s title was changed to Senior Vice President and Chief Financial Officer. The agreement provides for an annual base salary of $150,000, which has been increased to $200,000, and is subject to further increases. Pursuant to the terms of his agreement, Mr. Segrera is prohibited from competing with us for a one year period following termination of his employment.

      Fern S. Watts has entered into an agreement, commencing October 18, 2004, employing her as our Chief Legal Officer. The agreement is effective until either party gives written notice of its intention to terminate. The agreement provides for an annual base salary of $250,000 and is subject to increases. The agreement also provides for the grant of options to purchase 200,000 shares of our common stock on the commencement date with an exercise price equal to the fair market value of our common stock on that date. Ms. Watts is prohibited from competing with us for a one year period following termination of her employment.

      Marvin Wheeler has entered into an agreement, commencing November 1, 2002, employing him as our Senior Vice President of Operations. The agreement is effective until either party gives written notice of its intention to terminate. The agreement provides for an annual base salary of $175,000 and is subject to increases. Pursuant to the terms of his agreement, Mr. Wheeler is prohibited from competing with us for a one year period following termination of his employment. In November 2003, Mr. Wheeler became our Chief Operations Officer.

      If the employment of either Manuel D. Medina or Jose A. Segrera is terminated without cause, each is entitled to continue to receive his annual base salary through the date his employment would have ended under the terms of his agreement, but in no event for more than six months, together with certain other benefits.

      If the employment of Jamie Dos Santos, Jose E. González, Fern Watts or Marvin Wheeler is terminated without cause, each is entitled to continue to receive his or her annual base salary together with certain other benefits for a period of six months from the date of termination.

      If the employment of any of Manuel D. Medina, Jamie Dos Santos, Jose E. Gonzalez, Jose A. Segrera, Fern Watts or Marvin Wheeler is terminated within one year of a change in control, each is entitled to continue to receive a payment equal to the sum of two times his annual base salary, incentive compensation, and the value of any fringe benefits plus any accrued incentive compensation through the date of termination and other benefits. The definition of a “change in control” in the applicable employment agreements includes the resignation of Manual D. Medina as both our Chairman and Chief Executive Officer, his death, or his absence from the day to day business affairs of the Company for more than 90 consecutive days due to disability or incapacity.

Compensation Committee Interlocks and Insider Participation

      The following directors served as members of our compensation committee during the 2004 fiscal year: Timothy Elwes, Miguel J. Rosenfeld and Antonio S. Fernandez. No member of the compensation committee is now or ever was an officer or an employee of ours. No executive officer of ours serves as a member of the compensation committee of any entity one or more of whose executive officers serves as a member of our board of directors or compensation committee. There were no compensation committee interlocks during fiscal 2004.

Indemnification of Officers and Directors

      Our certificate of incorporation and bylaws designate the relative duties and responsibilities of our officers, establish procedures for actions by directors and stockholders and other items. Our certificate of incorporation and bylaws also contain indemnification provisions that permit us to indemnify our officers and directors to the maximum extent provided by Delaware law.

      We have entered into indemnification agreements with all of our directors and some of our officers, to provide them with the maximum indemnification allowed under our bylaws and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being our director, officer or employee, to the extent indemnification is permitted by the laws of Delaware. We believe that the limitation of liability provisions in our amended and restated certificate of incorporation and the indemnification agreements will enhance our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Directors and Officers Liability Insurance

      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $10,000,000. This policy expires April 3, 2005.

Employee Stock Option Plans

      Under our 1995 Stock Option Plan, we have reserved for issuance an aggregate of 500,000 shares of our common stock. As of June 30, 2004, we had granted options to purchase 385,000 shares of common stock pursuant to this plan, of which 267,500 have been exercised and 117,500 are vested but have not been exercised.

      Under our 1996 Stock Option Plan, we have reserved for issuance an aggregate of 12,000,000 shares of common stock, 11,222,033 of which have been granted. As of June 30, 2004, 9,010,464 granted options have vested but remain unexercised, 2,211,569 granted options remain subject to vesting schedules and 395,134 options have been exercised.

      Under our 2000 Stock Option Plan, we have reserved for issuance an aggregate of 10,000,000 shares of common stock. As of June 30, 2004, we had granted options to purchase 5,432,164 shares of common stock pursuant to this plan, 3,999,945 of which have vested and 1,000 of which have been exercised.

      Unless sooner terminated by the board of directors, the 1995 Stock Option Plan, the 1996 Stock Option Plan and the 2000 Stock Option Plan will terminate on February 8, 2005, May 7, 2006 and September 21, 2010 respectively, the tenth anniversary date of the effectiveness of each stock option plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

      The following table sets forth information regarding the beneficial ownership of shares of our capital stock as of October 31, 2004 by:

•	each of our directors and director nominees;

•	each of our executive officers named in the Executive Compensation Table;

•	all of our directors and executive officers as a group; and

•	each person known by us to beneficially own more than 5% of our outstanding common stock, Series G Preferred Stock, Series H Preferred Stock or Series I Preferred Stock.

      As of October 31, 2004, 351,437,399 shares of our common stock were outstanding, 20 shares of Series G Convertible Preferred Stock outstanding, 294 shares of Series H Convertible Preferred Stock outstanding and 400 shares of Series I Convertible Preferred Stock outstanding. The outstanding shares of Series G, Series H and Series I Convertible Preferred Stock, as of March 31, 2004, were convertible into 2,143,492, 294,000 and 13,333,600 shares of our common stock, respectively.

      For purposes of the following table, a person is deemed to be the beneficial owner of securities that can be acquired by the person within 60 days from October 31, 2004 upon the exercise of warrants or options or upon the conversion of debentures or preferred shares. Each beneficial owner’s percentage is determined by assuming that options, warrants or conversion rights that are held by the person, but not those held by any other person, and which are exercisable within 60 days from October 31, 2004, have been exercised. Unless otherwise indicated, we believe that all persons named in this table have sole voting power and investment power over all the shares beneficially owned by them. Unless otherwise indicated, the address of each person listed in the following table is 2601 South Bayshore Drive, Miami, Florida 33133.

	Amount and Nature of		Percent
Name and Address of Beneficial Owner	Beneficial Ownership(1)		of Class (%)

Common Stock:
Manuel D. Medina	37,154,960	(2)	10.5
Joseph R. Wright, Jr.	4,380,042	(3)	1.2
Guillermo Amore	6,063,265	(4)	1.7
Marvin S. Rosen	1,477,150	(5)	*
Miguel J. Rosenfeld	2,701,855	(6)	*
Timothy Elwes	315,000	(7)	*
Antonio S. Fernandez	431,884	(8)	*
Fernando Fernandez-Tapias	181,667	(9)	*
Arthur L. Money	149,000	(9)	*
Rodolfo A. Ruiz	149,000	(9)	*
Jaime Dos Santos	533,000	(9)	*
Marvin Wheeler	255,001	(9)	*
Jose A. Segrera	383,334	(9)	*
Jose E. Gonzalez	350,000	(9)	*
Ocean Bank	20,000,000	(10)	5.7

	Amount and Nature of		Percent
Name and Address of Beneficial Owner	Beneficial Ownership(1)		of Class (%)

Sun Equity Assets Limited	35,022,349	(11)	10.0
Paradise Stream (Delaware) LLC	25,000,000	(12)	7.1
All directors and executive officers as a group (13 persons)	53,543,823		15.2
Series G Preferred Stock:
Communications Investors Group	20	(13)	100.0
Series H Preferred Stock:
One Vision Worldwide, LLC	294	(14)	100.0
Series I Preferred Stock:
Louisa Stude Sarofim 2004 Terremark Grantor Retained Annuity Trust	80	(15)	20.0
Guazapa Properties, Inc.	48	(16)	12.0
CRG, LLC	100	(17)	25.0
Asturpizza, S.A.	20	(18)	5.0
CIG Investments, LLLP	40	(19)	10.0
Promociones Bursatiles, S.A.	28	(20)	7.0

*	Represents less than 1%.

(1)	For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under the Exchange Act; the inclusion of shares as beneficially owned should not be construed as an admission that such shares are beneficially owned for purposes of the Exchange Act. Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security he or she has or shares the power to vote or direct the voting of such security or the power to dispose of or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security.

(2)	Includes 315,000 shares of common stock underlying options and 889,277 shares of common stock underlying convertible debentures. As reported in Mr. Medina’s Schedule 13D, and any amendments thereto, filed with the Securities and Exchange Commission on October 4, 2002, these include 7,021,682 shares as to which Mr. Medina has sole voting power but does not have dispositive power. Includes 2,209,521 shares of common stock which may be acquired upon conversion of the Series G Preferred Stock held by Communications Investors Group, an entity in which Mr. Medina is a partner and holds a 50% interest.

(3)	Includes 3,515,000 shares of common stock underlying options and 10,000 shares owned by Mr. Wright’s sibling, over which Mr. Wright has investment control. Does not include 50,000 shares held in trust for the benefit of Mr. Wright’s grandchildren with respect to which Mr. Wright disclaims beneficial ownership.

(4)	Includes 315,000 shares underlying options, 400,008 shares which may be acquired upon the conversion of shares of Series I Preferred Stock and 84,000 shares underlying warrants. Also includes 843,936 shares, 2,154,201 shares underlying convertible debentures, 280,006 shares which may be acquired upon the conversion of shares of Series I Preferred Stock and 58,800 shares underlying warrants which are owned by an entity with respect to which Mr. Amore disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)	Includes 360,000 shares of common stock underlying options and 205,810 shares underlying convertible debentures.

(6)	Includes 315,000 shares of common stock underlying options and 1,137,208 shares held indirectly by Mr. Rosenfeld. Does not include 58,105 shares held by Mr. Rosenfeld’s children and mother, with respect to which Mr. Rosenfeld disclaims beneficial ownership.

(7)	Includes 315,000 shares of common stock underlying options.

(8)	Includes 149,000 shares of common stock underlying options and 242,884 shares of common stock underlying convertible debentures held by an entity with respect to which Mr. Fernandez disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(9)	Represents shares of common stock underlying options.

(10)	The address of the beneficial owner is 780 N.W. 42nd Avenue, Miami, Florida 33126.

(11)	The address of the beneficial owner is Georgetown, Tortola, B.V.I. Francis Lee is the natural person deemed to be the beneficial owner of the shares held by this entity.

(12)	The address of the beneficial owner is P.O. Box N-65, Charlotte House, Charlotte Street, Nassau, Bahamas. Francis Lee is the natural person deemed to be the beneficial owner of the shares held by this entity.

(13)	Represents 20 shares of Series G Convertible Preferred Stock which are convertible into 2,143,492 shares of common stock. The partners of Communications Investors Group are Manuel D. Medina and Andres Altaba, each of whom has a 50% interest.

(14)	Represents 294 shares of Series H Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 294,000 shares of common stock.

(15)	Represents 80 shares of Series I Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 2,666,720 shares of common stock.

(16)	Represents 48 shares of Series I Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 1,600,032 shares of common stock. Heinrich Adolf Hans Herweg is the natural person with voting and investment control over the shares.

(17)	Represents 100 shares of Series I Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 3,333,400 shares of common stock. Christian Altaba is the natural person with voting and investment control over the shares.

(18)	Represents 20 shares of Series I Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 666,680 shares of common stock. Antonio De Reguero is the natural person with voting and investment control over the shares.

(19)	Represents 40 shares of Series I Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 1,333,360 shares of common stock. Vincente Perez Cisneros is the natural person with voting and investment control over the shares.

(20)	Represents 28 shares of Series I Convertible Preferred Stock which are convertible into, and have voting rights equivalent to, 933,352 shares of common stock. Roberto Solis Monsato is the natural person with voting and investment control over the shares.

Equity Compensation Plan Information

      This table summarizes share and exercise price information about our equity compensation plans as of March 31, 2004.

	Number of Securities
	to be Issued Upon	Weighted Average	Number of Securities
	Exercise of	Exercise Price of	Available for Future
	Outstanding Options,	Outstanding Options,	Issuance Under Equity
Plan Category	Warrants and Rights	Warrants and Rights	Compensation Plans

Equity compensation plans approved by security holders	15,852,731	$1.96	6,647,269
Equity compensation plans not approved by security holders	900,000	$0.6700	100,000

DESCRIPTION OF THE NOTES

      The notes are issued under an indenture dated as of June 14, 2004, between us and The Bank of New York Trust Company, N.A., as trustee. You may request a copy of the indenture from the trustee.

      The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

General

      The notes mature on June 15, 2009 unless earlier converted, redeemed or repurchased. You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock at an initial conversion rate of 800 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $1.25 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note and subject to our payment elections, you will receive only shares of our common stock and a cash payment to account for any fractional share.

      If any interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a change in control, as described below) falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a change in control, as described below), as the case may be, to that next succeeding business day.

      The notes were issued only in denominations of $1,000 principal amount and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes.

      As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

      When we refer to “common stock,” we mean the common stock, $0.001 par value, of Terremark Worldwide, Inc.

Ranking

      The notes are our direct, unsecured and unsubordinated obligations. The notes rank pari passu with all of our existing unsecured and unsubordinated indebtedness, pari passu with our future unsecured indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The notes also rank junior to any future secured indebtedness.

Interest

      The notes bear regular interest at a rate of 9% per annum. Interest (including contingent interest and additional amounts, if any) is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2004 and ending on June 15, 2009. After June 15, 2009, we will not pay interest on the notes.

      Interest on a note (including contingent interest and additional amounts, if any) will be paid to the person in whose name the note is registered at the close of business on June 1st or December 1st, as the case may be (each, a “record date”), immediately preceding the relevant interest payment date (whether or not such day is a business day). Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from June 14, 2004 or from the most recent date to which interest has been paid or duly provided for.

Dividend Protection; Contingent Interest

      If we pay cash dividends on our common stock, we will pay contingent interest per outstanding note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of the note. We will pay contingent interest only in cash.

      The contingent interest will be paid on the payment date for the regular semi-annual interest payment.

      “Cash dividends” are regular, fixed, annual, quarterly, or other periodic cash dividends as declared by our board of directors as part of our dividend payment practice or stated cash dividend policy, whether publicly announced or not.

      In the event we are required to pay contingent interest, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our Web site or through another public medium we may use at that time.

      In the event of any merger, consolidation, or a sale of substantially all of our assets, whereby any of the first three conditions of the change in control criteria as described below are met, yet the event is not deemed to be a change in control, and subsequent to the event date, the notes remain an outstanding obligation of the surviving entity, notwithstanding any changes to the payment obligations outlined in the indenture, or any future supplemental indenture, holders of the notes will still be entitled to receive dividend protection in the form of contingent interest payments, as outlined above.

Early Conversion Incentive Payment

      Should a note holder elect to convert their notes on or after December 16, 2004, but before June 15, 2007, such note holder will receive, in addition to the number of shares of our common stock per note due based on the applicable conversion price, an Early Conversion Incentive Payment equal to 50% of the aggregate remaining unpaid interest payments payable through June 15, 2007.

      The Early Conversion Incentive Payment will be made in cash or, at our option (subject to certain conditions), in our common stock, or some combination thereof. The number of shares of common stock will equal the amount of the Early Conversion Incentive Payment divided by 95% of the average closing sale prices for the 5 consecutive trading days ending on and including the third day prior to the date of the conversion. We will inform the holder of the method of payment within 5 business days of the submission of the conversion notice and make such payment within 5 business days thereafter.

      Any note holder that submits its notes for the Early Conversion Incentive Payment is not entitled to receive any payment pursuant to the Change in Control provisions described herein.

Provisional Redemption

      Prior to June 15, 2007, the notes are not redeemable by us. On or after June 15, 2007, we may redeem the notes in whole or in part at any time for a redemption price in cash as set forth below, plus any accrued and unpaid interest (including contingent interest and additional amounts, if any) to but excluding the redemption date; provided that at the time of such redemption and for a period of at least 30 days thereafter, the registration statement covering the notes and shares of common stock issuable upon conversion of the notes is effective and available for use.

      If redeemed during the 12-month period beginning June 15, in the year indicated, the redemption price shall be (expressed as a percentage of principal amount):

Year	Redemption Price

2007	104.50%
2008	102.25%

      If the redemption date is an interest payment date, interest (including contingent interest and additional amounts, if any) shall be paid on such interest payment date to the record holder on the relevant record date.

      We will provide not less than 20 nor more than 60 days notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption. We may only redeem the notes prior to their maturity date if the closing price of our common stock exceeds 200% of the conversion price of the notes for at least 20 trading days within a period of 30 consecutive trading days, ending on the trading day before the date of mailing of the redemption notice.

      If a provisional redemption occurs we also will make an interest make-whole payment in addition to the payment of accrued and unpaid interest described above. The interest make-whole payment will be equal to 50% of the aggregate amount of interest that would have accrued from the provisional redemption date through the maturity date, reduced by any amounts already paid. The interest make-whole payment will be made in cash, or at our option, subject to certain conditions, in our common stock, or some combination thereof. The number of shares of common stock will equal the amount of the interest make-whole payment divided by 95% of the average closing sale prices for the five consecutive trading days ending on and including the third day prior to the date of the provisional redemption. We will specify in the notice of redemption whether the interest make-whole payment will be made in cash or our common stock, or a combination thereof.

      We will pay you any accrued and unpaid interest through the date of redemption as well as the interest make-whole payment on the notes called for provisional redemption regardless of whether those notes are converted prior to the date of provisional redemption.

      If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

      We may not redeem the notes if we have failed to pay any interest (including contingent interest and additional amounts, if any) on the notes when due and such failure to pay is continuing. We will notify all of the holders if we redeem any of the notes.

Conversion Rights

      Subject to the conditions described below, you may convert each of your notes into shares of our common stock initially at a conversion price of $1.25 per share of common stock. The conversion price in effect at any given time is referred to as the “applicable conversion price”, and will be subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

      You may convert your notes into shares of our common stock at any time on or after the earlier of the date this prospectus is declared effective by the Securities and Exchange Commission or 270 days following the date of original issuance of the notes, but prior to the close of business on the stated maturity date of the notes unless previously redeemed, repurchased or converted.

      If we call your notes for redemption, you may convert the notes only until the close of business on the second business day prior to the redemption date unless we fail to pay the redemption price. If you have already delivered a repurchase election with respect to a note as described under “—Repurchase of the Notes at the Option of the Holder Upon a Change in Control,” you may not surrender that note for conversion until you have withdrawn the repurchase election in accordance with the indenture.

      We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Our delivery to you of the full number of shares of our common stock into which a note is convertible, together with any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest (including contingent interest and additional amounts, if any) to but excluding the conversion date.

      As a result, accrued but unpaid interest (including contingent interest and additional amounts, if any) to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.”

      If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

Conversion procedures

      To convert your note into common stock you must do the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

      The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

      The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional share, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

Conversion Price Adjustments

      The conversion price is subject to adjustment upon the following events:

•	the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock or cash, constituting an extraordinary non-recurring or special dividend (not including periodic dividends referred to above under “Dividend Protection; Contingent Interest”);

•	the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of stockholders entitled to receive the rights or warrants;

•	subdivisions, combinations, or reclassifications of our common stock, including stock splits; and

•	distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities, if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution. In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to stockholders equals or exceeds the market price of our common stock on the record date for the determination of stockholders entitled to receive the distribution, or (b) the market price exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion price, you will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that you would have received if you had converted your notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

      In addition to these adjustments, we may decrease the conversion price as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, decrease the conversion price by any amount for any period of at least 20 days if our board of directors has determined that the decrease would be in our best interests. If our board of directors makes this determination, it will be conclusive. We will give you at least 15 days’ notice of these decreases in the conversion price.

      As used in this prospectus, the “market price” means the average of the last reported sale prices of our common stock for the 20 trading day period ending on the third business day prior to the applicable record date (including upon the occurrence of a change in control, as defined in the next section) or the date of determination (if the third business day prior to the applicable record date or the date of determination is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable record date or the date of determination, of any event that would result in an adjustment of the conversion price under the indenture.

      If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion price of the notes is decreased, the decrease might be deemed to be the payment of a taxable dividend to holders of the notes. See “Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends” and “—Non-U.S. Holders—Constructive Dividends”.

      No adjustment to the conversion price need be made if holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the notes, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 60 days following conversion of the notes.

      The applicable conversion price will not be adjusted:

•	upon the issuance of any shares of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing, except as stated above;

•	for a change in the par value or no par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest.

No adjustment in the applicable conversion price is required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Repurchase of the Notes at the Option of the Holder Upon a Change in Control

      In the event of any change in control (as defined below) occurring after the date of issuance of the notes and on or before maturity, each holder of notes will have the right, at the holder’s option, to require us to repurchase all or any part of the holder’s notes on the date (the “repurchase date”) that is no later than 45 business days after the occurrence of the change in control as described below, for cash, at a price (the “repurchase price”) equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including any contingent interest and additional amounts) to the repurchase date. If the repurchase date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

      We may, at our option, in lieu of paying the repurchase price in cash, pay the repurchase price in our common stock valued at 95% of the average of the closing prices of our common stock for the five consecutive trading days ending on and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of our common stock only if the following conditions are satisfied:

•	such shares have been registered under the Securities Act or are freely transferable without such registration;

•	the issuance of common stock does not require registration or qualification with or approval of any governmental authority under the applicable state law or any other federal law, which registration or qualification or approval has not been made or obtained;

•	such shares have been approved for quotation or listing on a national securities exchange; and

•	such shares will be issued out of our authorized but unissued common stock and upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

      A note holder may accept the repurchase offer with respect to all or a portion of our notes (provided that the principal amount of such notes must be $1,000 or an integral multiple thereof). The repurchase offer shall be made within 25 business days following a change in control and shall remain open for 20 business days following its commencement except to the extent that a longer period is required by law. The repurchase offer will specify whether the repurchase price will be paid in cash or common stock. Upon expiration of the repurchase offer period, we will purchase all notes tendered during the repurchase offer period in response to the repurchase offer. If required by law, the repurchase date and the repurchase offer period may be extended as so required.

      A “change in control” shall occur when any of the following occurs:

•	all or substantially all of our assets are directly or indirectly leased, exchanged or otherwise transferred or sold to any person or related group of persons;

•	there shall be consummated any consolidation or merger of our company with the effect that immediately after such transaction the stockholders of our company hold less than a majority of the combined voting power of the then outstanding voting stock of the person surviving such transaction; or

•	any person, or any persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13-d-3 under the Exchange Act) greater than 50% of the total voting power of our then outstanding voting stock and warrants or options to acquire such voting stock as calculated on a fully-diluted basis; provided, however, this does not include any person, or any persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, that, as of June 14, 2004, beneficially own (as defined in Rule 13d-3 under the Exchange Act) greater than 8% of the total voting power of our outstanding voting stock and warrants or options to acquire such voting stock as calculated on a fully-diluted basis.

      A change in control will not be deemed to have occurred if at least 80% of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change in control as described above, consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange in the United States, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation, the notes become convertible into such common stock, depository receipts or other certificates representing common equity interests.

      The repurchase feature may make more difficult or discourage a takeover of our company, and, thus, the removal of incumbent management. The provisions of the indenture relating to a change in control may not afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a change in control. Moreover, certain events with respect to us which may involve an actual change in control of our company may not constitute a change in control for purposes of the indenture. For instance, one or more stockholders could acquire a significant portion, but less than 50% of our shares of common stock (the threshold in the definition of “change in control”) and thereby be able to exert substantial influence with respect to us.

      The right to require us to repurchase notes as a result of the occurrence of a change in control could create an event of default under any then existing indebtedness. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. In addition, we cannot assure you that, in the event of our change in control, we would either have, or have access to, adequate funds to redeem the notes.

      If a change in control event occurs, and at least 50% of the consideration for the common stock in the transaction or transactions constituting the change in control consists of cash, we will refer to such event as a “cash buy-out.” In the event of a cash buy-out, note holders may elect to receive the greater of the Total Redemption Amount (as defined below) or the Repurchase Price (as defined above), The Total Redemption Amount will be payable in cash.

      The Total Redemption Amount will be calculated as the sum of the following: (i) the Cash Buyout Redemption Price, equal to the product of: (x) the average closing prices of our common stock for the five trading days immediately prior to our public announcement of the cash buy-out; and (y) the quotient of $1,000 divided by the then applicable conversion price; and (ii) the “takeover make-whole premium,” derived as in the table illustrated below:

Take-Over Make Whole
Premium per $1,000
Period during which Change in Control Occurs	of Principal

Up to December 15, 2004	$270.0
December 16, 2004 — June 15, 2005	$225.0
June 16, 2005 — December 15, 2005	$180.0
December 16, 2005 — June 15, 2006	$135.0
June 16, 2006 — December 15, 2006	$90.0
December 16, 2006 — June 15, 2007	$90.0
June 16, 2007 — December 15, 2007	$90.0
December 16, 2007 — June 15, 2008	$90.0
June 16, 2008 — December 15, 2008	$45.0
December 16, 2008 — June 15, 2009	$0.0

      If a note holder elects to receive the takeover make-whole premium as part of the Total Redemption Amount, such payment will preclude any Early Conversion Incentive Payments under such notes.

Merger and Sale of Assets By Us

      The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

      (i) we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia; or

      (ii) the successor person assumes all of our obligations under the debentures and the indenture;

and

      (x) immediately after giving effect to such transaction, there is no event of default or event that, with notice or passage of time or both, would become an event of default; and

      (y) we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

      Upon any permitted consolidation, merger, sale, conveyance, transfer or lease, the resulting, surviving or transferee person shall succeed to and be substituted for us, and may exercise our rights and powers under the indenture and the debentures, and after any such contemplated transaction, we will be relieved of all obligations and covenants under the indenture and the debentures.

Events of Default; Notice and Waiver

      The following are events of default under the indenture:

•	we fail to pay principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise;

•	we fail to pay any interest (including contingent interest and additional amounts, if any) on the notes when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a change in control on a timely basis;

•	default in our obligation to convert the notes into shares of our common stock, cash or a combination of cash and common stock upon exercise of a holder’s conversion right and such default continues for a period of 10 days;

•	default in our obligation to repurchase the notes at the option of a holder upon a change in control or on any other repurchase date;

•	default in our obligation to redeem the notes after we have exercised our option to redeem;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee or the holders of at least 50% in principal amount of the outstanding notes;

•	there occurs an event of default with respect to our or any of our subsidiaries’ indebtedness having a principal amount then outstanding, individually or in the aggregate, of at least $15.0 million, whether such indebtedness now exists or is hereafter incurred, which default or defaults:

(a) shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(b) shall constitute the failure to pay such indebtedness at the final stated maturity thereof (after expiration of any applicable grace period);

•	any final judgment or judgments for the payment of money in excess of $15.0 million shall be rendered against us and shall not be discharged for any period of 60 consecutive days during which time a stay of enforcement shall not be in effect or during which during which time an appeal has not been filed; and

•	certain events involving our bankruptcy, insolvency or reorganization.

      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest (including contingent interest or additional amounts, if any) on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 50% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest (including contingent interest and additional amounts, if any) on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal and accrued and unpaid interest (including contingent interest and additional amounts, if any) on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal or interest (including contingent interest and additional amounts, if any) that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

      The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest (including contingent interest or additional amounts, if any) on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 50% in principal amount of outstanding notes make a written request, and offer indemnity satisfactory to the trustee, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered security or indemnity satisfactory to the trustee to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

      The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest (including contingent interest or additional amounts, if any) on any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	affect our obligation to redeem any notes on a redemption date in a manner adverse to such holder;

•	affect our obligation to repurchase any note at the option of the holder in a manner adverse to such holder;

•	affect our obligation to repurchase any note upon a change in control in a manner adverse to such holder;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of common shares, the amount of cash or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

      We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes, including to:

•	secure any notes;

•	evidence the assumption of our obligations by a successor person;

•	add covenants for the benefit of the holders of notes;

•	cure any ambiguity or correct any error in the indenture, so long as such action will not adversely affect the interests of holders, provided that any such amendment made solely to conform the provisions of the indenture to this prospectus will be deemed not to adversely affect the interests of holders;

•	establish the forms or terms of the notes;

•	evidence the acceptance of appointment by a successor trustee;

•	qualify or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; and

•	make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

Calculations in Respect of Notes

      We are responsible for making all calculations called for under the indenture. These calculations include, but are not limited to, determinations of the market prices of our common stock and the notes, the amount of accrued interest (including contingent interest and additional amounts, if any) payable on the notes and the conversion price of the notes. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Information Concerning the Trustee

      We have appointed The Bank of New York Trust Company, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

Governing Law

      The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination, Exchange, Registration and Transfer

      The notes are issuable:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

      Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the corporate offices of the trustee in the City of New York.

Payment and Paying Agent

      We maintain an office where we will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

      However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Notices

      Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Rule 144A Information Request

      We will furnish to the holders or beneficial holders of the notes or the underlying common stock, upon their request, the information, if any, required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Book Entry System

      Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

      Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

      We will pay interest (including contingent interest and additional amounts, if any) on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, DTC has ceased to be a clearing agency registered under the Exchange Act or an event of default has occurred and is continuing, we will issue notes in certificated form in exchange for global notes.

Registration Rights

      We agreed to file a registration statement to cover resales of the notes and the common stock issuable upon conversion of the notes by September 12, 2004 and to have that registration statement declared effective by December 11, 2004. Although this registration statement covers those securities, we did not file the registration statement prior to September 12, 2004. As a result, we are required to pay liquidated damages to the noteholders equal to one-half of one percent per annum (50 basis points) per $1,000 principal amount of the notes. These damages will stop accruing on the initial date of this filing, but will resume accumulating if the registration statement is not declared effective by December 11, 2004.

DESCRIPTION OF CAPITAL STOCK

      The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

      As of October 31, 2004, we had the authority to issue:

•	600,000,000 shares of common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors, of which 20 shares are designated as Series G Convertible Preferred Stock, 294 shares are designated as Series H Convertible Preferred Stock and 600 shares are designated as Series I Convertible Preferred Stock.

      As of October 31, 2004:

•	351,437,399 shares of our common stock were outstanding;

•	20 shares of our Series G Convertible Preferred Stock were outstanding and held by an entity in which Manuel Medina, our Chairman and Chief Executive Officer, owns a 50% interest and could have been converted into 2,209,521 shares of our common stock;

•	294 shares of our Series H Convertible Preferred Stock were outstanding. Each share of Series H Convertible Preferred Stock may be converted into 1,000 shares of our common stock;

•	390 shares of our Series I Convertible Preferred Stock were outstanding. Each share of Series I Convertible Preferred Stock may be converted into 33,334 shares of our common stock; and

•	approximately 116,153,111 shares of our common stock have been reserved for issuance pursuant to various outstanding convertible preferred stock, convertible debentures, options and warrants to purchase our common stock.

Rights of Our Common Stock

      Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

      Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

      Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends. In accordance with a credit facility agreement with a financial institution, we may not pay cash or stock dividends without the written consent of the financial institution.

      Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Listing

      We list our common stock on the American Stock Exchange under the symbol “TWW.”

Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law

      Our amended and restated certificate of incorporation and bylaws, contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our common stock.

Certificate of Incorporation and Bylaws

      Blank Check Preferred Stock. Our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

      Election of Directors. Our amended and restated certificate of incorporation provides that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

      Stockholder Action. Our amended and restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders’ meeting, unless the action that requires stockholder approval is approved by a majority of our continuing directors.

      Stockholder Meetings. Our bylaws provide that stockholders may not call a special meeting of the stockholders. Rather, only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, will be able to call special meetings of stockholders. Our bylaws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting relating to the business specified in the notice of meeting and not by written consent.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 5 days prior to the date our directors determine for proposals to be received. The bylaws also include a similar requirement for making director nominations and specify requirements as to the form and content of the stockholder’s notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.

      Super-Majority Voting. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. We have provisions in our restated certificate of incorporation which require a vote of at least 66 2/3% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal certain provisions of our restated certificate of incorporation.

Delaware Anti-Takeover Statute

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly-traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

•	the corporation has elected in its restated certificate of incorporation not to be governed by Section 203;

•	the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

      We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203. In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification for that liability. We have obtained liability insurance for our officers and directors in the amount of $10 million. At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Registration Rights

      Holders of approximately 11,187,823 shares of our common stock have registration rights with respect to those shares.

      We are required to bear all registration expenses incurred in connection with these registrations. The holders of shares registered by us will pay all underwriting discounts and selling commissions applicable to the sale of their securities. We also agreed to indemnify these holders for any damages they suffer due to any untrue statement or omission that we make in a registration statement covering their shares.

      The registration rights of these holders will terminate when all of the registrable shares may be sold without registration under the Securities Act pursuant to Rule 144(k).

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Mellon Bank, N.A.

SELLING STOCKHOLDERS

      On June 14, 2004, we issued all of the notes to the initial purchaser in a private placement exempt from registration under the Securities Act. The initial purchaser then resold the notes to persons reasonably believed by the initial purchaser to be qualified institutional buyers in reliance on Rule 144A of the Securities Act of non-U.S. persons in reliance on Regulation S of the Securities Act. The selling securityholders have represented to us that they purchased the notes in the ordinary course of business and that at the time of the purchase of the notes, such selling securityholders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the notes were issued as “restricted securities” under the Securities Act.

      The following table sets forth information, as of October 31, 2004, with respect to the selling securityholders and the principal amounts of notes and shares of common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based solely on information provided by or on behalf of the selling securityholders. Except as set forth in the notes to the table below, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

      The selling securityholders may, pursuant to this prospectus, offer all, some or none of the notes or the common stock issuable upon conversion of the notes. As a result, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or in portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

      The percentage of notes outstanding beneficially owned by each selling securityholders is based on $86,250,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 351,437,399 shares of common stock outstanding on October 31, 2004. The number of shares of common stock issuable upon conversion of the notes offered for resale hereby is based on a conversion price of $1.25 per share. The conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment in certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

	Principal Amount		Shares of
	of Notes		Common Stock
	Beneficially Owned	Percentage of	Beneficially Owned	Percentage of
	and Offered for	Notes Outstanding	and Offered for	Common Stock
Selling Securityholder	Resale ($)	(%)	Resale (1)	Outstanding (%)

AG Domestic Convertibles, L.P.	4,500,000	5.22	3,600,000	1.0

AG Offshore Convertibles, Ltd.	10,500,000	12.17	8,400,000	2.4

Aristeia International Limited	5,125,000	5.94	4,100,000	1.2

Aristeia Trading LLC	1,125,000	1.30	900,000	*

ATSF Transamerica Convertible Securities	8,000,000	9.28	6,400,000	1.82

Basso Multi-Strategy Holding Fund Ltd.	1,000,000	1.16	800,000	*

DKR Sound Shore Oasis Holding Fund Ltd.	1,600,000	1.86	1,280,000	*

DKR Sound Shore Strategic Holding Fund Ltd.	400,000	*	320,000	*

Guggenheim Portfolio XXXI, LLC	250,000	*	200,000	*

	Principal Amount		Shares of
	of Notes		Common Stock
	Beneficially Owned	Percentage of	Beneficially Owned	Percentage of
	and Offered for	Notes Outstanding	and Offered for	Common Stock
Selling Securityholder	Resale ($)	(%)	Resale (1)	Outstanding (%)

Hamilton Multi-Strategy Master Fund, LP	2,106,000	2.44	1,684,800	*

IDEX Transamerica Convertible Securities Fund	5,000,000	5.80	4,000,000	1.1

LDG Limited	99,000	*	79,200	*

ManMAC 2 Limited	2,394,000	2.78	1,915,200	*

Merrill Lynch Bond Fund, Inc. — High Income Portfolio	7,150,000	8.29	5,720,000	1.63

Merrill Lynch Corporate High Yield, Inc.	900,000	1.04	720,000	*

Merrill Lynch Corporate High Yield III, Inc.	1,000,000	1.16	800,000	*

Merrill Lynch Corporate High Yield V, Inc.	1,500,000	1.74	1,200,000	*

Merrill Lynch Corporate High Yield VI, Inc.	1,600,000	1.86	1,280,000	*

Merrill Lynch Debt Strategies Fund, Inc.	6,000,000	6.96	4,800,000	1.4

Merrill Lynch Global Investment Series: Income Strategies Portfolio	8,100,000	9.39	6,480,000	1.84

Merrill Lynch International Investment Funds, Inc. (US High Yield Bond Fund)	250,000	*	200,000	*

Merrill Lynch Master US High Yield Fund, Inc.	1,850,000	2.14	1,480,000	*

Merrill Lynch World Income Fund, Inc.	400,000	*	320,000	*

Sphinx Fund c/o TQA Investors, LLC	95,000	*	76,000	*

Sunrise Partners Limited Partnership	1,000,000	1.16	800,000	*

TQA Master Fund Ltd.	788,000	*	630,400	*

TQA Master Plus Fund Ltd.	1,593,000	1.85	1,274,400	*

TQA Special Opportunities Master Fund Ltd.	2,000,000	2.32	1,600,000	*

Transamerica Premier High Yield Bond Fund	1,000,000	1.16	800,000	*

Vertias-Scalable Investment Products LLC	1,000,000	1.16	800,000	*

Whitebox Convertible Arbitrage Partners LP	5,000,000	5.8	4,000,000	1.1

Whitebox Diversified Convertible Arbitrage Partners LP	500,000	*	400,000	*

	Principal Amount		Shares of
	of Notes		Common Stock
	Beneficially Owned	Percentage of	Beneficially Owned	Percentage of
	and Offered for	Notes Outstanding	and Offered for	Common Stock
Selling Securityholder	Resale ($)	(%)	Resale (1)	Outstanding (%)

Whitebox Hedged High Yield Partners LP	2,000,000	2.32	1,600,000	*

Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	268,000	*	214,400	*

Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	157,000	*	125,600	*

*  Less than 1%

(1)	Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We treat shares of common stock issuable upon conversion of the notes as outstanding for computing the percentage of the selling securityholder. Unless otherwise noted, each identified selling securityholder possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

PLAN OF DISTRIBUTION

      We are registering the notes and shares of common stock issuable upon conversion of the notes on behalf of the selling stockholders. The selling stockholders may sell their notes and the underlying shares offered by this prospectus to purchasers directly. Alternatively, the selling stockholders may offer the notes and underlying shares to or through underwriters, brokers/dealers or agents. The selling stockholders may pledge or grant a security interest in some or all of the notes and underlying shares of common stock owned by them and, if any selling stockholders default in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant securities pursuant to this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the notes or underlying shares by the selling stockholders. The selling stockholders may transfer, devise or gift the notes or underlying shares by other means not described in this prospectus. The selling stockholders and any underwriters, brokers/dealers or agents that participate in the distribution of the notes or underlying shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of those notes or shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

      The selling stockholders may sell the notes or underlying shares in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

      The sale of notes and underlying shares may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the notes or shares, as applicable, may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the writing of options.

      Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

      Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of notes or underlying shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of notes and/or underlying shares involved;

•	the price at which the notes or underlying shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.

      Pursuant to our agreement with the selling stockholders, we will pay all expenses of the registration of the notes and underlying shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On September 24, 2004, we entered into an agreement with Manuel D. Medina, our Chairman, President and Chief Executive Officer, regarding Mr. Medina’s repayment of an outstanding note in the principal amount of $5,000,000 owed by Mr. Medina to us which matured on September 30, 2004. Per the terms of the agreement, Mr. Medina agreed to tender 7,737,351 shares of our common stock as payment of the outstanding principal and interest due on the note. The terms of the agreement were approved by our Board of Directors at a meeting held on September 28, 2004. On September 29, 2004, Mr. Medina completed the transfer of the shares to us.

      In May 2004, we issued warrants to purchase 200,000 shares of our common stock to Veritas High Yield Arbitrage I Fund, LLC, Veritas High Yield Arbitrage II Fund, LLC, and Veritas High Yield Arbitrage Fund, (Bermuda) Ltd. in connection with a $5.2 million loan from them. We agreed to file a registration statement covering the shares of common stock underlying the warrants and to use our best efforts to cause the registration statement to become effective by August 15, 2004. We were unable to cause the registration statement to be declared effective by August 15, 2004, and upon exercise of the warrants, we were required to deliver 200,000 fully registered shares of common stock to the lenders. On August 24, 2004, Miguel Rosenfeld, one of our directors, delivered 200,000 registered shares to the lenders on our behalf. In exchange, we issued Mr. Rosenfeld 200,000 unregistered shares and agreed to include the shares in our next registration statement.

      On March 31, 2004, Guillermo Amore, one of our directors, purchased 12 shares of our Series I 8% Convertible Preferred Stock, and Margui Family Partners, Ltd., an entity in which Mr. Amore has an interest, purchased 8.4 shares of our Series I 8% Convertible Preferred Stock. As payment for the shares, Mr. Amore issued a note for $300,000 and Margui Family Partners, Ltd. issued a note for $210,000. Both notes bear interest at 10%. Mr. Amore and we have agreed to set off these notes against our debentures held by Mr. Amore.

      Upon conversion of outstanding promissory notes in April 2002, two of our directors, Guillermo Amore and Miguel Rosenfeld, received 1,501,503 shares and 1,134,641 shares of our common stock, respectively. The original principal amounts of the notes converted by Messrs. Amore and Rosenfeld were $1,126,127 and $850,980, respectively. The conversion price of $0.75 per share was determined by our management and approved by the board of directors, with Messrs. Amore and Rosenfeld abstaining, after considering recent quoted market prices of our stock, recent equity transactions and our business plan and financial projections.

      We have entered into indemnification agreements with all of our directors and some of our officers, to provide them with the maximum indemnification allowed under our bylaws and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being one of our directors, officers or employees, to the extent such indemnification is permitted by the laws of Delaware. We believe that the limitation of liability provisions in our Amended and Restated Certificate of Incorporation and the indemnification agreements enhance our ability to continue to attract and retain qualified individuals to serve as directors and officers.

      On September 5, 2001, we closed on a $48.0 million credit facility with Ocean Bank. In addition to Mr. Medina personally guaranteeing the credit facility, and in order for us to obtain the facility, the bank further required Mr. Medina to, prior to the bank disbursing funds under the credit facility, provide a $5.0 million certificate of deposit to the bank as collateral for certain personal loans Mr. Medina has with the bank and commit to accelerate the maturity date of those personal loans to December 31, 2001. Subsequent to September 2001, Mr. Medina and the bank changed the maturity date on the personal loans, first to December 31, 2001 and later to July 1, 2002. Mr. Medina also agreed to subordinate debt that we owed to Mr. Medina in the event of our default under the credit facility. Mr. Medina has repaid part of those personal loans to Ocean Bank, leaving an outstanding principal balance of approximately $4.6 million as of December 31, 2003. On February 11, 2004, Mr. Medina extended one loan with a principal amount of approximately $3.3 million to February 11, 2005 and made an interest payment of $63,500. On March 8, 2004, Mr. Medina extended the maturity date on the other loan which had a principal amount of approximately $1.3 million to March 8, 2005 and made a $73,446 payment of principal and interest.

      On September 5, 2001, in consideration of Mr. Medina agreeing to repay his indebtedness to the bank earlier than otherwise required, pledging the certificate of deposit to the bank and personally guaranteeing the $48 million credit facility and approximately $21 million of construction payables, we entered into an amended and restated employment agreement with him. Under the terms of the amended and restated employment agreement we will indemnify Mr. Medina from any personal liability related to his guarantees of any of our debt, use commercially reasonable efforts to relieve Mr. Medina of all his guarantees of our debt, provide up to $6.5 million of cash collateral to the bank should Mr. Medina be unable to repay the personal loans when due and agreed to provide a non interest-bearing $5.0 million loan to Mr. Medina. Additionally, as long as Mr. Medina’s guarantees of our debt exist, we have agreed to nominate Mr. Medina to our Board of Directors and not remove Mr. Medina, unless for good cause, or remove any of our officers without Mr. Medina’s consent. There was no change in the amount or timing of Mr. Medina’s cash or non-cash compensation in connection with these agreements, nor did Mr. Medina receive any guarantee fee or other fees in connection with his guaranteeing our indebtedness. We are no longer obligated to fund the $6.5 million of cash collateral.

      No fee was paid to Mr. Medina for his guarantee of the Ocean Bank loan. In July 2002, the terms of our $5.0 million loan to Mr. Medina were amended. The amended note had a maturity date of September 30, 2004 and bore interest subsequent to September 5, 2002. On September 24, 2004, we entered into an agreement with Mr. Medina pursuant to which the $5.0 million dollar loan was repaid. Per the terms of the Agreement, Mr. Medina tendered, on September 29, 2004, 7,737,351 shares of our common stock as payment of the outstanding principal and interest due on the loan.

      We entered into an agreement with Joseph Wright, Jr., one of our directors, commencing September 21, 2001, engaging Mr. Wright as an independent consultant. The agreement is for a term of one year after which it renews automatically for successive one-year periods. Either party may terminate the agreement by providing 90 days notice. The agreement provides for an annual compensation of $100,000, payable monthly.

      We have also entered into consulting agreements with each of Guillermo Amore and Arthur Money, members of our board of directors, engaging them as independent consultants. Mr. Amore’s agreement provides for an annual compensation of $250,000, payable monthly. Mr. Money’s agreement provides for an annual compensation of $60,000, payable monthly.

      In April 2003, in connection with the issuance of the Subordinated Debentures we received $400,000 from two directors, Joseph Wright and Jose Maria Figueres-Olsen, and $50,000 from an employee and shareholder.

      One of our subsidiaries, Terremark Financial Services, Inc. acts as consultant to a subsidiary of Fusion Telecommunications International, Inc., in connection with telecommunications operations in China. Messrs. Medina, Rosen and Wright are directors of Fusion. During the year ended March 31, 2004, we purchased approximately $500,000 in services from Fusion.

      Included in interest income for the years ended March 31, 2004 and 2003 are approximately $76,000 and $61,000, respectively, from a $5.0 million receivable from Mr. Medina.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of certain U.S. federal income and estate tax considerations relevant to a holder of a note and common stock acquired on conversion of a note. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change or new interpretations (possibly with retroactive effect) or to different interpretations. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein. We have not obtained, and do not intend to obtain, a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note or share of common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). In addition, it is not intended to apply in its entirety to all categories of investors, some of which (like dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding a note or share of common stock as part of a “straddle”, “hedge”, “conversion transaction” or other risk reduction transaction and persons who have a “functional currency” other than the U.S. dollar) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law other than U.S. federal estate tax law as applicable to a Non-U.S. Holder (as defined below). In addition, this discussion is limited to an original purchaser of a note who acquires the note at its original issue price within the meaning of Section 1273 of the Code and who will hold the note or common stock acquired on its conversion as a “capital asset” within the meaning of Section 1221 of the Code.

      You are advised to consult your tax adviser regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the shares of common stock that may be acquired on conversion of the notes.

U.S. Holders

      The following discussion is limited to U.S. federal income tax consequences relevant to a U.S. Holder. As used herein, a “U.S. Holder” is a beneficial owner of a note or a share of common stock that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

      Interest Income. A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on a note in accordance with his regular method of tax accounting. Pursuant to Treasury regulations, the possibility of a change in the interest rate on the notes will not affect the amount or timing of interest income recognized by a holder of a note if the likelihood of the change or changes (taking into account the aggregate), as of the date the notes are issued, is remote. We intend to take the position that the likelihood of the payment of contingent interest on the notes or of additional amounts in the event of a Registration Default is remote, and we do not intend to treat the possibility of those changes in the interest rate as affecting the yield to maturity of the notes. Assuming our characterization is correct, if any such amounts become payable to holders of notes, they should be includible in gross income by a U.S. Holder at the time the payments are paid or accrue in accordance with the U.S. Holder’s regular method of tax accounting. Similarly, we intend to take the position that the likelihood of payment of and Early Conversion Incentive in cash, a make-whole premium in the event of a cash buy-out after a change in control or of an interest make-whole payment in the event of a provisional redemption is remote, and we similarly do not intend to treat that possibility as affecting the yield to maturity of any note.

      If, contrary to the position we intend to take, a contingent payment on the notes is not a remote or incidental contingency, the holders of the notes would be required to accrue income on a note pursuant to the noncontingent bond method specified in Treasury regulations based on the yield we would be required to pay on a comparable, nonconvertible debt instrument, with subsequent adjustments based on actual payments on the notes. That yield could be expected to be higher than the stated fixed interest rate on the notes, in which case holders would be required to include in gross income amounts in excess of the stated fixed interest payment on the notes. You are urged to consult your own tax advisers regarding the possibility of those rules applying to notes and of their impact on you if they were to apply.

      Conversion or Repurchase for Common Stock. A U.S. Holder will not recognize income, gain or loss on conversion of a note solely into our common stock, except possibly with respect to (i) an Early Conversion Incentive Payment paid in common stock, whose tax treatment is unclear, (ii) any amount attributable to accrued interest on the note, which will be treated as interest for federal income tax purposes, as discussed above), and (iii) cash received in lieu of a fractional share, which will be taxed in the manner described in the second succeeding paragraph. The U.S. Holder’s tax basis in the common stock received on conversion of a note , except possibly common stock received as an Early Conversion Incentive Payment, will be the same as the holder’s adjusted tax basis in the converted note at the time of conversion (reduced by any basis allocable to a fractional share), and the holding period for such common stock received on conversion will include the holding period of the converted note. If we repurchase a note in exchange for common stock upon a provisional redemption or a change in control, although the matter is not entirely clear, that exchange should be treated in the same manner as a conversion of the note.

      Although the tax treatment of cash or common stock received as an Early Conversion Incentive Payment is unclear, it should be the better view that, if the payment consists of common stock, it would be treated in the same manner as the other common stock received on a conversion of a note, and if the payment consists of cash, the holder would recognize gain in an amount equal to the lesser of (i) the amount of cash and (ii) the amount of gain realized, namely, the excess, if any, of (a) the sum of the amount of cash and fair market value of common stock received on conversion over (b) the holder’s adjusted tax basis in the note that was converted. In that event, if the Early Conversion Payment is made in cash, the holder’s tax basis in the common stock received on the conversion would be equal to the holder’s basis in the note that was converted, increased by the amount of gain recognized (other than with respect to any fractional share) and decreased by the amount of cash received (other than for any fractional share). It is possible, however, that the Early Conversion Incentive Payment could be treated separately as ordinary income, presumably interest, although possibly compensation to a holder for converting his note, in an amount equal to the amount of cash or fair market value of the common stock received. In that event, any common stock received as an Early Conversion Incentive Payment would have a basis equal to its fair market value, and its holding period would start on the day after payment.

      Cash received in lieu of a fractional share of common stock on conversion of a note into common stock or on repurchase of a note for common stock upon a provisional redemption or a change in control generally will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by any difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share.

      Distributions on Common Stock. If we make cash distributions on our common stock, the distributions generally will be treated as dividends to a U.S. Holder of our common stock to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the taxable year of the distribution. A distribution in excess of our current and accumulated earnings and profits is treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the share of common stock on which it is paid and thereafter as gain from the sale or exchange of that share. Subject to certain exceptions for short-term and hedged positions, dividends received in taxable years beginning on or before December 31, 2008, will be subject to tax in the hands of a non-corporate U.S. Holder at a maximum rate of 15%.

      Disposition or Repurchase for Cash. Except as set forth above under “Conversion or Repurchase for Common Stock,” a U.S. Holder generally will recognize capital gain or loss on a sale, redemption or other taxable disposition of a note or share of common stock in an amount equal to the difference between:

•	the holder’s adjusted tax basis in the note or share of common stock (as the case may be), and

•	the amount of cash and fair market value of any property received on the disposition (other than amounts attributable to accrued interest on the note, which will be treated as interest for federal income tax purposes).

A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the holder. (For a discussion of the holder’s basis in shares of our common stock acquired on conversion of a note, see “U.S. Holders — Conversion or Repurchase for Common Stock.”) Gain or loss from the taxable disposition of a note or share of common stock generally will be long-term capital gain or loss if the note or share of common stock was held for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

      You should be aware that the resale of a note to a U.S. Holder may be affected by the “market discount” rules of the Code, under which a portion of any gain realized on retirement or other disposition of a note by a subsequent holder that is a U.S. Holder that acquires the note at a market discount generally will be treated as ordinary income to the extent of the market discount that accrues while the U.S. Holder holds the note.

      Constructive Dividends. The conversion price of the notes is subject to adjustment under certain circumstances. Under section 305 of the Internal Revenue Code and Treasury regulations issued thereunder, certain adjustments to (or the failure to make adjustments to) the conversion price of the notes that increase the proportionate interest of the holders of the notes in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. A constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of a corporate holder) to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital that reduces the holder’s tax basis in the note to the extent thereof and thereafter as gain from the sale or exchange of the note. Generally, a holder’s tax basis in a note will be increased to the extent any constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, that increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to those holders, taxable as described above. As a result, a holder of a note or share of common stock could have taxable income as a result of an event pursuant to which he receives no cash or property.

Non-U.S. Holders

      The following discussion is limited to U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder. As used herein, a “Non-U.S. Holder” is a beneficial owner of a note or share of common stock that, for U.S. federal income tax purposes, is (a) a nonresident alien individual, (b) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country (or a political subdivision thereof) other than the United States or (c) a foreign estate or trust, which generally is an estate or trust that is not a U.S. Holder. This discussion does not address the U.S. federal tax consequences relevant to an expatriate or former long-term resident of the United States. In addition, it does not address the U.S. federal tax consequences in the case of a note or share of common stock held by an entity classified as a partnership for U.S. federal income tax purposes. For purposes of the following discussion, “U.S. trade or business income” of a Non-U.S. Holder generally means interest or dividend income or gain on a sale, exchange or redemption of a note or share of common stock if that interest, dividend or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States or (ii) in most cases of a resident of a country with which the United States has an income tax treaty, attributable to a permanent establishment (or fixed base) of the Non-U.S. Holder in the United States.

      Interest Income. In general, interest (and premium, if any) paid to a Non-U.S. Holder of a note will not be subject to U.S. federal withholding tax if it qualifies for the portfolio interest exemption, and it will not otherwise be subject to U.S. federal income tax if it is not U.S. trade or business income of the Non-U.S. Holder. Interest on a note (other than contingent interest) qualifies for the portfolio interest exemption if (i) the Non-U.S. Holder of the note (a) does not own, actually and constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and (c) is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business and (ii) either (a) the Non-U.S. Holder certifies, under penalties of perjury, to us or the paying agent, as the case may be, that it is a Non-U.S. Holder and provides its name and address or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the Non-U.S. Holder certifies, under penalties of perjury, that it or such a financial institution between it and the Non-U.S. Holder has received such a certificate and furnishes the payer with a copy thereof. Any contingent interest paid on a note would not qualify for the portfolio interest exemption. Although the tax treatment of any Early Conversion Incentive Payment is unclear, it appears that, if it were treated as interest income, it should not be treated as contingent interest not eligible for the portfolio interest exemption. It would be subject to U.S. federal withholding tax at a rate of 30%, unless a U.S. income tax treaty reduces or eliminates withholding, and it could be subject to such tax if it were treated as ordinary income that is not interest, unless, in either case, it is U.S. trade or business income, in which case it would be subject to tax in the manner described below for interest that is U.S. trade or businesses income.

      Interest (and premium, if any) paid to a Non-U.S. Holder that constitutes U.S. trade or business income will be subject to U.S. federal income tax on a net income basis at graduated rates in the same manner that a U.S. taxpayer is subject to tax and will be exempt from the withholding tax described above. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under certain circumstances will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate. The gross amount of interest (and premium, if any) paid to a Non-U.S. Holder that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to withholding of U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty reduces or eliminates withholding. To claim the benefit of a tax treaty or to claim an exemption from withholding because income is U.S. trade or business income, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of the income. These forms must be updated periodically.

      Dividends. The gross amount of dividends paid to a Non-U.S. Holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty. Dividends that constitute U.S. trade or business income are not subject to U.S. federal withholding tax but instead are taxed in the manner applicable to United States persons, and, in the case of such dividends received by a foreign corporation, under certain circumstances will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate. To claim the benefit of an income tax treaty or to claim an exemption from U.S. federal withholding tax on dividends that are U.S. trade or business income, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for dividends that are U.S. trade or business income, prior to payment of the dividends. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

      Sale, Exchange, Redemption or Other Disposition of a Note or Share of Common Stock. Subject to the discussion below of backup withholding, gain recognized by a Non-U.S. Holder on a sale, exchange, redemption or other taxable disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is U.S. trade or business income of the Non-U.S. Holder,

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or share of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the Non-U.S. Holder held the note or common stock.

      We believe that we currently are not, and we do not anticipating becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a United States real property holding corporation, you will be subject to U.S. federal income tax on a sale, exchange, redemption or other taxable disposition of a note or share of common stock only if, in the case of a note, the fair market value of your notes on the date of their acquisition is more than five percent of the fair market value of our common stock on that date or, in the case of common stock, our common stock is regularly traded on an established securities market and you hold or held (at any time during the shorter of the period you held our stock and the five year period preceding the date of that taxable disposition) more than five percent of our common stock.

      An individual Non-U.S. Holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived at regular graduated U.S. federal income tax rates in the same manner as if the holder were a United States person as defined in the Internal Revenue Code. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A Non-U.S. Holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived at regular graduated U.S. federal income tax rates in the same manner as if the holder were a United States person as defined in the Internal Revenue Code and, in addition, under certain circumstances will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate.

      You should be aware that the resale of a note to a U.S. Holder may be affected by the “market discount” rules of the Code, under which a portion of any gain realized on retirement or other disposition of a note by a subsequent holder that is a U.S. Holder that acquires the note at a market discount generally will be treated as ordinary income to the extent of the market discount that accrues while the U.S. Holder holds the note.

      Constructive Dividends. Under certain circumstances, a Non-U.S. Holder may be deemed to have received a constructive dividend (see “U.S. Holders — Constructive Dividends” above). Any such constructive dividend you receive will be treated in the same manner as an actual dividend you receive, as discussed above under “ — Dividends.” We intend to deduct U.S. federal withholding tax with respect to any such constructive dividend from interest payments on your notes. If we deduct U.S. federal withholding tax from interest payments on your notes under these circumstances, you should consult your own tax adviser as to whether you can obtain a refund for all or a portion of any tax withheld.

      Federal Estate Tax. A note that is owned, or treated as owned, by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of death will not be subject to U.S. federal estate tax, provided the individual did not own, actually and constructively, 10% or more of the total combined voting power of all classes of stock in our company entitled to vote and provided the income on the note was not U.S. trade or business income. A share of common stock owned, or treated as owned, by such an individual will be includible in his gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding.

      If you are a U.S. Holder of a note or share of common stock, information reporting requirements generally will apply to all payments we make to you and to the proceeds of a sale of the note or share of common stock made to you, unless you are a corporation or other exempt recipient. In addition, backup withholding will apply to those payments if you fail to provide a taxpayer identification number or a certification of exempt status or if you fail to report your interest and dividend income in full.

      In general, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to payments that we make to you provided we do not have actual knowledge or reason to know that you are a United States person and you have given us the certification described above under “Non-U.S. Holders—Interest Income.”

      In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payer receives the certification described above under “Non-U.S. Holders—Interest Income” and does not have actual knowledge that you are a United States person, as defined in the Internal Revenue Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of those information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

      The preceding discussion of certain U.S. Federal income and estate tax consequences is for general information only and does not constitute tax advice. Accordingly, you should consult your tax adviser as to the particular tax consequences to him of purchasing, holding and disposing of a note or share of common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

INTERESTS OF NAMED EXPERTS AND COUNSEL

      The validity of the securities being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Marvin S. Rosen, a member of Greenberg Traurig, is one of our directors. Mr. Rosen beneficially owns 1,362,150 shares of common stock, 245,000 of which are underlying options.

LEGAL MATTERS

      Greenberg Traurig, P.A., Miami, Florida, has passed upon the validity of the issuance of the securities being offered by this prospectus.

EXPERTS

      The consolidated financial statements of Terremark Worldwide, Inc. as of March 31, 2004 and 2003 and for each of the three years in the period ended March 31, 2004 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Technology Center of the Americas, LLC as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is part of a registration statement on Form S-1 which was filed with the Securities and Exchange Commission. This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at http://www.sec.gov. Copies of documents filed by us with the Securities and Exchange Commission are also available at the offices of The American Stock Exchange, which is located at 87 Trinity Place, New York, New York 10006. In addition, our Internet website, http://www.terremark.com, contains all of the annual, quarterly and special reports, proxy statements and other information we file with the SEC.

TERREMARK WORLDWIDE, INC.

PRO FORMA FINANCIAL INFORMATION

TERREMARK WORLDWIDE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated financial statements are derived from and should be read in conjunction with historical consolidated financial statements and related notes of Terremark Worldwide Inc. (“TWW”) and Technology Center of the Americas, LLC (“TECOTA”). TWW, through a wholly owned subsidiary, owns 0.84% equity interest in TECOTA. In July 2004, TWW entered into an agreement under which it assumed the obligation to purchase the other equity interests in TECOTA.

      The unaudited pro forma condensed consolidated statements of operations for the six months ended September 30, 2004, and the year ended March 31, 2004, give effect to (i) TWW’s acquisition of TECOTA; (ii) certain adjustments that are directly attributable to the acquisition of TECOTA and will have a continuing impact; (iii) and TWW’s financing of the TECOTA acquisition. The unaudited pro forma condensed combined statements of operations assume that each of these transactions was consummated at the beginning of each period presented.

      The unaudited pro forma condensed consolidated balance sheet presents the consolidated financial position of TWW and TECOTA as if TWW’s acquisition of TECOTA was consummated on September 30, 2004, and gives effect to (i) the acquisition of TECOTA; (ii) certain adjustments that are directly attributable to the acquisition of TECOTA; and (iii) the estimated incremental debt. The unaudited pro forma condensed consolidated financial statements have been prepared based upon currently available information and assumptions that are deemed appropriate by TWW’s management.

      The pro forma information is for informational purposes only and is not intended to be indicative of the actual consolidated financial position or consolidated results that would have been reported had the transactions occurred on the dates indicated, nor does the information represent a forecast of the consolidated financial position at any future date or the combined financial results of TWW and TECOTA for any for future period.

Terremark Worldwide, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2004

	Historical	Historical	Pro Forma	Pro Forma
	Terremark	TECOTA	adjustments	Terremark

	(Note 1)	(Note 1)	(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$21,831,286	$1,011,315	$(2,000,000)[h]	$25,242,601
			2,000,000 [m]
			2,400,000 [1]
Accounts receivable, net	2,207,564	—		2,207,564
Deferred rent receivable	—	11,444,733	(7,955,751)[d]	—
			(3,488,982)[b]
Contracts receivable	112,151	—		112,151
Prepaid and other current assets	751,720	291,134		1,042,854
Deferred costs under government contracts	3,592,328	—		3,592,328

Total current assets	28,495,049	12,747,182		32,197,498

Investment in unconsolidated subsidiaries	391,884	—	(391,884)[e]	—
Restricted cash	794,018	910,458		1,704,476
Land and building	—	66,927,819	(705,731)[c]	66,222,088
Property and equipment, net	56,884,223	—		56,884,223
Debt issuance costs and other assets	10,392,631	3,062,609	(3,062,609)[b]	20,432,631
			(2,400,000)[l]
			12,440,000 [h]
Goodwill	9,999,870	—		9,999,870

TOTAL ASSETS	$106,957,675	$83,648,068		$187,440,786

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of notes payable	$3,890,802	$—		$3,890,802
Construction payables	2,954,530	—		2,954,530
Accounts payable and accrued expenses	7,865,135	998,862		8,863,997
Current portion of capital lease obligations	1,272,666	—		1,272,666
Interest payable	2,459,515	—		2,459,515

Total current liabilities	18,442,648	998,862		19,441,510

Mortgage payable	—	35,401,567	39,598,433 [a]	75,000,000
Convertible debt	51,971,488	—		51,971,488
Derivatives embedded within convertible debt	21,804,000	—		21,804,000
Deferred rent	9,716,260	—	(7,955,751)[d]	1,760,509
Capital lease obligations, less current portion	102,335	—		102,335
Deferred revenue	3,225,056	—		3,225,056
Series H redeemable convertible preferred stock	601,711	—		601,711

TOTAL LIABILITIES	105,863,498	36,400,429		173,906,609

Minority Interest	142,885	—		142,885

Commitments and Contingencies	—	—		—

Series G convertible preferred stock	1	—		1
Series I convertible preferred stock	1	—		1
Common stock	359,761	—		359,761
Common stock warrants	4,933,016	—	10,440,000 [h]	15,373,016
Common stock options	1,545,375	—		1,545,375
Partner’s capital	—	48,404,025	(48,404,025)[f]	—
Additional paid-in capital	236,023,806	—	2,000,000 [m]	238,023,806
Accumulated deficit	(234,577,155)	(1,156,386)	1,156,386 [f]	(234,577,155)
Accumulated other comprehensive loss	(112,876)	—		(112,876)
Treasury stock	(7,220,637)	—		(7,220,637)

TOTAL STOCKHOLDERS’ EQUITY	951,292	47,247,639		13,391,292

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$106,957,675	$83,648,068		$187,440,786

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Terremark Worldwide, Inc

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the six month period ended September 30, 2004

	Historical	Historical	Pro Forma	Pro Forma
	Terremark	TECOTA	adjustments	Terremark

	(Note 1)	(Note 1)	(Note 3)
Revenues:
Data center	$15,025,915	$—		$15,025,915
Rental	—	5,134,971	$(3,878,750)[g]	1,256,221
Operating expense reimbursements	—	437,589	(259,135)[g]	178,454
Management fees	90,922	—	(90,922)[i]	—
Construction contracts	996,786	—		996,786
Other income	—	24,878		24,878

Operating revenues	16,113,623	5,597,438		17,482,254

Expenses
Data center operations	12,200,670	—	(4,137,885)[g]	8,062,785
Construction contract expenses	948,813	—		948,813
General and administrative	6,979,446	1,408,576	(90,922)[i]	8,297,100
Sales and marketing	2,033,119	77,648		2,110,767
Depreciation and amortization	2,573,054	938,279	(219,273)[j]	3,292,060

Operating expenses	24,735,102	2,424,503		22,711,525

Income / (Loss) from operations	(8,621,479)	3,172,935		(5,229,271)

Other income (expense)
Change in estimated fair value of derivatives embedded within convertible debt	13,679,250			13,679,250
Gain on debt restructuring	3,420,956			3,420,956
Interest expense	(6,433,148)	(1,105,346)	(3,998,878)[k]	(11,537,372)
Interest Income	196,243			196,243
Other	(4,260)	—		(4,260)

Total other income (expense)	10,859,041	(1,105,346)		5,754,817

Income before income taxes	$2,237,562	2,067,589		$525,546

Basic and diluted net income before income taxes per common share	$0.01			$0.00

Weighted average common shares outstanding	336,054,804			336,054,804

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Terremark Worldwide, Inc

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the year ended March 31, 2004

	Historical	Historical	Pro Forma		Pro Forma
	Terremark	TECOTA	adjustments		Terremark

			(Note 3)
Revenues:
Data center	$17,034,377	$—			$17,034,377
Rental	—	6,808,912	$(4,304,151)[g]		2,504,761
Operating expense reimbursements	—	776,740	(526,767)[g]		249,973
Development, commission and construction fees	41,081	—			41,081
Management fees	197,827	—	(184,133)[i]		13,694
Construction contracts	940,454	—			940,454
Other income	—	81,496			81,496

Operating revenues	18,213,739	7,667,148			20,865,836

Expenses
Data center operations	16,413,021	—	(4,830,918)[g]		11,582,103
Construction contract expenses	918,022	—			918,022
General and administrative	13,336,400	2,180,277	(184,133)[i]		15,332,544
Sales and marketing	3,424,411	176,001			3,600,412
Depreciation and amortization	4,698,292	1,882,836	(444,826	) [j]	6,136,302

Operating expenses	38,790,146	4,239,114			37,569,383

Income / (Loss) from operations	(20,576,407)	3,428,034			(16,703,547)
Other income (expense)
Gain on debt restructuring	8,475,000	—			8,475,000
Interest expense	(14,624,922)	(2,561,095)	(7,647,353)[k]		(24,833,370)
Interest Income	131,548	—			131,548
Other	4,104,204	—			4,104,204

Total other income (expense)	(1,914,170)	(2,561,095)			(12,122,618)

Income / (Loss) before income taxes	$(22,490,577)	866,939			$(28,826,165)

Basic and diluted loss before income taxes per common share	$(0.07)				$(0.09)

Weighted average common shares outstanding	305,028,194				305,028,194

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Terremark Worldwide, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 — Basis of Presentation

      Historical financial information for TWW has been derived from its historical financial statements for the year ended March 31, 2004 and for the six months ended September 30, 2004. Historical financial information for TECOTA has been derived from its historical financial statements for the year ended December 31, 2003 and for the six months ended September 30, 2004. No adjustments have been made to the pro forma financial information to account for the difference between the financial reporting dates used by TECOTA and TWW due to the close proximity of the period-end dates.

Note 2 — Acquisition of TECOTA

      Terremark Worldwide, Inc. (TWW), through a wholly owned subsidiary, owns 0.84% equity interest in TECOTA. In July 2004, Terremark entered into an agreement under which it assumed the obligation to purchase the other equity interests in TECOTA for approximately $40 million. Terremark is currently exploring financing options for this transaction. The transaction is expected to close by December 31, 2004.

Note 3 — Pro Forma Adjustments

      Following are brief descriptions of the pro forma adjustments to reflect the acquisition of TECOTA:

(a)	Records TWW new borrowings to purchase other equity interests in TECOTA and pay off of existing mortgage. This adjustment is calculated as follows:

New borrowings	$75,000,000
Pay off of existing mortgage	(35,401,567)

Adjustment (cash paid to sellers)	$39,598,433

(b)	Records purchase accounting adjustment for the elimination of deferred financing costs and deferred leasing commissions included in other assets of TECOTA. Further, records the elimination of deferred rent balances with tenants other than TWW. See (d) below.

(c)	Records purchase accounting adjustment for the allocation of the fair value of identifiable net current assets acquired over the TECOTA purchase price.

(d)	Records the elimination of deferred rent balances between TWW and TECOTA as of the balance sheet date.

(e)	Records the elimination of TWW’s ownership interest in TECOTA as of September 30, 2004.

(f)	Records the elimination of TECOTA equity accounts acquired in the purchase.

(g)	Records the elimination of transactions between TWW and TECOTA resulting from TECOTA leasing space to TWW.

(h)	Records the estimated debt issuance costs of $12,440,000, of which $10,440,000 is estimated to be paid in TWW stock warrants.

(i)	Records the elimination of transactions between TWW and TECOTA resulting from TWW management fees charged to TECOTA pursuant to a property management agreement.

(j)	Records the elimination of historical depreciation and amortization expense related to TECOTA and the depreciation resulting from the allocation of the purchase price to the building using the straight-line method over a 39 year period.

	Six Months Ended	Year Ended
	September 30, 2004	March 31, 2004

Elimination of historical amounts of TECOTA	$(938,279)	$(1,882,836)
Depreciation of the cost of the acquired building (estimated to be $56,000,000) using a 39 year life	719,006	1,438,010

	$(219,273)	$(444,826)

(k)	Records the interest on new borrowings for the acquisition of TECOTA and the elimination of interest on existing debt to be repaid. Adjustment also records amortization of debt issuance costs. The adjustment is calculated as follows:

	Six Months Ended	Year Ended
	September 30, 2004	March 31, 2004

Elimination of historical amounts of TECOTA	$(1,105,346)	$(2,561,095)
Interest expense on $75 million of new borrowings at a variable rate of 9.6%	3,592,974	7,185,948
Amortization of debt issuance costs of new borrowings using a four year term	1,511,250	3,022,500

	$3,998,878	$7,647,353

The effect of a .0125% variance on interest expense is $46,875 and $93,750 for the six months ended September 30, 2004 and the year ended March 31, 2004, respectively.

(l)	Records the return to the company of a deposit totalling $2.4 million at September 30, 2004, for the acquisition of TECOTA.

(m)	Records anticipated issuance of stock for cash as part of the TECOTA acquisition.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2004	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$21,831,286	$4,378,614
Accounts receivable, net of allowance for doubtful accounts of $200,000 at March and September	2,207,564	3,214,101
Note receivable	—	2,285,000
Contracts receivable	112,151	363,043
Prepaid and other current assets ($463,934 and $499,009 due from related party)	751,720	1,115,230
Deferred costs under government contracts	3,592,328	—

Total current assets	28,495,049	11,355,988
Investment in unconsolidated entities, net	391,884	725,319
Restricted cash	794,018	789,476
Property and equipment, net	56,884,223	53,897,716
Debt issuance costs and other assets	10,392,631	664,334
Goodwill	9,999,870	9,999,870

Total assets	$106,957,675	$77,432,703

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of notes payable (includes $4,325,010 due to related parties at March)	$3,890,802	$9,194,145
Construction payables	2,954,530	1,363,554
Accounts payable and accrued expenses	7,865,135	7,067,319
Current portion of capital lease obligations	1,272,666	1,799,726
Interest payable	2,459,515	1,952,978
Convertible debt	—	250,000

Total current liabilities	18,442,648	21,627,722
Convertible debt	51,971,488	36,895,239
Derivatives embedded within convertible debt, at estimated fair value	21,804,000	—
Notes payable, less current portion ($31,191,967 due to related parties)	—	31,311,894
Deferred rent	9,716,260	6,938,454
Capital lease obligations, less current portion	102,335	105,886
Deferred revenue	3,225,056	2,686,396
Series H redeemable convertible preferred stock: $.001 par value, 294 shares issued and outstanding, at liquidation value	601,711	586,718

Total liabilities	105,863,498	100,152,309

Minority interest	142,885	—

Commitments and contingencies	—	—

Stockholders’ equity (deficit):
Series G convertible preferred stock: $.001 par value, 20 shares issued and outstanding (liquidation value of approximately $2.9 million)	1	1
Series I convertible preferred stock: $.001 par value, 390 shares issued and outstanding (liquidation value of approximately $10.2 million and $10.0 million)	1	1
Common stock: $.001 par value, 500,000,000 shares authorized; 359,761,034 and 311,227,482 shares issued; 351,109,018 and 311,227,482 shares outstanding	359,761	311,227
Common stock warrants	4,933,016	3,642,006
Common stock options	1,545,375	1,545,375
Additional paid-in capital	236,023,806	213,596,501
Accumulated deficit	(234,577,155)	(236,814,717)
Accumulated other comprehensive loss	(112,876)	—
Treasury stock: 8,652,016 shares	(7,220,637)	—
Note receivable — related party	—	(5,000,000)

Total stockholders’ equity (deficit)	951,292	(22,719,606)

Total liabilities and stockholders’ equity (deficit)	$106,957,675	$77,432,703

The accompanying notes are an integral part of these condensed consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended
	September 30,

	2004	2003

	(Unaudited)
Revenues
Data center	$15,025,915	$7,242,825
Development, commission and construction fees	—	41,081
Management fees	90,922	107,070
Construction contracts	996,786	98,972

Operating revenues	16,113,623	7,489,948

Expenses
Data center operations, excluding depreciation (includes $3,879,189 and $1,779,098 (six months) and $1,939,594 and $1,250,098 (three months) in rent expense with a related party	12,200,670	6,506,485
Construction contract expenses, excluding depreciation	948,813	108,655
General and administrative	6,979,446	7,469,418
Sales and marketing	2,033,119	1,533,310
Depreciation and amortization	2,573,054	2,351,683

Operating expenses	24,735,102	17,969,551

Loss from operations	(8,621,479)	(10,479,603)

Other income (expenses)
Change in estimated fair value of derivatives embedded within convertible debt	13,679,250	—
Gain on debt restructuring and extinguishment, net	3,420,956	8,475,000
Interest expense (includes $657,536 and $881,950 (six months) and $88,876 and $597,950 (three months) with a related party)	(6,433,148)	(6,225,547)
Interest income	196,243	55,729
Other, net	(4,260)	296,832

Total other income (expenses)	10,859,041	2,602,014

Income (loss) before income taxes	2,237,562	(7,877,589)
Income taxes	—	—

Net income (loss)	2,237,562	(7,877,589)
Preferred dividend	(486,821)	(80,000)

Net income (loss) attributable to common shareholders	$1,750,741	$(7,957,589)

Basic and diluted net income (loss) per common share	$0.01	$(0.03)

Weighted average common shares outstanding	336,054,804	299,303,427

The accompanying notes are an integral part of these condensed consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Stockholders’ Equity (Deficit) (Unaudited)

			Common Stock
			Par Value
			$.001
							Accumu-		Note
			Common	Common	Additional	Accumu-	lated Other		Receivable
	Issued		Stock	Stock	Paid-In	lated	Compre-	Treasury	Related
	Shares	Amount	Warrants	Options	Capital	Deficit	hensive Loss	Stock	Party

Balance at March 31, 2004	311,227,482	$311,227	$3,642,006	$1,545,375	$213,596,501	$(236,814,717)	$—	$—	$(5,000,000)
Conversion of debt	55,249,274	55,249	—	—	27,980,775	—	—	—	—
Conversion of preferred stock	333,340	333	—	—	(333)	—	—	—	—
Exercise of stock options	336,667	337	—	—	122,423	—	—	—	—
Warrants issued	—	—	1,552,650	—	—	—	—	—	—
Exercise of warrants	351,622	352	(261,640)	—	263,288	—	—	—	—
Preferred stock issuance costs	—	—	—	—	(587,860)	—	—	—	—
Accrued dividends on preferred stock	—	—	—	—	(406,821)	—	—	—	—
Stock tendered in payment of loan and retired	(7,737,351)	(7,737)	—	—	(4,944,167)	—	—	—	5,000,000
Net assets acquired from NAP Madrid	—	—	—	—		—	—	(7,220,637)	—
Foreign currency translation adjustment	—	—	—	—	—	—	(112,876)	—	—
Net income	—	—	—	—	—	2,237,562	—	—	—

Balance at September 30, 2004	359,761,034	$359,761	$4,933,016	$1,545,375	$236,023,806	$(234,577,155)	$(112,876)	$(7,220,637)	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	September 30,

	2004	2003

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$2,237,562	$(7,877,589)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation and amortization of long-lived assets	2,573,054	2,351,683
Change in estimated fair value of embedded derivatives	(13,679,250)	—
Accretion on convertible debt	1,197,426	—
Amortization of beneficial conversion feature on issuance of convertible debentures	904,761	3,166,667
Amortization of debt issuance costs	327,346	76,520
Gain on debt restructuring and extinguishment, net	(3,626,956)	(8,475,000)
Other, net	175,873	14,994
Stock-based compensation	172,650	1,905,576
(Increase) decrease in:
Accounts receivable, net	1,006,537	(370,522)
Contracts receivable	250,892	(30,885)
Other assets	(1,346,785)	(568,863)
Deferred costs under government contracts	(3,592,328)	—
Increase (decrease) in:
Accounts payable and accrued expenses	(23,949)	(3,973,380)
Interest payable	780,061	(2,160,513)
Deferred revenue	538,660	216,209
Construction payables	90,976	—
Deferred rent	2,777,806	1,900,041

Net cash used in operating activities	(9,235,664)	(13,825,062)

Cash flows from investing activities:
Restricted cash	(4,542)	(9,060)
Purchases of property and equipment	(5,605,762)	(861,645)
Advance for acquisition of unconsolidated entity and other	(2,413,274)	3,324
Acquisition of a majority interest in NAP Madrid	(2,537,627)	—
Proceeds from note receivable-related party	50,000	—

Net cash used in investing activities	(10,511,205)	(867,381)

Cash flows from financing activities:
Proceeds from issuance of convertible debt	86,257,312	19,550,000
Payments on loans	(36,490,245)	(2,168,790)
Payments on convertible debt	(10,131,800)	(1,025,000)
Debt issuance costs	(5,255,912)	—
Proceeds from sale of preferred stock	2,131,800	—
Preferred stock issuance costs	(587,860)	—
Net increase in construction payables	1,500,000	87,055
Other borrowings	182,097	750,000
Payments under capital lease obligations	(530,611)	(460,321)
Proceeds from exercise of stock options and warrants	124,760	15,837

Net cash provided by financing activities	37,199,541	16,748,781

Net increase in cash	17,452,672	2,056,338
Cash and cash equivalents at beginning of period	4,378,614	1,408,190

Cash and cash equivalents at end of period	$21,831,286	$3,464,528

The accompanying notes are an integral part of these condensed consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

1.	Business and Organization

      Terremark Worldwide, Inc. (together with its subsidiaries, the “Company” or “Terremark”) operates Internet Exchange Point facilities (“IXs”) at strategic locations in Florida, California and Sao Paulo from which the Company assists users of the Internet and large communications networks in communicating with other users and networks. The Company’s primary facility is the NAP of the Americas, a carrier-neutral Tier-1 network access point (the “NAP”) in Miami, Florida. The NAP provides exchange point, colocation and managed services to carriers, Internet service providers, network service providers, government entities, multinational enterprises and other end users.

      In June 2002, the Company entered into an exclusive agreement with the Comunidad Autonoma de Madrid (the “Comunidad”) to develop and operate carrier-neutral network access points in Spain. As part of that agreement, the parties formed NAP de las Americas — Madrid S.A. (“NAP Madrid”) to own and operate carrier-neutral IXs in Spain, modeled after the NAP of the Americas. The shareholders were the Comunidad through its Instituto Madrileno de Desarrollo (“IMADE”), the Camara Oficial de Comercio e Industria de Madrid, Red Electrica Telecomunicaciones, S.A., Telvent Sistemas y Redes S.A., a subsidiary of Abengoa S.A., and Centro de Transportes de Coslada, S.A. (“CTC”). At the time NAP Madrid was formed, the Company owned 1% of its equity, which was subsequently increased to 10%.

      In May 2004, the Company purchased the 20% of NAP Madrid owned by Telvent Sistemas y Redes S.A. for approximately $550,000. In June 2004, the Company purchased the 20% of this entity owned by Red Electrica Telecomunicaciones, S.A. for approximately $634,000. In July 2004, the Company purchased the 30% interest in NAP Madrid owned by CTC and IMADE for approximately $1.4 million. As a result of these transactions, the Company owns an 80% equity interest of NAP Madrid. The Company’s accounts as of September 30, 2004 include the assets and liabilities of NAP Madrid, as well as the 20% minority interest. The assets of NAP Madrid include 8.7 million shares of Terremark’s common stock, which are accounted for as treasury stock at cost, and de minimus operating assets. The liabilities of NAP Madrid consist primarily of a bank loan with a balance of 3.3 million Euros ($3.9 million at September 30, 2004). The results of operations of NAP Madrid from July 1, 2004 have been included in the accompanying condensed consolidated statement of operations.

      Because it had not commenced significant operations and had no customers or employees when the above transactions were consummated, the Company concluded that the assets acquired do not constitute a business. The Company allocated the purchase price based upon the fair value of assets acquired and liabilities assumed. The following is an allocation of the aggregate purchase price:

Assets
Equipment	$204,040
Terremark stock	7,220,637

Liabilities
Notes payable, current	(3,708,705)
Accounts payable and accrued expenses	(677,444)
Minority Interest	(167,466)

Net Assets	$2,871,062
Previous equity ownership	(333,435)

Cash paid for acquisition	$2,537,627

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company currently owns a .84% interest in Technology Center of the Americas, LLC (“TECOTA”), the entity that owns the building in which the NAP of the Americas is housed. In July 2004, the Company entered into an agreement under which it assumed the obligation to purchase the other equity interests in TECOTA. In connection with the agreement to purchase TECOTA, as of September 30, 2004, the Company has deposited $2.4 million, and subsequently deposited an additional $1.6 million all of which is nonrefundable except in the case of default by the sellers. The Company is currently exploring financing options for this transaction. The transaction is expected to close by December 31, 2004.

2.	Summary of Significant Accounting Policies

      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles for complete annual financial statements. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. Operating results for the quarter ended September 30, 2004 may not be indicative of the results that may be expected for the year ending March 31, 2005. Amounts as of March 31, 2004 included in the condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended March 31, 2004.

      The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Use of estimates

      The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives

      The Company does not hold or issue derivative instruments for trading purposes. However, the Company’s 9% Senior Convertible Notes due June 15, 2009 (the “Senior Notes”) contain embedded derivatives that require separate valuation from the Senior Notes. The Company recognizes these derivatives as liabilities in its balance sheet and measures them at their estimated fair value, and recognizes changes in their estimated fair value in earnings in the period of change.

      The Company, with the assistance of a third party, estimates the fair value of its embedded derivatives using available market information and appropriate valuation methodologies. These embedded derivatives derive their value primarily based on changes in the price and volatility of the Company’s common stock. Over the life of the Senior Notes, given the historical volatility of the Company’s common stock, changes in the estimated fair value of the embedded derivatives are expected to have a material effect on our results of operations. Furthermore, the Company has estimated the fair value of these embedded derivatives using a theoretical model based on the historical volatility of its common stock of 80% over the past year. If an active trading market develops for the Senior Notes or the Company is able to find comparable market data, it may in the future be able to use actual market data to adjust the estimated fair value of these embedded derivatives. Such adjustment could be significant and would be accounted for prospectively.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company may eventually pay to settle these embedded derivatives.

Installation and other outsourcing services under government contracts

      From time to time, the Company provides installation and other outsourcing services under government contracts that include procurement and leasing of equipment. Due to the typical short-term nature of these types of services, the Company records them under the completed contract method, whereby costs and related revenues are deferred in the balance sheet until services are delivered and accepted by the government. Contract costs deferred are costs incurred for assets, such as costs for the purchase of materials and production equipment, under fixed-price contracts. For these types of services, labor and other general and administrative costs are not significant and are included as period charges.

Significant concentrations

      Two customers accounted for approximately 22% and 17% of data center revenues for the six months ended September 30, 2004. One customer accounted for approximately 11% of data center revenues for the six months ended September 30, 2003.

Reclassifications

      Certain reclassifications have been made to the prior periods’ financial statements to conform with the current presentation.

Investment in unconsolidated entities

      For investments in less than majority-owned entities where the Company does not exercise significant influence, the Company uses the cost method of accounting. For investments in less than majority-owned entities where the Company exercises significant influence, the Company uses the equity method of accounting.

Stock-based compensation

      The Company uses the intrinsic value method to account for its employee stock-based compensation plans. Under this method, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s shares and the option’s exercise price. The Company accounts for stock-based compensation to non-employees using the fair value method.

      The following table presents what the net loss and net loss per share would have been had the Company accounted for employee stock-based compensation using the fair value method:

	For the Six Months Ended
	September 30,

	2004	2003

Net income (loss) attributable to common shareholders as reported	$1,750,741	$(7,957,589)
Stock-based compensation expense if the fair value method had been adopted	(616,609)	(2,973,696)

Pro forma net income (loss) attributable to common shareholders	$1,134,132	$(10,931,285)

Income (loss) per common share — as reported	$0.01	$(0.03)

Income (loss) per common share — pro forma	$—	$(0.04)

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fair value calculations for employee grants were made using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk Free Rate	2.14% - 3.50%	2.14% - 2.90%
Volatility (four year historical)	150%	155%
Expected life	5 years	5 years
Expected dividends	0%	0%

Minority interest

      Minority interest is reflected in consolidation and is the portion of NAP Madrid that is not owned by the Company.

Income (loss) per share

      Basic income (loss) per share (“EPS”) equals net income (loss) divided by the number of weighted average common shares. Diluted EPS includes the effects of potentially dilutive securities such as stock options and convertible debt. For the six months ended September 30, 2004, the effect of shares issuable upon exercise of convertible debt, convertible preferred stock, warrants and stock options is anti-dilutive, except for approximately 9.9 million stock options and 1.2 million warrants whose exercise prices were lower than $0.75 per common share. The 9.9 million stock options and the 1.2 million warrants are considered dilutive but have no impact on the resulting per share calculation due to rounding; therefore, diluted income (loss) per share is not presented in a comparative format.

Comprehensive loss

      Comprehensive loss consists of net earnings and foreign currency translation adjustments, and is presented in the accompanying consolidated statement of stockholders’ equity (deficit).

Recent accounting standards

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. In November 2003, the FASB issued FASB Staff Position No. 150-3 which deferred the measurement provisions of SFAS No. 150 indefinitely for certain mandatory redeemable non-controlling interests that were issued before November 5, 2003. The FASB plans to reconsider implementation issues and, perhaps, classification or measurement guidance for those non-controlling interests during the deferral period. In 2003, the Company applied certain disclosure requirements of SFAS No. 150. To date, the impact of the effective provisions of SFAS No. 150 have been the presentation of the Series H redeemable preferred stock as a liability. While the effective date of certain elements of SFAS No. 150 have been deferred, the adoption of SFAS 150 when finalized is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

      In March 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,” that address the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using the intrinsic method that the Company currently uses and generally would require that such transactions be accounted for using a fair-value-based method and

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized as expenses in the consolidated statement of operations. The effective date of the proposed standard is for periods beginning after June 15, 2005. It is expected that the final standard will be issued before December 31, 2004 and should it be finalized in its current form, it may have a significant impact on the consolidated statement of operations as the Company will be required to expense the fair value of stock option grants and stock purchases under employee stock option plans.

      In April 2004, the Emerging Issues Task Force of the FASB approved EITF Issue 03-6, “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share”, and requires the use of the two-class method for participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Accounting Principles Board Opinion No. 25 and SFAS No. 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. The adoption of EITF Issue 03-6 did not have a material impact on the Company’s financial position or results of operations for the three months ended September 30, 2004.

      The Company’s Senior Notes contain contingent interest provisions which allow the holders of the Senior Notes to participate in any dividends declared on the Company’s common stock. Accordingly, the Senior Notes are considered participating securities under EITF Issue 03-6. As a result of the number of shares of the Company’s common stock currently outstanding, the Senior Notes and their treatment under EITF Issue 03-6 may have a dilutive effect only when the Company has net income of $0.01 per common share or more.

3.	Deferred Costs Under Government Contract

      As of September 30, 2004, deferred costs consist mainly of equipment which has not yet been installed as part of a technology infrastructure build-out under a $6.2 million government contract, for which the Company was entitled to bill approximately $5.1 million as of September 30, 2004 and is expected to collect in November 2004. Under the completed contract method, the Company does not record such billable but unearned amounts.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Convertible Debt

	September 30,	March 31,
	2004	2004

Senior Convertible Notes, with a face value of $86.25 million, due June 15, 2009, and convertible into shares of the Company’s common stock at $1.25 per share. Interest at 9% is payable semi-annually, beginning December 15, 2004	$51,971,488	$—
Subordinated secured convertible debentures due April 30, 2006; converted into shares of the Company’s common stock at $0.50 per share during May 2004	—	24,095,239
Subordinated secured convertible debentures due December 31, 2005; converted into shares of the Company’s common stock at a weighted average conversion price of $2.14 per share during June 2004	—	10,300,000
Subordinated secured convertible debentures due August 30, 2004; repaid or converted into shares of the Company’s common stock at a weighted average conversion price of $0.66 per share during the period from May to July 2004	—	2,750,000

	$51,971,488	$37,145,239
Less: current portion of convertible debt	—	(250,000)

Convertible debentures, less current portion	$51,971,488	$36,895,239

      On May 17, 2004, the Company provided certain debenture holders with notice of its intent to redeem $25.0 million of its 10% convertible debentures and $2.8 million of its 13.125% convertible debentures, effective June 1, 2004. As of June 1, 2004, the holders of all of the 10% convertible debentures and $2.5 million in principal of the 13.125% convertible debentures converted their debentures into an aggregate of 54,726,427 shares of the Company’s common stock.

      As a result of the extinguishment of notes payable and convertible debentures, the Company recognized a gain on debt restructuring and extinguishment totaling approximately $3.4 million, representing the recognition of the unamortized balance of a debt restructuring deferred gain related to the Company’s notes payables and the write-off of debt issuance costs, net of an early redemption premium payment to the 13% debenture holders.

      On June 14, 2004, the Company privately placed $86.25 million in aggregate principal amount of the Senior Notes to qualified institutional buyers. The Senior Notes bear interest at a rate of 9% per annum, payable semi-annually, beginning December 15, 2004 and are convertible at the option of the holders, into shares of the Company’s common stock at a conversion price of $1.25 per share. The Company used the net proceeds from this offering to pay notes payable amounting to approximately $36.5 million and convertible debt amounting to approximately $9.8 million. In conjunction with the offering, the Company incurred $6,635,912 in debt issuance costs, including $1,380,000 in estimated fair value of warrants issued to purchase 1,815,789 shares of the Company’s common stock at $0.95 per share.

      The Senior Notes rank pari passu with all existing and future unsecured and unsubordinated indebtedness, senior in right of payment to all existing and future subordinated indebtedness, and rank junior to any future secured indebtedness. If there is a change in control of the Company, the holders have the right to require the Company to repurchase their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest (the “Repurchase Price”). If a change in control occurs and at least 50% of the consideration for the Company’s common stock consists of cash, the holders of the Senior Notes may elect to receive the greater of the Repurchase Price or the Total Redemption Amount. The Total Redemption

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amount will be equal to the product of (x) the average closing prices of the Company’s common stock for the five trading days prior to announcement of the change in control and (y) the quotient of $1,000 divided by the applicable conversion price of the Senior Notes, plus a make whole premium of between $270 per $1,000 of principal if the change in control takes place before December 15, 2004, and $45 per $1,000 of principal if the change in control takes place between June 16, 2008 and December 15, 2008. If the Company issues a cash dividend on its common stock, it will pay contingent interest to the holders of the Senior Notes equal to the product of the per share cash dividend and the number of shares of common stock issuable upon conversion of each holder’s note.

      The Company may redeem some or all of the Senior Notes for cash at any time on or after June 15, 2007, if the closing price of the Company’s common shares has exceeded 200% of the applicable conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date it mails the redemption notice. If the Company redeems the notes during the twelve month period commencing on June 15, 2007 or 2008, the redemption price equals 104.5% or 102.25%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus an amount equal to 50% of all remaining scheduled interest payments on the notes from, and including, the redemption date through the maturity date.

      The Senior Notes contain an early conversion incentive for holders to convert their notes into shares of common stock on or after December 16, 2004, but before June 15, 2007. If exercised, the holders will receive the number of common shares to which they are entitled and an early conversion incentive payment in cash or common stock, at the Company’s option, equal to one-half the aggregate amount of interest payable through June 15, 2007.

      The conversion option, including the early conversion incentive, and the equity participation feature embedded in the Senior Notes were determined to be derivative instruments to be considered separately from the debt and accounted for separately. As a result of the bifurcation of the embedded derivatives, the carrying value of the Senior Notes at issuance was approximately $50.8 million. The Company is accreting the difference between the face value of the Senior Notes ($86.25 million) and the carrying value to interest expense under the effective interest method on a monthly basis over the life of the Senior Notes. Upon registration of the Senior Notes, the make whole premium due upon a change in control will require valuation and accounting separate from the Senior Notes.

5.	Derivatives Embedded within Convertible Debt

      The Senior Notes contain two embedded derivatives that require separate valuation from the Senior Notes: a conversion option that includes an early conversion incentive and an equity participation right. Upon registration of the Senior Notes under the Securities Act of 1933, as amended, a third embedded derivative will require separate valuation for a take-over make whole premium. The Company estimated that the embedded derivative related to the equity participation rights did not have a significant value.

      The Company estimated that the embedded derivatives had an initial estimated fair value of approximately $35,483,000 and a September 30, 2004 estimated fair value of approximately $21,804,000, resulting primarily from the conversion option. The change of approximately $13,679,000 in the estimated fair value of the embedded derivative was recognized as other income in the six months ended September 30, 2004.

6.	Notes Payable

      At March 31, 2004, the Company had outstanding an aggregate of $40,506,039 in notes payable which were repaid in June 2004.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Changes in Stockholders’ Equity (Deficit)

Conversion of debt to equity

      On June 1, 2004, the holders of $25.0 million of the Company’s 10% convertible debentures and the holders of $2.5 million of the Company’s 13.125% convertible debentures converted their debentures into 54,899,274 shares of the Company’s common stock. In April 2004, $262,500 of debt was converted to 350,000 shares of common stock at $0.75 per share.

Conversion of preferred stock to common stock

      During September 2004, Series I preferred stock valued at $250,000 was converted to 333,340 shares of common stock at $0.75 per share.

Grant of employee stock options

      In July 2004, the Compensation Committee of the Board of Directors approved the grant of options to certain employees, including some officers of the Company, to purchase 1,185,000 of the Company’s common stock at an exercise price of $0.65 per share, the price of the Company’s common stock on the date of the grant.

Exercise of employee stock options

      During the six months ended September 30, 2004, the Company issued 336,667 shares of its common stock in conjunction with the exercise of employee stock options at prices ranging from $0.33 to $0.74 per share.

Issuance of warrants

      In August 2004, the Company issued warrants to acquire 1,815,789 shares of the Company’s common stock at an exercise price of $0.95 per share. The warrants were issued as part of the compensation to the placement agent for the private placement of the Senior Notes, and were accounted for as debt issue costs at their estimated fair market value of $1,380,000 on the date the Company issued the Senior Notes.

      In May 2004, the Company issued warrants to acquire 250,000 shares of the Company’s common stock at an exercise price of $0.01 per share for warrants to purchase 200,000 shares at $0.70 per share for warrants to purchase 50,000 shares. The warrants were issued in conjunction with short-term borrowings and had an estimated fair value of $172,650.

Exercise of warrants

      In August 2004, warrants were exercised for 200,000 shares of common stock at $0.01 per share.

      In May 2004, warrants were exercised for 151,622 shares of common stock at $0.80 per share.

Stock tendered in payment of loan

      On September 30, 2004, the Company’s Chairman and CEO repaid his outstanding $5 million loan from the Company by tendering to the Company approximately 7.7 million shares of Terremark common stock. See Note 8.

8.	Related Party Transactions

      Due to the nature of the following relationships, the terms of the respective agreements may not be the same as those that would result from transactions among wholly unrelated parties.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is a summary of transactions for the six months ended September 30, 2004 and 2003 and balances with related parties included in the accompanying balance sheet as of September 30, 2004 and March 31, 2004.

	For the Six Months Ended
	September 30,

	2004	2003

Rent expense	$3,879,189	$1,779,098
Services purchased from related parties	465,865	—
Property management and construction fees	90,922	107,070
Revenues from NAP de las Americas — Madrid	—	33,240
Interest income on notes receivable — related party	50,278	35,402
Interest income from shareholder	15,032	16,154
Interest expense	657,536	881,950

	September 30,	March 31,
	2004	2004

Other assets	$463,934	$499,009
Note receivable — related party	—	5,000,000
Notes payable to related parties	—	35,516,977
Convertible debt	—	4,150,000

      On September 30, 2004, the Company’s Chairman and CEO repaid his outstanding $5 million loan from the Company, plus accrued interest, by tendering to the Company approximately 7.7 million shares of Terremark common stock. The 7.7 million shares tendered to the Company were immediately retired. These shares were valued at $0.65 per share by the Company’s Board of Directors. As a result, the Company recognized an expense of approximately $77,000 which represents the difference between the Company’s estimated value of the shares tendered and the $0.64 closing price of the Company’s common stock on September 28, 2004, the date the agreement to tender the 7.7 million shares was approved by the Company’s Board of Directors.

9.	Data Center Revenues

      Data center revenues consist of the following:

	For the Six Months Ended
	September 30,

	2004	2003

Colocation	$9,728,114	$4,371,741
Exchange point services	2,125,842	1,253,890
Managed and professional services	3,171,041	1,325,657
Contract termination fee	918	291,537

	$15,025,915	$7,242,825

10.	Information About the Company’s Operating Segments

      As of September 30, 2004 and March 31, 2004, the Company had two reportable business segments, data center operations and real estate services. The data center operations segment provides Internet infrastructure and managed services in a data center environment. The real estate services segment constructs and manages

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

real estate projects focused in the technology sector. The Company’s reportable segments are strategic business operations that offer different products and services.

      The accounting policies of the segments are the same as those described in significant accounting policies. Revenues generated among segments are recorded at rates similar to those recorded in third-party transactions. Transfers of assets and liabilities between segments are recorded at cost. The Company evaluates performance based on the segments’ net operating results.

      The following presents information about reportable segments:

	Data Center	Real Estate
For the Six Months Ended September 30,	Operations	Services	Total

2004
Revenue	$15,025,915	$1,087,708	$16,113,623
Loss from operations	(8,559,363)	(62,116)	(8,621,479)
Net income (loss)	2,298,518	(60,956)	2,237,562
2003
Revenue	$7,242,825	$247,123	$7,489,948
Loss from operations	(10,219,446)	(260,157)	(10,479,603)
Net loss	(7,617,564)	(260,025)	(7,877,589)
Assets, as of
September 30, 2004	$106,864,331	$93,344	$106,957,675
March 31, 2004	77,101,579	$331,124	$77,432,703

      The following is a reconciliation of total segment loss from operations to income (loss) before income taxes:

	For the Six Months Ended
	September 30,

	2004	2003

Total segment loss from operations	$(8,621,479)	$(10,479,603)
Change in estimated fair value of derivatives embedded within convertible debt	13,679,250	—
Debt restructuring and extinguishment	3,420,956	8,475,000
Interest expense	(6,433,148)	(6,225,547)
Interest income	196,243	55,729
Other income (expense)	(4,260)	296,832

Income (loss) before income taxes	$2,237,562	$(7,877,589)

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Supplemental Cash Flow Information

	For the Six Months Ended
	September 30,

	2004	2003

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,374,223	$5,119,769

Non-cash operating, investing and financing activities:
Warrants issued	1,552,650	512,350

Conversion of notes payable to convertible debt	—	5,450,000

Beneficial conversion feature on issuance of convertible debentures and preferred stock	—	9,500,000

Warrants exercised and converted to equity	261,640	3,971

Conversion of debt and related accrued interest to equity	262,500	9,420,004

Conversion of preferred stock to equity	333	—

Conversion of construction payables and accrued interest to equity	—	14,125,000

Conversion of convertible debt and related accrued interest to equity	27,773,524	—

Cancellation of warrants	—	26,575

Non-cash preferred dividend	486,821	—

Settlement of note receivable through extinguishment of convertible debt	418,200	—

Settlement of notes receivable — related party by tendering Terremark stock	5,000,000	—

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and
Shareholders of Terremark Worldwide, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Terremark Worldwide, Inc. and its subsidiaries at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Fort Lauderdale, Florida
June 14, 2004

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$4,378,614	$1,408,190
Accounts receivable, net of allowance for doubtful accounts of $200,000 and $120,340	3,214,101	494,736
Note receivable	2,285,000	—
Contracts receivable	363,043	29,204
Prepaid and other current assets ($499,009 and $471,000 due from related party)	1,115,230	760,809

Total current assets	11,355,988	2,692,939
Investment in unconsolidated entities, net	725,319	827,667
Restricted cash	789,476	768,905
Property and equipment, net	53,897,716	54,482,964
Other assets	664,334	829,168
Goodwill	9,999,870	9,999,870

TOTAL ASSETS	$77,432,703	$69,601,513

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of notes payable (includes $4,325,010 and $138,000 due to related parties)	$9,194,145	$1,464,963
Construction payables	1,363,554	22,012,162
Accounts payable and accrued expenses	7,038,768	8,434,373
Current portion of capital lease obligations	1,799,726	2,477,467
Interest payable	1,952,978	4,492,805
Net liabilities of discontinued operations	28,551	1,199,531
Convertible debt	250,000	900,000

Total current liabilities	21,627,722	40,981,301
Notes payable, less current portion (includes $31,191,967 and $4,100,000 due to related parties)	31,311,894	56,174,938
Convertible debt, with a face value of $37,800,000 and $14,005,000 (includes $4,150,000 and $3,450,000 due to related parties)	36,895,239	14,005,000
Deferred rent	6,938,454	2,610,623
Capital lease obligations, less current portion	105,886	762,470
Deferred revenue	2,686,396	971,150
Series H redeemable convertible preferred stock: $.001 par value, 294 shares issued and outstanding, at liquidation value	586,718	556,729

TOTAL LIABILITIES	100,152,309	116,062,211

Commitments and contingencies (Note 16)	—	—

Series G convertible preferred stock: $.001 par value, 20 shares issued and outstanding (Liquidation value of approximately $2.8 million and $2.6 million.)	1	1
Series I convertible preferred stock: $.001 par value, 400 shares issued and outstanding (Liquidation value of approximately $10.0 million.)	1	—
Common stock: $.001 par value, 500,000,000 shares authorized; 311,227,482 and 256,276,864 shares issued and outstanding	311,227	256,277
Paid in capital	213,596,501	169,204,208
Accumulated deficit	(236,814,717)	(214,324,140)
Common stock warrants	3,642,006	1,857,581
Common stock options	1,545,375	1,545,375
Note receivable — related party (Note 9)	(5,000,000)	(5,000,000)

TOTAL STOCKHOLDERS’ DEFICIT	(22,719,606)	(46,460,698)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$77,432,703	$69,601,513

The accompanying notes are an integral part of these consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended March 31,

	2004	2003	2002

Revenues
Data center	$17,034,377	$11,032,985	$3,215,897
Development, commission and construction fees	41,081	197,413	3,218,330
Management fees	197,827	179,505	1,183,570
Construction contracts	940,454	3,283,800	8,254,687

Operating revenues	18,213,739	14,693,703	15,872,484

Expenses
Data center operations, excluding depreciation (includes $5,308,272, $3,558,196 and $2,668,647 of rent expense with a related party)	16,413,021	11,234,833	11,230,513
Start up costs-data centers	—	—	3,383,127
Construction contract expenses, excluding depreciation	918,022	2,968,142	7,397,524
General and administrative	13,336,400	12,507,121	15,561,042
Sales and marketing	3,424,411	4,200,858	3,621,176
Depreciation and amortization	4,698,292	5,092,749	7,257,151
Impairment of long-lived assets and goodwill	—	4,020,300	18,973,670

Operating expenses	38,790,146	40,024,003	67,424,203

Loss from operations	(20,576,407)	(25,330,300)	(51,551,719)

Other income (expenses)
Gain on debt restructuring	8,475,000	—	—
Inducement on debt conversion	—	(4,871,245)	—
Interest expense (includes $4,000,000, $3,300,000 and $1,500,000 with a related party)	(14,624,922)	(11,007,683)	(9,750,473)
Gain on sale of real estate held for sale	—	—	4,185,728
Interest income	131,548	136,278	97,237
Other	4,104,204	(154,355)	(352,988)

Total other expenses	(1,914,170)	(15,897,005)	(5,820,496)

Loss before income taxes	(22,490,577)	(41,227,305)	(57,372,215)
Income taxes	—	—	—

Net loss	(22,490,577)	(41,227,305)	(57,372,215)
Non-cash preferred dividend	(1,158,244)	(160,000)	(160,000)

Net loss attributable to common shareholders	$(23,648,821)	$(41,387,305)	$(57,532,215)

Basic and diluted net loss per common share:	$(0.08)	$(0.18)	$(0.29)

Weighted average common shares outstanding	305,028,194	235,209,310	199,243,146

The accompanying notes are an integral part of these consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Stockholders’ Equity

			Common Stock
			Par Value $.001
	Preferred	Preferred			Additional		Common	Common
	Stock	Stock	Issued		Paid-in	Stock	Stock	Stock	Treasury	Note Receivable	Retained
	Series G	Series I	Shares	Amount	Capital	Subscriptions	Warrants	Options	Stock	Related Party	Deficit

Balance at March 31, 2001	$1	$—	200,507,179	$200,507	$125,339,544	$—	$2,059,398	$1,716,138	$(2,428,125)	$—	$(115,724,620)
Exercise of stock options	—	—	115,000	115	40,135	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—	—	(169,337)	—	—	—
Warrants issued	—	—	—	—	—	—	849,015	—	—	—	—
Exercise of warrants	—	—	100,000	100	29,900	—	(29,000)	—	—	—	—
Stock options issued	—	—	—	—	—	—	—	20,000	—	—	—
Conversion of debt	—	—	160,071	160	242,540	—	—	—	—	—	—
Common stock subscriptions	—	—	—	—	—	950,000	—	—	—	—
Note receivable-related party	—	—	—	—	—	—	—	—	—	(5,000,000)	—
Net loss	—	—	—	—	—	—	—	—	—	—	(57,372,215)

Balance at March 31, 2002	1	—	200,882,250	200,882	125,652,119	950,000	2,879,413	1,566,801	(2,428,125)	(5,000,000)	(173,096,835)
Sale of common stock	—	—	33,148,824	33,149	21,395,161	(950,000)	—	—	—	—	—
Retirement of treasury shares	—	—	(1,400,000)	(1,400)	(2,426,725)	—	—	—	2,428,125	—	—
Warrants issued	—	—	—	—	—	—	1,221,979	—	—	—	—
Exercise of warrants	—	—	818,000	818	372,100	—	(364,738)	—	—	—	—
Conversion of debt	—	—	22,827,790	22,828	22,311,054	—	—	—	—	—	—
Warrants expired	—	—	—	—	1,879,073	—	(1,879,073)	—	—	—	—
Forfeiture of stock options	—	—	—	—	21,426	—	—	(21,426)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(41,227,305)

Balance at March 31, 2003	1	—	256,276,864	256,277	169,204,208	—	1,857,581	1,545,375	—	(5,000,000)	(214,324,140)
Conversion of debt	—	—	51,211,834	51,212	24,257,664	—	—	—	—	—	—
Exercise of stock options	—	—	77,268	77	38,328	—	—	—	—	—	—
Warrants issued	—	—	—	—	(309,998)	—	644,597	—	—	—	—
Exercise of warrants	—	—	9,500	9	8,521	—	(3,971)	—	—	—	—
Warrants expired	—	—	—	—	528,449	—	(528,449)	—	—	—	—
Beneficial conversion feature on issuance of convertible debentures	—	—	—	—	9,500,000	—	—	—	—	—	—
Stock options issued	—	—	—	—	2,185,463	—	—	—	—	—	—
Series I Preferred stock issued	—	1	—	—	8,187,518	—	1,672,248	—	—	—	—
Common stock issued	—	—	3,652,016	3,652	(3,652)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(22,490,577)

Balance at March 31, 2004	$1	$1	311,227,482	$311,227	$213,596,501	$—	$3,642,006	$1,545,375	$—	$(5,000,000)	$(236,814,717)

The accompanying notes are an integral part of these consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

MARCH 31, 2004

	For the year ended March 31,

	2004	2003	2002

Cash flows from operating activities:
Net loss	$(22,490,577)	$(41,227,305)	$(57,372,215)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization of long-lived assets	4,698,292	5,092,749	7,257,151
Amortization of beneficial conversion feature on issuance of convertible debentures	8,595,239	—	—
Gain on sales of real estate held for sale	—	—	(4,185,728)
Loss on sale of property and equipment	—	—	373,369
Amortization of loan costs	130,483	908,321	1,097,922
Provision for bad debt	167,135	197,774	234,767
Equity issued for services	—	313,968	—
Impairment of long-lived assets	—	4,020,300	18,973,670
Stock-based compensation	2,185,463	—	—
Inducement on debt conversion expense	—	4,871,245	—
Gain on debt restructuring	(8,475,000)	—	—
Other, net	74,034	312,252	(44,167)
(Increase) decrease in:
Accounts receivable	(2,886,500)	929,468	1,014,374
Contracts receivable	(333,839)	1,333,632	3,275,080
Other assets	279,530	(123,369)	(285,764)
Increase (decrease) in:
Accounts payable and accrued expenses	(1,166,016)	649,006	(9,214,398)
Interest payable	(1,526,664)	2,947,252	2,024,589
Deferred revenue	1,715,246	155,324	531,133
Net assets/ liabilities of discontinued operations	(1,170,980)	175,521	(1,306,837)
Deferred rent	4,327,831	1,135,448	1,908,575

Net cash used in operating activities	(15,876,323)	(18,308,414)	(35,718,479)

Cash flows from investing activities:
Restricted cash	(20,571)	(11,332)	(725,534)
Purchase of property and equipment	(4,054,741)	(994,892)	(45,785,047)
Proceeds from sale of real estate held for sale	—	—	17,046,385
Proceeds from sale of property and equipment	—	—	30,000
Investment in unconsolidated entities	—	(337,812)	—

Net cash used in investing activities	(4,075,312)	(1,344,036)	(29,434,196)

Cash flows from financing activities:
Borrowings (payments) of construction payables	1,215,505	(2,948,554)	9,290,277
New borrowings	750,000	10,032,220	66,750,175
Payments on loans	(2,996,517)	(2,295,138)	(26,550,718)
Issuance of convertible debt	19,550,000	—	15,042,318
Payments on convertible debt	(1,605,000)	—	—
Note receivable-related party	—	—	(5,000,000)
Payments under capital lease obligations	(1,334,325)	(975,433)	(1,162,236)
Sale of preferred stock	7,309,765	—	500,000
Cash received for common stock subscriptions	—	—	950,000
Exercise of stock options and warrants	32,631	9,180	41,250
Sale of common stock and warrants	—	16,955,287	—

Net cash provided by financing activities	22,922,059	20,777,562	59,861,066

Net increase (decrease) in cash	2,970,424	1,125,112	(5,291,609)
Cash and cash equivalents at beginning of period	1,408,190	283,078	5,574,687

Cash and cash equivalents at end of period	$4,378,614	$1,408,190	$283,078

The accompanying notes are an integral part of these consolidated financial statements.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

1. BUSINESS AND ORGANIZATION

      Terremark Worldwide, Inc. (together with its subsidiaries, the “Company”) operates facilities at strategic locations in Florida, California, and Sao Paulo from which the Company assists users of the Internet and large communications networks in communicating with other users and networks. The Company’s primary facility is the NAP of the Americas, a carrier-neutral Tier-1 network access point (the “NAP”) in Miami, Florida. The NAP provides exchange point, colocation and managed services to carriers, Internet service providers, network service providers, government entities, multinational enterprises and other end users. The Company’s strategy is to leverage its concentration of connectivity and carrier-neutral status to sell services to customers within and outside of the Company’s TerreNAP Data Centers.

      Prior to April 2000, the Company was engaged in the development, sales, leasing, management and financing of retail, high-rise office buildings, mixed-use projects, condominiums, hotels and government-assisted housing. The Company was also involved in a number of ancillary businesses that complemented its development operations. Specifically, the Company engaged in offering financial services, property management, construction management, condominium hotel management, residential and commercial leasing brokerage, and advisory services. By March 31, 2002, the Company had exited non-core real estate activities, real estate development, property management, financing and the ancillary businesses that complimented these real-estate development operations. The Company’s remaining real estate activities include technology construction work and management of the property where the NAP of the Americas is located.

2. LIQUIDITY AND RECENT DEVELOPMENTS

      The Company privately placed $75 million in aggregate principal amount of 9% Senior Convertible Notes due June 15, 2009 (the “Senior Notes”), to qualified institutional buyers. The Company has also granted the initial purchasers of the Senior Notes a 30-day option to purchase up to an additional $11.25 million aggregate principal amount of the Senior Notes. The Senior Notes will bear interest at a rate of 9% per annum, payable semi-annually, beginning December 15, 2004 and will be convertible at the option of the holders, at $1.25 per share. The Company will utilize the net proceeds from this offering to pay all of its outstanding debt, for possible acquisitions and for general corporate purposes, including working capital and capital expenditures.

      The Senior Notes will rank senior in priority with all existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of existing and future subordinated indebtedness, and rank junior to any future secured indebtedness. If there is a change in control, the holders have the right to require the Company to repurchase their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest. If the Company issue a cash dividend on its common stock, it will pay contingent interest to the holders equal to the product of the per share cash dividend and the number of shares of common stock issuable upon conversion of each holder’s note.

      The Company may redeem some or all of the notes for cash at any time on or after June 15, 2007 if the closing price of the common shares has exceeded 200% of the applicable conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date the Company mails the redemption notice. If the Company redeems the notes during the twelve month period commencing on June 15, 2007 or 2008, the redemption price equals 104.5% or 102.25%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus an amount equal to 50% of all remaining scheduled interest payments on the notes from, and including, the redemption date through the maturity date.

      On May 17, 2004, the Company provided certain debenture holders with notice of its intent to redeem the $25.0 million 10% convertible debentures and the $2.8 million 13.125% convertible debentures, effective

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

May 31, 2004. As of May 31, 2004, all of the holders of the 10% convertible debentures and $2.5 million in principal of the 13.125% convertible debentures opted to convert their debentures into an aggregate of 54,726,427 shares of the Company’s common stock. The debt conversion has effectively reduced annual cash interest payments by approximately $2.9 million.

      In May 2004, the Company issued three senior secured promissory notes in favor of Veritas High Yield Arbitrage I Fund, LLC, Veritas High Yield Arbitrage II Fund, LLC, and Veritas High Yield Arbitrage Fund, (Bermuda) Ltd. (collectively the “Lenders”) for the aggregate amount of $5.2 million. The notes accrue interest at 12% per annum, are paid monthly based on original face amount, and mature on October 29, 2004, with prepayment permitted without penalty after the first month.

      Historically, the Company has financed its operations and capital requirements primarily through the credit facility with Ocean Bank, issuance of unsecured notes, issuance of convertible debentures, private sale of common and preferred stock and vendor financing, including construction payables and capital lease obligations. As of March 31, 2003, total indebtedness was approximately $116.1 million. As of March 31, 2004, this amount was reduced to $82.1, including the conversion to equity of $15.0 million of the Ocean Bank debt and $22.6 million of certain construction payables, including accrued interest.

      From the time of the merger through March 31, 2004, the Company has incurred net operating losses of approximately $222.5 million. The Company’s cash flows from operations for the years ended March 31, 2004 and 2003 were negative and the working capital deficit was approximately $10.2 million and $38.3 million as of March 31, 2004 and 2003, respectively.

      Based on customer contracts signed as of June 14, 2004, expected expansions of customers under contract and anticipated future contracts from potential customers in the sales pipeline, the Company projects that its cash flow from operations will be positive by the end of the fiscal year ending March 31, 2005. The Company’s projected revenues and cash flows, depend on several factors, some of which are beyond the Company’s control, including the rate at which the Company provides services and these services are accepted by customers under existing contracts, the rate at which new services are sold to the government sector and the commercial sector, the ability to retain the customer base, the willingness and timing of potential customers in outsourcing the housing and management of their technology infrastructure to the Company, the reliability and cost-effectiveness of the Company’s services and the Company’s ability to market its services. Although the real estate activities had a net operating loss of approximately $338,000 for the year ended March 31, 2004, the Company anticipates that these activities will generate enough revenues to cover operating expenses. If revenues for real estate activities are below amounts anticipated, cash needs are not expected to exceed $200,000 for the next twelve months. Accordingly, the Company believes that its cash resources are sufficient to meet working capital, debt service and corporate overhead requirements associated with the Company’s operations until at least March 31, 2005.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      A summary of significant accounting principles and practices used by the Company in preparing its consolidated financial statements follows.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

Use of estimates

      The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications have been made to the prior periods’ financial statements to conform with current presentation.

Cash and cash equivalents

      The Company considers all amounts held in highly liquid instruments with an original purchased maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash balances maintained in the operating and interest-bearing money market accounts at the Company’s banks.

Investment in unconsolidated entities

      For investments in less than majority-owned entities where the Company does not exercise significant influence, the Company uses the cost method of accounting. For investments in less than majority-owned entities where the Company exercises significant influence, the Company uses the equity method of accounting.

Restricted cash

      Restricted cash represents cash deposits with a financial institution collateralizing a $750,000 letter of credit issued to the lessor of the Company’s colocation facility in Santa Clara, California.

Property and equipment

      Property and equipment includes acquired assets and those accounted for under capital leases. Acquired assets are recorded at cost and capital leased assets are recorded at the net present value of minimum lease payments. Property and equipment, included in leased assets, are depreciated on the straight-line method over their estimated remaining useful lives, as follows:

Leasehold improvements	5 - 20 years
Computer software	3 years
Furniture, fixture and equipment	5 - 20 years

      Costs for improvements and betterments that extend the life of assets are capitalized. Maintenance and repair expenditures are expensed as incurred.

Prepaid and other assets

      Other assets consist of loan costs, prepaid expenses and other. Loan costs, principally loan origination and related fees, are deferred and amortized as interest expense over the life of the respective loan using the straight-line method, which approximates the effective interest method.

Goodwill and Impairment of long-lived assets and long-lived assets to be disposed of

      Goodwill represents the unamortized balance of the excess purchase price over the fair value of identifiable net assets acquired in conjunction with the acquisition of Telecom Routing Exchange Developers, Inc., a corporation holding rights to develop and manage facilities catering to the telecommunications industry.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS 142, goodwill and intangible assets that have indefinite lives are not amortized but rather are tested at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The goodwill impairment test involves a two-step approach. Initially the fair value of the Company’s reporting units are compared with their carrying amount, including goodwill, to identify potential impairment. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for the excess, if any, of the carrying value of goodwill over the implied fair value of goodwill. Intangible assets that have finite useful lives continue to be amortized over their useful lives.

      Prior to the adoption of SFAS 142, intangible assets were generally amortized on the straight-line method over five years. In accordance with SFAS 142, the Company ceased amortization of its intangible assets with indefinite lives and completed an initial impairment test of intangible assets as of April 1, 2002. Management determined in the initial impairment test that these assets were not impaired based on their fair values. Fair value was estimated using the expected present value of future cash flows and the assumed market capitalization at the reporting unit level.

      As of April 1, 2002, the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Prior to adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.”

      During the three months ended March 31, 2004, the Company performed its annual test for impairment. The Company completed its evaluation and concluded that there were no impairments.

Rent expense

      Rent expense under operating leases is recorded on the straight-line method based on total contracted amounts. Differences between amounts contractually due and that reported are included in deferred rent.

Fair value of financial instruments

      The Company estimates the fair value of financial instruments through the use of public market prices, quotes from financial institutions, discounted cash flow analyses and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company does not hold its financial instruments for trading or speculative purposes.

      The Company’s short-term financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, equaled their book value. The fair value of capital lease obligations and convertible debentures, based on management estimates equaled their book value due to obligations or borrowings with similar interest rates, maturities and extent of collateralization. The fair value of the Company’s redeemable preferred stock is estimated to be its liquidation value, which includes accumulated but unpaid dividends. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of other financial instruments the Company held for which it is practicable to estimate such value is as follows:

	March 31, 2004		March 31, 2003

	Book value	Fair value	Book value	Fair value

Notes payable, including current portion	$40,506,039	$30,978,196	$57,639,901	$52,014,901
Construction payables, including accrued interest in 2003	1,363,554	1,363,554	23,009,818	13,537,162

      As of March 31, 2004, fair value of the Company’s notes payable was based on discounted cash flows using a discount rate of 10%. As of March 31, 2003, fair value of the Company’s notes payable was based on the Company’s stock price as of the April 30, 2003 partial settlement and other reliable information.

      As of March 31, 2004, fair value of construction payables was estimated to equal their carrying value due to their short-term nature. As of March 31, 2003, fair value of construction payables, including accrued interest was determined to be $13,537,162 based on the April 30, 2003 settlement.

Stock warrants

      The Company uses the fair value method to value warrants granted to non-employees. Some warrants are vested over time and some are vested upon issuance. The Company determined the fair value for non-employee warrants using the Black-Scholes option-pricing model with the same assumption used for employee grants, except for expected life which was assumed to be between 1 and 7 years. When stock warrants are granted in connection with the issuance of debt, the fair value of stock warrants is amortized to interest expense using the effective interest rate method, over the life of the debt. When stock warrants are granted in connection with the issuance of preferred stock, the fair value of the stock warrants is recognized as a non-cash preferred dividend in determining net loss per share to common stockholders.

Revenue and profit recognition and allowance for bad debts

      Revenue is recognized as service is provided when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from customers. If the Company determines that collection is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. The Company accounts for data center revenues in accordance with Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” which provides guidance on separating multiple element revenue arrangements into separate units of accounting.

      Data center revenues consist of monthly recurring fees for colocation and exchange point services and non-recurring installation and managed services fees. Revenues from colocation and exchange point services are recognized ratably over the period of usage. Installation fees are deferred and recognized ratably over the term of the related contract. Managed services fees are recognized in the period in which the services are provided.

      Revenues from development, commission, management fees and construction fees are recognized in the period in which the services are provided.

      Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. This method is used because management considers cost incurred to be the best measure of progress on these contracts. Billings in

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

excess of costs and estimated earnings on uncompleted contracts are classified as other liabilities and represent billings in excess of revenues recognized. Construction contract expenses costs include all direct material and labor costs and indirect costs related to contract performance such as indirect labor, supplies, tools, repairs, bad debt and depreciation. Provisions for estimated losses on uncompleted contracts are made in the period in which losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions can be reasonably estimated. Accordingly, it is possible the current estimates relating to completion cost and profitability of its uncompleted contracts will vary from actual results.

      Management analyzes accounts receivable and analyzes current economic news and trends, historical bad debts, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of the allowance for bad debts.

Income taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce tax assets to the amounts expected to be realized.

Significant concentrations

      Two customers accounted for approximately 14% and 10% of data center revenues for the year ended March 31, 2004. Two customers accounted for approximately 14% and 10% of data center revenues for the year ended March 31, 2003.

Stock-Based Compensation

      The Company uses the intrinsic value-based method to account for its employee stock-based compensation plans. Under this method, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s shares and the option’s exercise price.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of SFAS No. 123”. The following table presents what the net loss and net loss per share would have been had the Company adopted SFAS No. 123:

	For the Twelve Months Ended March 31,

	2004	2003	2002

Net loss attributable to common shareholders as reported	$(23,648,821)	$(41,387,305)	$(57,532,215)
Stock-based compensation expense included in net loss	2,185,463	—	—
Stock-based compensation expense if SFAS No. 123 had been adopted	(3,171,514)	$(4,028,184)	(4,766,190)

Pro forma net loss attributable to common shareholders	$(24,634,872)	$(45,415,489)	$(62,298,405)

Loss per common share — as reported	$(0.08)	$(0.18)	$(0.29)

Loss per common share — pro forma	$(0.08)	$(0.19)	$(0.31)

      Fair value calculations for employee grants were made using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Risk Free Rate	2.14% - 3.50%	2.65% - 4.84%	3.91% - 6.41%
Volatility	150%	135% - 155%	80% - 139%
Expected life	5 years	5 years	5 years
Expected dividends	0%	0%	0%

Beneficial conversion feature

      When the Company issues debt or equity which is convertible into common stock at a discount from the common stock market price at the date the debt is issued, a beneficial conversion feature for the difference between the closing price and the conversion price multiplied by the number of shares issuable upon conversion is recognized. The beneficial conversion feature is presented as a discount to the related debt or equity, with an offsetting amount increasing additional paid in capital. The discount is amortized as additional interest expense or dividend from the date the instrument is issued to the date it first becomes convertible.

Loss per share

      Basic loss per share (“EPS”) equals net loss divided by the number of weighted average common shares. Diluted EPS includes potentially dilutive securities such as stock options and convertible securities. The effect of shares issuable upon exercise of convertible debt, convertible preferred stock, warrants and stock options is anti-dilutive, therefore diluted loss per share is not presented in a comparative format.

Recent accounting standards

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, (“SAB 104”), Revenue Recognition. SAB 104 updates portions of existing interpretative guidance in order to be consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that an issuer classify financial instruments which are within its scope as a liability. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The impact of the Company’s adoption of SFAS 150 on its consolidated financial statements was to present Series H redeemable preferred stock as a liability.

      In March 2003, the FASB reached a consensus on Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. The consensus provides guidance on the accounting for multiple element revenue arrangements. It also provided guidance on how to separate multiple element revenue arrangements into separate units of accounting and how to measure and allocate the arrangement’s total consideration. The effective date of EITF 00-21 is for revenue arrangements entered into in fiscal periods (interim or annual) beginning after June 15, 2003. The Company’s adoption of EITF 00-21 as of July 1, 2003 has not impacted its consolidated financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. In December 2003, the FASB released a revised version of FIN 46 clarifying certain aspects of FIN 46 and providing certain entities with exemptions from the requirements of FIN 46. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after March 15, 2004. NAP de las Americas-Madrid S.A. is a variable interest entity but its current relationship indicates that it does not require consolidation since the Company is not the primary beneficiary. The Company’s maximum related exposure to loss is approximately $500,000 at March 31, 2004. Management does not expect the adoption of FIN 46 to have a significant impact in the Company’s consolidated financial position or result of operations.

      In April 2002, the FASB approved SFAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” In addition to rescinding SFAS 4, 44, and 64 and amending SFAS 13, SFAS 145 establishes a financial reporting standard for classification of extinguishment of debt in the financial statements in accordance with APB 30. SFAS 145 is effective for the Company’s fiscal year ended March 31, 2004. Management does not expect the adoption of SFAS 145 to have a material effect on the Company’s financial position. However, SFAS 145 had an impact on the presentation of the results of operations for the twelve months ended March 31, 2004.

4. CONTRACTS RECEIVABLE

      Contracts receivable consist of the following:

	March 31,

	2004	2003

Completed contracts	$—	$7,559
Contracts in progress	303,644	21,645
Retainage	59,399	—

	$363,043	$29,204

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5. PREPAID AND OTHER ASSETS

      Prepaid and other current assets consist of the following:

	March 31,

	2004	2003

Prepaid expenses and other	$330,772	$228,809
Preferred stock subscription receivable (subsequently collected)	265,000	—
Accrued interest on note receivable — related party	20,449	61,000
Receivable from related party	499,009	471,000

	$1,115,230	$760,809

      Other assets, long-term, consist of the following:

	March 31,

	2004	2003

Prepaid expenses and other	$—	$399,312
Deposits and other	488,971	343,155
Loan costs, net of accumulated amortization of $121,691 and $1,526,484, respectively	175,363	86,701

	$664,334	$829,168

      Receivable from related party represents a note receivable due March 31, 2004 for $360,000 from a corporation controlled by a shareholder of the Company and $139,009 of related accrued interest. Subsequent to March 31, 2004, the Company collected $50,000 and extended the maturity date on this receivable to March 31, 2005.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. INVESTMENTS IN UNCONSOLIDATED ENTITIES, NET

      In June 2002, the Company entered into an exclusive agreement with the Comunidad Autonoma de Madrid to develop and operate carrier-neutral network access points in Spain. As part of that agreement, the parties formed NAP de las Americas — Madrid S.A. to own and operate carrier-neutral NAPs in Spain, modeled after the NAP of the Americas. The shareholders in this new company are the Comunidad through its Instituto Madrileno de Desarrollo — IMADE, the Camara Oficial de Comercio e Industria de Madrid, Red Electrica Telecomunicaciones, S.A., Telvent Sistemas y Redes S.A., a subsidiary of Abengoa S.A., and Centro de Transportes de Coslada, S.A. (CTC). At the time the NAP de las Americas — Madrid S.A. was formed, the Company owned 1% of its equity, which was subsequently increased to 10%. In May 2004, the Company purchased the 20% of this entity owned by Telvent Sistemas y Redes S.A. for approximately $550,000, and expects to exercise before June 24, 2004 its option to purchase the 30% of the interest owned by the Comunidad (CTC and IMADE) for approximately $1.2 million. The Camara has decided to retain its 20% interest. The Company expects to close on the option exercise on or before June 24, 2004. As a result of these transactions, the Company will have a 60% equity interest in NAP de las Americas — Madrid. At which time, the entity will be consolidated.

7. PROPERTY AND EQUIPMENT

      Property and equipment consist of the following:

	March 31,

	2004	2003

Leasehold improvements	$50,992,419	$50,105,292
Furniture, equipment and software, including $4,530,101 and $4,333,889 in capital leases	15,472,428	12,240,409

	66,464,847	62,345,701
Less accumulated depreciation, including $3,205,036 and $1,912,405 in capital leases	(12,650,402)	(8,010,413)

	53,814,445	54,335,288
Equipment held for installation	83,271	147,676

	$53,897,716	$54,482,964

      Property and equipment at March 31, 2004 and 2003 includes approximately $53.2 million and $53.7 million, respectively, in assets related to the NAP of the Americas. These amounts are net of accumulated depreciation.

      During the year ended March 31, 2003, the Company recognized an impairment charge of $450,000 related to equipment held for installation for more than one year and considered obsolete. The impairment charge reduced the carrying value of the equipment to its estimated salvage value.

      During the year ended March 31, 2003, the Company reached a compromise with vendors regarding certain billings and adjusted the asset value to the amount finally paid. As a result the Company recorded a reduction of approximately $1.3 million, in property and equipment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. GOODWILL

      Goodwill consists of the following:

	March 31, 2004 and 2003

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

NAP of the Americas	$11,764,554	$1,764,684	$9,999,870

      A reconciliation of net loss and loss per share to exclude amortization expense in the prior year period follows:

	For the year ended March 31,

	2004	2003	2002

Reported net loss attributable to common shareholders	$(23,648,821)	$(41,387,305)	$(57,532,215)
Add back: goodwill amortization	—	—	3,458,633

Adjusted net loss attributable to common shareholders	$(23,648,821)	$(41,387,305)	$(54,073,582)

Basic and diluted loss per share:
Reported net loss attributable to common shareholders	$(0.08)	$(0.18)	$(0.29)
Goodwill amortization	—	—	0.02

Adjusted net loss attributable to common shareholders	$(0.08)	$(0.18)	$(0.27)

      The decline in the telecommunications industry and resulting decline in related real estate construction and leasing activities caused the Company to perform an impairment analysis during the years ended March 31, 2003 and 2002 of its promote interests in TECOTA acquired in the telecom facilities management operations sale and of its goodwill acquired in the Post Shell acquisition. The Company’s analyses were based on estimated fair value determined by the discounted future expected cash flows method and anticipated obtaining additional construction contracts for Post Shell and additional tenants for TECOTA. Based on these analyses, the Company determined that these assets, which are included in its telecom facilities management and real estate services segments, were impaired as of March 31, 2002 by approximately $3.8 million and $3.2 million, respectively. During the year ended March 31, 2003, no significant contracts were awarded to Post Shell and no tenants were added to TECOTA. As a result, the Company impaired the remaining $905,000 in TECOTA promote interests and $2.3 million in Post Shell goodwill.

9. NOTES PAYABLE

      Notes payable consist of the following:

	March 31,

	2004	2003

Notes payable to unrelated parties:
Note payable to Ocean Bank, collateralized by substantially all assets of the NAP of the Americas and a personal guaranty of the Chief Executive Officer. On April 30, 2003, the note payable to Ocean Bank was reclassified to “Notes Payable to Related Parties.”	$—	$43,974,553

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,

	2004	2003

Unsecured notes payable to two corporations, interest accrues at 10%. On April 30, 2003, $1,000,000 was converted to Subordinated debentures. Principal and interest are due on April 1, 2004.(2)	2,800,000	4,450,000
Unsecured note payable to a corporation, interest accrues at 15%. Principal and interest are due on April 1, 2004.(2)	1,000,000	1,000,000
Unsecured notes payable, interest ranges from 10% to 15%. Principal and interest are due between April 1, 2004 and March 2005.(2)	821,884	291,669
Note payable to a corporation, collateralized by certain assets of a director and certain shareholders of the Company. Interest accrues at 1% over prime, principal and interest are due on July 2004.(1)	367,178	667,178
Unsecured note payable to a corporation, interest accrues at 9%. Due on demand.	—	518,501
Unsecured note payable to a corporation, interest accrues at 10%. Principal and interest were due on May 30, 2003. On April 30, 2003, amount was converted to Subordinated Debentures.	—	1,500,000
Unsecured notes payable to individuals, interest accrues at 10%.
Principal and interest were due on March 31, 2003. On April 30, 2003, amounts were converted to Subordinated Debentures.	—	1,000,000

Total notes payable to unrelated parties	$4,989,062	$53,401,901

Notes payable to related parties:
Note payable to Ocean Bank, collateralized by substantially all assets of the NAP of the Americas and a personal guaranty of the Chief Executive Officer. On April 30, 2003, the note payable to Ocean Bank was reclassified to “Notes Payable to Related Parties”. Carrying amount includes an unamortized balance of a debt restructuring gain of $4,309,764. Interest is payable quarterly at an annual rate of 5.25%. Effective May 2004 annual interest increases to 7.5%.(3)	$33,284,317	$—
Unsecured note payable to a corporation controlled by a shareholder, interest accrues at 15%. Principal and interest are due on April 1, 2004.(2)	1,600,000	1,600,000
Unsecured notes payable to certain executives and directors of the Company and third party corporations, interest accrues at 13%. On April 30, 2003, $700,000 was converted to Subordinated Debentures. Principal and interest are due on April 1, 2004.(2)	632,660	1,500,000
Note payable to the Chief Executive Officer. Interest accrues at 10%. Principal and interest were due on June 30, 2003. On April 30, 2003, amount was converted to Subordinated Debentures.	—	1,000,000

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,

	2004	2003

Unsecured note payable to the Chief Executive Officer. Interest accrues at 7.5%, payable monthly, with principal installments of $50,000 due on a quarterly basis commencing on June 26, 2002, and maturing on June 26, 2003.	—	100,000
Unsecured note payable to a shareholder, interest accrues at 10%. Due on demand.	—	38,000

Total notes payable to related parties	$35,516,977	$4,238,000

	$40,506,039	$57,639,901
Less: current portion of notes payable	9,194,145	1,464,963

Notes payable, less current portion	$31,311,894	$56,174,938

(1)	Expected to be paid in full, in June 2004, with proceeds from issuance of $75.0 million Senior Notes.

(2)	The Company did not pay approximately $7.6 million in principal and interest which were due April 1, 2004 under some of its short-term notes. Accordingly, these notes were in default. The Company paid in full these short-term notes on or before June 14, 2004. There are no cross defaults with the notes payable to Ocean Bank.

(3)	Paid in full on June 14, 2004.

      On September 5, 2001, the Company borrowed $48 million from Ocean Bank. The loan is secured by all of the Company’s assets and allows for up to a $25 million junior lien position on the assets of its NAP of the Americas, Inc. subsidiary. The proceeds of the original credit facility were used to:

•	repay a $10 million short-term loan from Mr. Medina, the proceeds of which the Company had used to fund the build out of the NAP of the Americas (Mr. Medina, in turn, used the $10 million to repay a personal $10 million short-term loan from Ocean Bank);

•	repay $3.5 million of debt that the Company owed to Ocean Bank under a line of credit personally guaranteed by Mr. Medina;

•	pay $1.2 million in loan costs related to the $48 million credit facility (including $720,000 commitment fee); and

•	fund the NAP of the Americas build out costs.

      On April 30, 2003, Ocean Bank revised its loan with the Company by converting, at $.75 per common share, $15.0 million of the outstanding principal balance under the credit facility into 20 million shares of the Company’s common stock with an approximate $9.6 million market value and extending the term of the remaining $29.0 million until April 30, 2006. The resulting $5.4 million debt restructuring gain was deferred and recorded in notes payable and is being amortized as reductions in interest expense over the life of the remaining debt. Under the new terms, interest is payable quarterly at an annual stated rate of 5.25% for the first twelve months and 7.5% thereafter.

      Mr. Medina has personally guaranteed the loan with Ocean Bank. In addition to Mr. Medina’s personal guarantee of the loan, and in order to obtain the credit facility, the bank further required Mr. Medina, prior to the bank disbursing funds under the credit facility, to (i) provide a $5.0 million certificate of deposit to the bank as collateral for certain personal loans that Mr. Medina has with the bank and (ii) commit to accelerate the maturity date of those personal loans. In the event of the Company’s default under the credit facility Mr. Medina also agreed to subordinate any debt that the Company owed to Mr. Medina until the credit

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facility is repaid in full. Mr. Medina has repaid part of his personal loans to the bank through liquidation of the $5.0 million certificate of deposit in January 2002, leaving an outstanding principal balance of approximately $4.8 million. In July 2003, Mr. Medina exercised his option to extend the loan to December 31, 2003 and made a principal payment of $200,000 resulting in a $4.6 million balance on December 31, 2003. On February 11, 2004, Mr. Medina extended one loan with a principal amount of approximately $3.3 million to February 11, 2005 and made an interest payment of $63,500. On March 8, 2004, Mr. Medina extended the maturity date on the other loan which had a principal balance of approximately $1.3 million to March 8, 2005 and made a $73,446 payment of principal and interest.

      On September 5, 2001 and in consideration of Mr. Medina’s agreeing to repay his indebtedness to the bank earlier than otherwise required, pledging the certificate of deposit to the bank and personally guaranteeing the $48 million credit facility and approximately $21 million of construction payables, the Company entered into an amended and restated employment agreement with him. Under the terms of the amended and restated employment agreement, the Company will indemnify Mr. Medina from any personal liability related to his guarantees of the Company’s debt, use commercially reasonable efforts to relieve Mr. Medina of all his guarantees of the Company’s debt, provide up to $6.5 million of cash collateral to the bank should Mr. Medina be unable to repay the personal loans when due and agreed to provide a non interest-bearing $5.0 million loan to Mr. Medina for as long as his guarantees of the Company’s debt exist. Mr. Medina and the Company had agreed that the Company had the right to withhold payment to Mr. Medina of the $1,375,000 in convertible debt held by him until the note to the Company was repaid. The note receivable from Mr. Medina is shown as an adjustment to equity. The $48 million credit facility and the note receivable from Mr. Medina were approved by the Board of Directors. Mr. Medina’s note to the Company had a maturity date of September 30, 2004 and bore interest at 2%, the applicable federal rate. Mr Medina repaid the note on September 29, 2004 by tendering to the Company 7,737,351 shares of its common stock as repayment of the outstanding principal and interest due on the note.

      Interest expense of approximately $14.6 million, $11.0 million, and $9.8 million for the years ended March 31, 2004, 2003 and 2002 were net of amounts capitalized to leasehold improvements and real estate inventories totaling $0, $0 and $891,644, respectively.

      Aggregate maturities for notes payable as of March 31, are as follows:

2005	$9,194,145
2006	2,145,607
2007	29,142,360
2008	23,927
2009 and thereafter	—

Total	$40,506,039

      The weighted average interest rate on notes payables outstanding as of March 31, 2004 and maturing within one year is 10.35%.

10. CONSTRUCTION PAYABLES

      Construction payables at March 31, 2004 relate to construction at the Company’s colocation facility in Santa Clara, California and the build out of the third floor at TECOTA.

      On November 8, 2002, CRG, LLC (“CRG”), an entity newly formed by a shareholder of the Company, entered into an agreement with Cupertino Electric, Inc. to purchase the entire $18.5 million construction payable (including accrued interest) owed to Cupertino. On November 11, 2002, the Company entered into an agreement with CRG that provided the Company the option, upon the closing of the purchase of the debt

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by CRG from Cupertino, to repay the entire debt at a discount by either issuing shares of the Company’s common stock valued at $0.75 per share or making a cash payment of $9.9 million.

      On December 5, 2002, CRG, LLC entered into an agreement with Kinetics Mechanical Services, Inc. and Kinetics Systems Inc. to purchase the Company’s $4.1 million construction payable (including accrued interest) to Kinetics Mechanical Services, Inc. and Kinetics Systems Inc. On December 5, 2002, the Company entered into an agreement with CRG that provided the Company with the option, upon the closing of the purchase of the debt by CRG from Kinetics Mechanical Services, Inc. and Kinetics Systems Inc., to repay the entire debt at a discount by either issuing shares of the Company’s common stock valued at $0.75 per share or making a cash payment of $2.4 million.

      On April 30, 2003, CRG, LLC completed the purchase, at a discount, of the Company’s $22.6 million construction payables (including accrued interest) to Cupertino Electric, Inc., Kinetics Mechanical Services, Inc. and Kinetics Systems Inc., all of which were construction contractors for the NAP of the Americas. At the closing, CRG’s purchased construction payables were converted at $.75 per common share into 30,133,334 shares of the Company’s common stock with an approximate $14.1 million market value in accordance with the November 11, 2002 and the December 5, 2002 option agreements. As a result of these transactions, the Company recorded a gain on debt restructuring of approximately $8.5 million.

11. CONVERTIBLE DEBT

      Convertible debt consists of the following:

	March 31,

	2004	2003

Subordinated secured convertible debentures due April 30, 2006 and convertible into shares of the Company’s common stock at $0.50 per share. Interest at 10% is payable quarterly beginning July 31, 2003. (Carrying amount is presented net of unamortized beneficial conversion feature balance of $904,761)	$24,095,239	$—
Subordinated secured convertible debentures due December 31, 2005 and convertible into shares of the Company’s common stock at a weighted average conversion price of $2.14 per share. Interest at 13% is payable on each calendar quarter	10,300,000	12,155,000
Subordinated secured convertible debentures due August 30, 2004 and convertible into shares of the Company’s common stock at a weighted average conversion price of $0.61 per share. Interest at 13.125% is payable on each calendar quarter	2,750,000	2,750,000

	$37,145,239	$14,905,000
Less: Current portion of convertible debt	(250,000)	(900,000)

Convertible debentures, less current portion	$36,895,239	$14,005,000

      The 10% debentures were issued in exchange for $10.3 million in cash, $9.5 million in a promissory note due in full May 30, 2003 and $5.2 million of notes payable converted to the 10% debentures. The maker of the $9.5 million promissory note failed to pay but agreed on June 16, 2003 to assign the note and the debenture to an entity newly formed by the son of a director of the Company. As of September 22, 2003, the Company had collected the promissory note. In connection with this transaction, the Company recognized a beneficial conversion feature of $9.5 million, based on the June 16, 2003 measurement date.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Prepayment by the Company is permitted under the 10% debentures subsequent to April 30, 2004. Prepayment by the Company is permitted under the 13% and 13.125% debentures, but will entitle holders of the 13% debentures to principal plus warrants, or a premium over their outstanding principal and interest based upon the following schedule:

Year	Redemption Price

2004	102%
2005	100%

      As of March 31, 2004, the Company had not paid approximately $429,000 of accrued interest due on March 31, 2004. Subsequent to March 31, 2004, the Company paid such amounts.

12. STOCKHOLDERS’ EQUITY

      The Company entered into the following equity transactions:

Preferred stock

      The Company has the authority to issue 10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by its board of directors.

Series H redeemable convertible preferred stock

      In May 2001, the Company issued 294 shares of Series H redeemable convertible preferred stock for $500,000. The preferred stock allows for a preferential annual dividend of $102 per share and is convertible, as of March 31, 2004, into 294,000 shares of common stock. The preferred stock is redeemable at $1,700 per share plus any unpaid dividends at the request of the holder on June 1, 2005. The Series H redeemable convertible preferred stock shall vote together with the company’s common stock based on the then current conversion ratio.

Series G convertible preferred stock

      The Company has 20 outstanding shares of Series G convertible preferred stock (“Series G Preferred”), which do not bear dividends. Conversion of the Series G Preferred into common stock is based on the issue price plus an 8% per annum non-compounding premium, divided by the lesser of: (a) $1.50 per Series G Preferred share or (b) the closing price of the Company’s common stock, as reported on the American Stock Exchange, on the business day immediately preceding the conversion. The Series G Preferred also has a stated liquidation preference value of $100,000 per share plus 8% in-kind dividends since March 1999, the date of issuance. The holders have no voting rights except with respect to matters that affect rights related to the Series G Preferred. The holder of these shares is a corporation owned by Mr. Medina, Chief Executive Officer and a shareholder of the Company. As of March 31, 2004, the Series G Preferred shares could have been converted into 2,143,492 of the Company’s common shares.

Series I convertible preferred stock

      On March 31, 2004, the Company closed on the issuance of 400 shares of Series I 8% Convertible Preferred Stock for $7.7 million in cash and $2.2 million in promissory notes, together with warrants to purchase 2.8 million shares of the Company’s common stock which are exercisable for five years at $0.90 per share. The Company has collected all amounts due under the promissory notes. The Series I Preferred Stock is convertible into shares of the Company’s common stock at $0.75 per share. In January 2007, the Series I Preferred Stock dividend rate will increase to 10% per year until January 2009 when it increases to 12%. Dividends are payable, at the Company’s discretion, in shares of the Company’s common stock or cash. The

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has the right to redeem the Series I Preferred Stock at $25,000 per share plus accrued dividends at any time after December 31, 2004. Some of the Series I Preferred Stock shares were committed on dates where the conversion price was less than market. Accordingly, the Company recognized a non-cash preferred dividend of approximately $1.0 million in determining net loss per common share for the period ended March 31, 2004. The Series I Preferred Stock shall vote together with the Company’s common stock based on the then current conversion ratio.

Common Stock

Sale of common stock

      In June 2002, the NAP de las Americas — Madrid S.A. purchased 5 million shares of the Company’s common stock at $1.00 per share. In August 2003, as a result of the subsequent sale of certain common shares, the Company issued an additional 3.7 million shares of its common stock to NAP de Las Americas — Madrid S.A.

      In April 2002, the Company received a binding commitment from two directors and some shareholders for the purchase of $7.5 million of common stock at $.75 per share. In May 2002, the Company issued 10 million shares of its common stock for $3.6 million in cash and the conversion of $3.9 million in short-term promissory notes to equity.

      In April 2002, the Company entered into a Put and Warrant purchase agreement with TD Global Finance (“TDGF”). On July 19, 2002, the Company exercised its right to sell to TDGF 17,648,824 common shares for $0.58 per share for a total of $10.2 million.

Conversion of debt to equity

      In October 2003, $258,306 of debt was converted to 344,407 shares of common stock at $0.75 per share.

      In April 2003, in conjunction with the Ocean Bank debt conversion of $15.0 million in debt to equity, the Company issued 20 million shares of its common stock at $0.75 per share.

      In April 2003, in conjunction with the CRG transaction whereby $21.6 million in construction payables plus $1.0 million in accrued interest was converted to equity, the Company issued 30.1 million shares of its common stock at $0.75 per share.

      On February 19, 2002, $242,700 of convertible debt was converted to 160,071 shares of common stock at $1.52 per share.

      During the year ended March 31, 2003, holders of notes payable entered into irrevocable agreements and converted approximately $.8 million in debt and accrued interest into approximately 1.0 million shares of the Company’s common stock at $0.75 per share.

      In August 2003, $45,004 of debt was converted to 60,005 shares of common stock at $0.75 per share.

Exercise of employee stock options

      During the year ended March 31, 2004, 77,271 shares of common stock were issued in conjunction with the exercise of 77,271 employee stock options at prices ranging from $0.33 to $0.78 per share.

Exercise of warrants

      In June 2003, warrants valued at approximately $4,000 were converted to 9,500 shares of common stock at $0.48 per share.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock warrants

      During the period from November 2000 through March 2004, the Company issued warrants to third parties for services and to facilitate certain debt and equity transactions. The following table summarizes information about stock warrants outstanding as of March 31, 2004:

				Estimated
	No. of shares	Exercise	Expiration	Fair Value
Issuance Date	able to purchase	Price	Date	at Issuance

March 2004	2,896,802	$0.90	March 2009	$1,729,845
February 2004	12,100	0.90	February 2009	7,200
January 2004	50,000	0.71	January 2009	33,750
October 2003	50,000	0.73	October 2008	33,700
July 2003	100,000	0.62	July 2008	114,400
June 2003	300,000	0.50	June 2006	220,200
June 2003	250,000	0.75	June 2006	177,750
March 2003	300,000	0.75	March 2007	110,400
December 2002	300,000	0.75	March 2007	110,400
October 2002	1,200,000	0.75	October 2004	90,000
July 2002	100,000	0.54	July 2005	20,900
April 2002	600,000	0.40	March 2007	220,800
June 2001	13,000	1.72	June 2011	22,490
January 2002	9,500	0.48	June 2011	3,971
March 2001	300,000	2.00	March 2006	352,200
November 2000	250,000	2.76	November 2008	394,000

	6,731,402			$3,642,006

Stock Options

      The Company has three stock option plans, whereby incentive and nonqualified options and stock appreciation rights may be granted to employees, officers, directors, and consultants. There are 23,500,000 shares of common stock reserved for issuance under these plans. The exercise price of the options is determined by the Board of Directors, but in the case of an incentive stock option, the exercise price may not be less than 100% of the fair market value at the time of grant. Options vest over periods not to exceed ten years.

      On October 19, 2001, the Company issued options to purchase 100,000 shares of common stock to each member of the Company’s Board of Directors, for a total of 900,000 options. The exercise price of the options is $0.67 per share and were immediately exercisable.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of stock options is presented below:

		Weighted Average
	Number	Exercise Price

Outstanding at March 31, 2002	12,749,451	$1.92
Granted	2,203,100	.46
Expired/ Terminated	(258,500)	1.69
Exercised	—	—

Outstanding at March 31, 2003	14,694,051	1.70
Granted	2,379,780	.45
Expired/ Terminated	(256,166)	.99
Exercised	(64,934)	.49

Outstanding at March 31, 2004	16,752,731	1.89

Options exercisable at:
March 31, 2004	12,706,018	1.86

March 31, 2003	9,818,051	1.90

Weighted average fair value of options granted during year ended:
March 31, 2004	$0.41

March 31, 2003	$0.41

      The following table summarizes information about options outstanding at March 31, 2004:

		Average
		Remaining	Average	Number
		Contractual	Exercise	Exercisable
Range of Exercise Prices	Outstanding at	Life (Years)	Price	Options at

March 31, 2004
$0.25-0.50	4,251,580	5.0	$0.34	2,503,500
$0.51-1.00	4,961,500	7.9	0.64	2,765,167
$1.01-1.50	1,347,500	5.1	1.41	1,327,833
$1.51-2.00	235,374	6.8	1.74	212,707
$2.01-3.00	1,489,825	3.8	2.85	1,429,858
$3.01-5.00	4,466,952	6.3	3.26	4,466,952

	16,752,731			12,706,017

      Effective July 22, 2003, Brian Goodkind stepped down as Executive Vice President and Chief Operating Officer and became a strategic advisor to the Chief Executive Officer. In connection with this modification to the employment relationship, the Company accelerated the vesting on his outstanding stock options and awarded him new stock options. As a result, the Company recognized a non-cash, stock-based compensation charge of approximately $1.8 million in the year ended March 31, 2004.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. DATA CENTER REVENUES

      Data center revenues consist of:

	For the year ended March 31,

	2004	2003

Colocation	$9,861,638	$6,020,779
Exchange point services	3,571,709	2,125,370
Managed & professional services	3,179,264	1,791,750
Contract termination fee	421,766	1,095,086

	$17,034,377	$11,032,985

      During the years ended March 31, 2004 and 2003, $903,000 and $386,000 of deferred revenue were amortized into data center services.

14. OTHER INCOME (EXPENSES)

      On November 10, 2003, a developer agreed to pay the Company to develop a facility in Australia. The developer paid the Company $500,000 upon execution of the agreement and the remaining balance of $3.3 million on December 10, 2003. On February 11, 2004, the developer notified the Company it did not wish to proceed with negotiations regarding the construction of a facility in Australia. On February 19, 2004, the Company acknowledged receipt of the developer’s notification, and terminated the agreement with the developer. As required by the agreement, The Company did not conduct any business related to the operation or management of data centers in Australia until the agreement terminated. The Company has no further obligations in connection with the agreement and as a result recognized the $3.8 million non-refundable fee as other income in the quarter ended March 31, 2004.

15. INCOME TAXES

      No provision for income taxes was recorded for each of the three years ended March 31, 2004, 2003 and 2002 as the Company incurred net operating losses in each year.

      Deferred tax assets (liabilities) consists of the following:

	March 31,

	2004	2003

Deferred tax assets:
Charitable contributions	$223,947	$251,010
Capitalized start-up costs	2,063,736	2,935,612
Allowances and other	11,246,433	6,873,925
Net operating loss carryforwards	34,211,590	31,131,334
Net operating loss carryforwards retained from discontinued operations	17,280,709	17,280,709
Tax credits	245,780	245,780

Total deferred tax assets	65,272,195	58,718,370

Valuation allowance	(63,283,833)	(58,061,244)

Deferred tax liability:
Other	(1,988,362)	(657,126)

Total deferred tax liability	(1,988,362)	(657,126)

Net deferred tax asset	$—	$—

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of the Company’s deferred tax assets. To support the Company’s conclusion that a 100% valuation allowance was required, the Company primarily considered such factors as the Company’s history of operating losses, the nature of the Company’s deferred tax assets and the absence of taxable income in prior carryback years. Although the Company’s operating plans assume taxable and operating income in future periods, the Company’s evaluation of all the available evidence in assessing the realizability of the deferred tax assets indicates that such plans are not considered sufficient to overcome the available negative evidence.

      The Company’s federal and state net operating loss carryforwards, amounting to approximately $137 million, begin to expire in 2011. Utilization of the net operating losses generated prior to the AmTec merger may be limited by the Internal Revenue Code.

      The reconciliation between the statutory income tax rate and the effective income tax rate on pre-tax (loss) income is as follows:

	For the year ended March 31,

	2004	2003	2002

Rate reconciliation
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal income tax benefit	(3.2)%	(3.2)%	(3.3)%
Permanent differences	14.0%	6.8%	6.2%
Increase in valuation allowance	23.2%	30.4%	31.1%

Effective tax rate	0%	0%	0%

      The Company expects to pay a limited amount of tax for the years ended March 31, 2005 and 2006. The tax costs will be primarily limited to alternative minimum taxes as the Company anticipates utilizing its net operating loss carryforwards and expects to have significant tax deductions attributable to stock options exercised in the years.

16. COMMITMENTS AND CONTINGENCIES

Leasing activities

      The Company leases space for its operations, office equipment and furniture under operating leases. Certain equipment is also leased under capital leases, which are included in leasehold improvements, furniture and equipment.

      Technology Center of the Americas LLC (“TECOTA”), an entity in which the Company has a .84% member interest, owns the building which leases the space for the NAP of the Americas to the Company under a 20 year lease. Rent expense under leases amounted to approximately $5.3 million, $3.6 million and $2.7 million for the years ended March 31, 2004, 2003 and 2002.

      On November 4, 2003, the Company entered into an agreement to lease an additional 149,184 square feet of space on the third floor of TECOTA and extend the existing lease for the second floor of the same property to co-terminate with the third floor lease on May 31, 2025. Under the terms of the lease agreement, monthly base rent payments for the third floor space of approximately $2.4 million will commence in April 2005. Effective June 1, 2006 and 2009, annual base rent for the third floor space will increase to approximately $3.0 million and $3.5 million, respectively, with annual increases of 2.5% thereafter.

      The Company leases space for the colocation facility in Santa Clara, California. The lease commenced in January 2001 and is for 20 years. Annual rent is approximately $1,500,000.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has entered into capital lease agreements with third parties for equipment related primarily to the NAP of the Americas. Generally, the lease terms are for 48 months, and the aggregate gross related assets total approximately $4.5 million.

      Operating lease expense, in the aggregate, amounted to approximately $7.8 million, $6.0 million, and $7.0 million for the years ended March 31, 2004, 2003 and 2002, respectively.

      At March 31, 2004, future minimum lease payments for each of the following five years and thereafter under non-cancellable operating and capital leases having a remaining term in excess of one year are as follows:

	Capital	Operating
	Leases	Leases

2005	$1,987,346	$4,750,745
2006	77,751	6,809,342
2007	30,646	7,528,228
2008	5,520	7,651,497
2009	—	7,771,067
Thereafter	—	164,136,131

Total minimum lease payments	$2,101,263	$198,647,010

Amount representing interest	195,651

Present value of net minimum lease payments	$1,905,612

Litigation

      From time to time, the Company is involved in various litigation relating to claims arising out of the normal course of business. These claims are generally covered by insurance. The Company is not currently subject to any litigation which singularly or in the aggregate could reasonably be expected to have a material adverse effect on the Company’s financial position or results of operations.

Guarantees

      The construction of TECOTA was funded with $48 million in equity and $61 million in construction loans from a consortium of banks. The Company guaranteed the loans during its construction of TECOTA. After TECOTA was built, certain banks released the Company from the guarantee, the result of which was to reduce the guarantee to $5.5 million. As of March 31, 2004, TECOTA debt under the construction loan was $35.4 million and is due in November 2005. The Company does not expect to fund any amounts under the guarantee.

      The Company has guaranteed $4.6 million in personal debt of Manuel D. Medina, the Company’s Chief Executive Officer and Chairman.

Other

      The Company has entered into an agreement to provide construction and management services to TECOTA for fees. For the years ended March 31, 2004, 2003 and 2002 the Company earned approximately $198,000, $510,000 and $515,000 in related fees, respectively.

      As of December 31, 2003, the Company had not paid approximately $792,000 related to its tangible property taxes. The Company negotiated a payment plan with the Miami-Dade Tax Collector and are current under the plan.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. RELATED PARTY TRANSACTIONS

      Due to the nature of the following relationships, the terms of the respective agreements might not be the same as those that would result from transactions among wholly unrelated parties.

      The Company’s Chief Executive Officer and other related parties have either provided or guaranteed some of the Company’s debt or equity financing. In addition, services are provided to entities in which the Company owns stock.

      Following is a summary of transactions for the year ended March 31, 2004, 2003 and 2002 and balances with related parties included in the accompanying balance sheet as of March 31, 2004 and 2003.

	March 31,

	2004	2003	2002

Rent expense	$5,308,272	$3,558,196	$2,668,647
Services purchased from related parties	501,080	—	—
Property management and construction fees	198,000	510,000	516,000
Revenues from NAP de las Americas — Madrid	43,000	340,000	—
Interest income on notes receivable — related party	76,284	61,000	—
Interest income from shareholder	32,489	37,000	37,000
Interest expense	2,065,695	1,198,076	897,824
Other assets	499,009	471,000	—
Note receivable — related party	5,000,000	5,000,000	—
Notes payable to related parties	35,516,977	4,238,000	—
Convertible debt	4,150,000	3,450,000	—

      In April 2003, two directors purchased $250,000 of the 10% subordinated debentures.

      During the twelve months ended March 31, 2004, the Company purchased services from Fusion Telecommunications International, Inc. (“Fusion”). The Company’s Chief Executive Officer and Chairman of the Board of Directors has a minority ownership in Fusion and is a member of its Board of Directors.

18. INFORMATION ABOUT THE COMPANY’S OPERATING SEGMENTS

      As of March 31, 2004 and 2003, the Company had two reportable business segments, data center operations and real estate services. The data center operations segment provides Tier 1 NAP, Internet infrastructure and managed services in a data center environment. The real estate services segment constructs and manages real estate projects focused in the technology sector. The Company’s reportable segments are strategic business operations that offer different products and services.

      During the year ended March 31, 2001, the Company had an additional segment, telecom facilities management, which developed, managed and leased facilities catering primarily to the telecommunications industry. In conjunction with the Company’s change in its strategy related to its colocation facility in Santa Clara, California, the Company no longer considers the remaining operations to be separate from its other two segments. Therefore, amounts related to the colocation facility have been reclassified in the current and prior year presentations to their respective March 31, 2003 segments.

      The accounting policies of the segments are the same as those described in significant accounting policies. Revenues generated among segments are recorded at rates similar to those recorded in third-party transactions. Transfers of assets and liabilities between segments are recorded at cost. The Company evaluates performance based on the segment’s net operating results.

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following presents information about reportable segments:

		Telecom
	Data center	Facilities	Real estate
For the year ended March 31,	operations	Management	services	Total

2004

Revenue	$17,034,377	$—	$1,179,362	$18,213,739
Loss from operations	(20,237,820)	—	(338,587)	(20,576,407)
Net loss	(22,152,261)	—	(338,316)	(22,490,577)
2003

Revenue	$11,032,984	$—	$3,660,719	$14,693,703
Loss from operations	(21,658,738)	—	(3,671,562)	(25,330,300)
Net loss	(37,565,136)	—	(3,662,169)	(41,227,305)
2002

Revenue	3,215,897	$—	12,656,587	$15,872,484
Loss from operations	(26,249,509)	(16,340,634)	(8,961,576)	(51,551,719)
Net loss	(34,971,359)	(16,682,059)	(5,718,797)	(57,372,215)
Assets, as of

March 31, 2004	$77,101,579	$—	$331,124	$77,432,703
March 31, 2003	$69,303,443	$—	$298,070	$69,601,513

      A reconciliation of total segment loss from operations to loss before income taxes follows:

	For the year ended March 31,

	2004	2003	2002

Total segment loss from operations	$(20,576,407)	$(25,330,300)	$(51,551,719)
Debt restructuring	8,475,000	—	—
Inducement on debt conversion	—	(4,871,245)	—
Interest income	131,548	136,278	97,237
Interest expense	(14,624,922)	(11,007,683)	(9,750,473)
Gain on real estate held for sale	—	—	4,185,728
Other income (expense)	4,104,204	(154,355)	(352,988)

Loss before income taxes	$(22,490,577)	$(41,227,305)	$(57,372,215)

TERREMARK WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19. SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended March 31,

	2004	2003	2002

Supplemental disclosures of cash flow information:
Cash paid for interest	$7,349,467	$7,321,545	$5,318,320

Taxes Paid	—	—	—

Non-cash operating, investing and financing activities:
Warrants issued for services	644,597	612,500	944,113

Conversion of notes payable to convertible debt	5,450,000	—	—

Beneficial conversion feature on issuance of convertible debentures and preferred stock	10,472,021	—	—

Assets acquired under capital leases	196,211	—	4,293,762

Warrants exercised and converted to equity	3,971	—	29,000

Conversion of accounts payable to equity	229,588	361,491	—

Conversion of debt and related accrued interest to equity	9,420,004	4,205,686	—

Conversion of construction payables and accrued interest to equity	14,400,977	—	—

Conversion of liabilities of discontinued operations to equity	—	370,000	—

Forgiveness of construction payables	—	1,290,013	—

Conversion of convertible debt and related accrued interest to equity	258,306	17,080,476	242,700

Conversion of common stock subscriptions to common stock and paid in capital	—	—	—

Issuance of note payable for other asset	—	1,000,000	—

Cancellation of warrants	26,575	—	614,822

Non-cash preferred dividend	(1,158,244)	(160,000)	(160,000)

TECHNOLOGY CENTER OF THE AMERICAS, LLC

HISTORICAL FINANCIAL INFORMATION

Report of Independent Certified Public Accountants

To the Members of

Technology Center of the Americas, LLC:

      In our opinion, the accompanying balance sheets and the related statements of operations, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Technology Center of the Americas, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      The results of the Company’s leasing activities and its tenants’ financial condition are discussed in Note 1.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 6, 2004, except Note 9,
which is as of December 1, 2004

TECHNOLOGY CENTER OF THE AMERICAS, LLC

BALANCE SHEETS

		December 31,
	September 30,
	2004	2003	2002

	(Unaudited)
Assets
Rental property, net	$66,927,819	$67,913,222	$69,564,981
Cash and cash equivalents	1,011,315	1,364,857	2,677,869
Restricted cash	910,458	101,914	—
Tenant receivables	—	—	377,521
Deferred rents receivable	11,444,733	7,136,801	4,047,111
Deferred leasing commissions, net	2,902,589	3,055,776	3,260,288
Deferred financing costs, net	160,020	269,380	517,422
Prepaid expenses and other assets	291,134	249,876	137,567

Total assets	$83,648,068	$80,091,826	$80,582,759

Liabilities and Members’ Equity
Mortgage note payable	$35,401,567	$35,401,567	$35,401,567
Accounts payable and accrued expenses	998,862	501,820	1,859,692

Total liabilities 37,261	36,400,429 ,259	35,903,387

Commitments and contingencies	—	—	—

Members’ equity	47,247,639	44,188,439	43,321,500

Total liabilities and members’ equity	$83,648,068	$80,091,826	$80,582,759

The accompanying notes are an integral part of these financial statements.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

STATEMENTS OF OPERATIONS

	For the Nine Months Ended		For the Year Ended
	September 30,		December 31,

	2004	2003	2003	2002

	(Unaudited)	(Unaudited)
Revenues
Rental	$7,702,549	$4,584,017	$6,808,912	$5,896,505
Operating expense reimbursements	656,383	686,632	776,740	1,053,599
Other income	45,661	67,207	81,496	53,399

Total revenues	8,404,593	5,337,856	7,667,148	7,003,503

Operating Expenses
General and administrative	246,161	259,324	398,317	499,341
Security	338,857	185,307	300,446	482,988
Marketing	114,853	140,650	176,001	210,516
Utilities	263,706	261,594	338,761	358,496
Insurance	207,932	262,181	335,628	298,770
Real estate taxes	683,036	521,859	791,924	1,310,112
Real estate tax settlement	—	—	(427,200)	—
Repairs and maintenance	244,068	173,210	236,662	220,589
Cleaning	23,160	17,575	21,606	30,910
Management fees	137,949	140,403	184,133	149,346
Write-off of straight-line rent accruals	—	—	—	1,792,888
Write-off of deferred leasing commissions	—	—	—	1,277,933

Total operating expenses	2,259,722	1,962,103	2,356,278	6,631,889

Other Expenses
Interest expense	1,635,388	2,014,516	2,561,094	3,094,763
Depreciation and amortization	1,450,283	1,411,948	1,882,837	2,000,244

Total other expenses	3,085,671	3,426,464	4,443,931	5,095,007

Net income (loss)	$3,059,200	$(50,711)	$866,939	$(4,723,393)

The accompanying notes are an integral part of these financial statements.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Class A Members

	TLAB Group

		Barrow
		Street		Calor
	Class B	TECOTA,	LA	Development,
	Member	L.P.	Group	Ltd.	Total

Members’ equity at January 1, 2002	$402,243	$19,913,048	$19,913,048	$7,816,554	$48,044,893
Net loss	(39,545)	(1,957,693)	(1,957,693)	(768,462)	(4,723,393)

Members’ equity at December 31, 2002	362,698	17,955,355	17,955,355	7,048,092	43,321,500

Net income	7,258	359,318	359,318	141,045	866,939

Members’ equity at December 31, 2003	369,956	18,314,673	18,314,673	7,189,137	44,188,439

Net income (Unaudited)	25,612	1,267,939	1,267,939	497,710	3,059,200

Members’ equity at September 30, 2004 (Unaudited)	$395,568	$19,582,612	$19,582,612	$7,686,847	$47,247,639

The accompanying notes are an integral part of these financial statements.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

STATEMENTS OF CASH FLOWS

	For the Nine Months Ended		For the Year Ended
	September 30,		December 31,

	2004	2003	2003	2002

	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$3,059,200	$(50,711)	$866,939	$(4,723,393)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,450,283	1,411,948	1,882,837	2,000,244
Amortization of deferred financing costs	109,360	455,067	541,917	940,843
Write-off of straight-line rent accruals	—	—	—	1,792,888
Write-off of deferred leasing commissions	—	—	—	1,277,933
Changes in assets and liabilities:
Tenant receivables	—	383,941	377,521	(309,455)
Deferred rents receivable	(4,307,932)	(1,936,916)	(3,089,690)	(2,836,867)
Deferred leasing commissions	—	—	—	(149,019)
Prepaid expenses and other assets	(41,258)	(246,721)	(112,309)	37,703
Accounts payable and accrued expenses	497,042	(399,231)	(1,357,872)	1,102,189

Net cash provided by (used in) operating activities	766,695	(382,623)	(890,657)	(866,934)

Cash flows from investing activities
Restricted cash	(808,544)	(1,275,000)	(101,914)	—
Additions to rental property	(311,693)	(26,566)	(26,566)	(509,895)
Construction payables	—	—	—	(971,263)

Net cash used in investing activities	(1,120,237)	(1,301,566)	(128,480)	(1,481,158)

Cash flows from financing activities
Borrowings on mortgage note payable	—	—	—	4,117,725
Payments on mortgage note payable	—	—	—	(1,190,992)
Additions to deferred financing costs	—	—	(293,875)	(606,750)

Net cash used in (provided by) financing activities	—	—	(293,875)	2,319,983

Net decrease in cash and cash equivalents	(353,542)	(1,684,189)	(1,313,012)	(28,109)

Cash and cash equivalents, beginning of period	1,364,857	2,677,869	2,677,869	2,705,978

Cash and cash equivalents, end of period	$1,011,315	$993,680	$1,364,857	$2,677,869

Supplemental disclosure
Cash paid for interest	$1,692,146	$1,537,244	$2,029,424	$169,283

Non-cash transactions During 2002, the Company reduced rental property and construction payable by $132,692 based upon final settlement with a contractor.

The accompanying notes are an integral part of these financial statements.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

NOTES TO FINANCIAL STATEMENTS

September 30, 2004 (Unaudited), December 31, 2003 and 2002

1.	Organization

      Technology Center of the Americas, LLC (the “Company”) is a Delaware limited liability company whose Class A Members are the TLAB Group and MHLP, LLC. (collectively “the Members”). The TLAB Group consists of Class B Members, Barrow Street TECOTA, L.P. and the LA Group. At September 30, 2004, December 31, 2003 and 2002, the sole Class B member was TECOTA Services Corporation, formerly known as Telecom Routing Exchange Developers, Inc. (“Managing Member”). The LA Group consists of LA REF III Telecom Miami, LLC and LA Parallel III Telecom Miami, LLC. The Company was formed on September 5, 2000 to own and operate a telecommunications data center in Miami, Florida (the “Property”).

      The Members’ capital account is equal to each Member’s initial capital contribution and is increased by each additional contribution, less any distribution as defined in the Limited Liability Company Operating Agreement (“Agreement”). Under the terms of the Agreement, net income and losses are allocated to each Member’s capital account equal to the amount of cash the Member would receive if the Company were to immediately sell all of its assets for an amount equal to the Gross Asset Value, as defined in the Agreement, and distribute the sale proceeds in accordance with the Agreement.

      Generally, distributable cash from operations and capital transactions are distributed to the MHLP, LLC. and to the TLAB Group in proportion to their respective percentage interests. Within the groups, there are further allocations of cash based upon the provisions in the Agreement.

      The Company expects to meet its cash requirements for operations through rental income and existing cash balances. The Company’s real estate asset is located in Miami, Florida and its tenants service the telecommunications industry. Consequently, changes in this market could have an effect on the leases the Company enters into with tenants. At December 31, 2003, tenants consisted of five entities occupying approximately 395,000 square feet, or 54% of total leasable square footage. Of the total leasable square footage, approximately 40% is occupied by Terremark Worldwide, Inc., the Managing Member’s parent, an entity which has publicly disclosed that its liquidity deficit and negative cash flows raise substantial doubt about its ability to continue as a going concern. At December 31, 2003 and 2002, $4,102,264 and $2,335,712 in deferred rents receivable and $1,763,695 and $1,863,058 in deferred leasing commissions, net relate to this entity, respectively. While management believes that the other tenants are credit tenants, their leases are not sufficient to cover operating expenses. Should additional funding be required to meet obligations as they come due, the Company expects to be able to rely on additional financial support from its Members.

2.	Summary of Significant Accounting Policies

      A summary of significant accounting principles and practices used in the preparation of the financial statements follows:

Basis of Financial Statement Presentation

      The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The interim financial data as of September 30, 2004 and for the nine-months ended September 30, 2004 and 2003 of the Company is unaudited; however, in the opinion of Company management, the interim financial data includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of results of the interim period. The results of operations for the nine months ended

TECHNOLOGY CENTER OF THE AMERICAS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

September 30, 2004 (Unaudited), December 31, 2003 and 2002

September 30, 2004 are not necessarily indicative of the results that could be expected for the entire fiscal year ending December 31, 2004.

Rental Property

      Rental property is stated at cost and consists of land, costs associated with building construction and improvements and furniture and fixtures. The building is depreciated on the straight-line method over its estimated useful life of 39 years. Tenant improvements are depreciated over the term of the related tenant lease. Furniture and fixtures and other improvements are depreciated over 5 years. Expenditures for major renewals and betterments are capitalized and depreciated over their estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.

      Management reviews its rental property for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the rental property, including its residual value, to its carrying value. If an impairment is indicated, the assets are adjusted to their estimated fair value.

Cash and Cash Equivalents

      The Company considers all amounts held in highly liquid instruments with original purchased maturities of three months or less as cash and cash equivalents. Cash and cash equivalents consist primarily of a demand deposit account and approximates fair value due to the relatively short period to maturity of this instrument. Management believes the credit risk associated with cash and cash equivalents is considered low due to the quality of the financial institution in which this asset is held.

Deferred Leasing Commissions

      Leasing commissions are capitalized and amortized over the initial term of the related lease using the straight-line method. Accumulated amortization was $707,777, $554,590 and $350,078 at September 30, 2004, December 31, 2003 and 2002, respectively. In connection with a lease termination and renegotiation, the Company in the year ended December 31, 2002 wrote-off $1,277,933 in deferred leasing commissions.

Deferred Financing Costs

      Deferred financing costs, principally loan origination and related fees, are deferred and amortized to interest expense on the straight-line method over the loan’s term, which approximates the effective interest method. Accumulated amortization was $135,402, $24,496 and $89,328 at September 30, 2004, December 31, 2003 and 2002, respectively.

Revenue Recognition

      Tenant leases are classified as operating leases. Base minimum rents are recognized monthly using the straight-line method. Base minimum rents in excess of actual tenant billings are classified as deferred rent receivables. Operating expense reimbursements are charged to tenants for estimated operating expenses incurred by the Company. Reimbursements for these operating expenses are billed monthly to the tenants with periodic adjustments based on actual expenses incurred. In connection with a lease termination and renegotiation, in 2002 the Company wrote-off $1,792,888 in uncollectible deferred rents receivable.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

September 30, 2004 (Unaudited), December 31, 2003 and 2002

Income Taxes

      Under the provisions of the Internal Revenue Code and applicable state tax laws, the Company is not subject to taxation of income. The tax consequences of Company profits and losses accrue to the Members. Certain costs may be treated differently in the Company’s income tax return than in the accompanying financial statements. Therefore, income in the financial statements may not be the same as that reported in the Members’ income tax returns.

3.	Rental Property

      Rental property is summarized as follows:

		December 31,
	September 30,
	2004	2003	2002

	(Unaudited)
Land	$10,139,683	$10,139,683	$10,139,683
Building and improvements	62,190,009	61,878,316	61,878,317
Furniture and fixtures	130,981	130,981	104,414

	72,460,673	72,148,980	72,122,414
Accumulated depreciation	(5,532,854)	(4,235,758)	(2,557,433)

	$66,927,819	$67,913,222	$69,564,981

4.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses are generated through the normal course of business operations and consist of the following:

		December 31,
	September 30,
	2004	2003	2002

	(Unaudited)
Real estate taxes	$683,035	$—	$1,317,814
Mortgage interest	—	129,806	140,053
Tenant payable	112,963	101,674	203,214
Accounts payable and other	202,864	270,340	198,611

	$998,862	$501,820	$1,859,692

      During 2003, the Company reached final settlement with local tax authorities to reduce its real estate taxes. As a result, the Company recorded $427,200 in accrued real estate taxes at December 31, 2002 as a reduction in operating expenses.

5.	Mortgage Note Payable

      The Company has a mortgage note payable with a financial institution, which is secured by a first mortgage on the Property. Interest is payable monthly at Citibank, N.A.’s prime rate plus 1.5%. During 2003, the mortgage note payable maturity date was extended to November 7, 2005. The note is guaranteed to a maximum of approximately $5,500,000 by the Managing Member’s parent.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

September 30, 2004 (Unaudited), December 31, 2003 and 2002

6.	Operating Leases

      The Company has operating leases with tenants for telecommunications/data center space, which expire over periods ranging from 10 to 20 years and contain various renewal options. Future minimum base rentals to be received under non-cancelable leases in effect at December 31, 2003 are as follows:

2004	$4,596,211
2005	6,838,181
2006	7,986,045
2007	8,557,069
2008	8,724,495
Thereafter	163,287,730

Total minimum base rentals	$199,989,731

7.	Transactions with Related Parties

      A summary of transactions with related parties follows:

Lease Agreements with Related party

      In November 2003, the Company entered into an agreement with its Managing Member’s parent to lease the Property’s third floor and to extend the parent’s existing second floor lease until May 2025. Commencing in April 2005, the third floor lease requires $200,000 in monthly base rent payments. At September 30, 2004, the second floor lease required approximately $211,000 in monthly base rent payments. Both leases require annual increases. Base rents contractually due from the Managing Member’s parent totaled approximately $1,899,000, $2,478,000 and $2,045,000 for the nine month period ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

Property Management and Leasing Agreement

      The Company has entered into an agreement with the Managing Member to manage operations of the Property for a fee. Under the terms of the agreement, fees are due monthly and are equal to the greater of $8,333 or 3.5% of gross receipts, as defined in the agreement, plus reimbursement for all or a pro rata share of direct personnel and related costs for the Managing Member’s employees devoting time to managing the Property. During the nine month period ended September 30, 2004 and the years ended December 31, 2003 and 2002, the Company incurred $137,949, $184,133 and $149,346 in management fees, respectively.

      In conjunction with the property management agreement, the Managing Member receives a leasing commission in connection with each executed lease, one half due at lease signing and one half due upon tenant occupancy. There was no commission charged for leasing in November 2003 the Property’s third floor. During the nine month period ended September 30, 2004 and the year ended December 31, 2003, the Company did not incur related commissions. During the year ended December 31, 2002, the Company incurred $99,019 in related commissions.

Construction Costs

      During the nine month period ended September 30, 2004 and the years ended December 31, 2003 and 2002, the Company paid $0, $2,000 and $470,250, respectively, to its Managing Member for building and tenant improvements.

TECHNOLOGY CENTER OF THE AMERICAS, LLC

NOTES TO FINANCIAL STATEMENTS — (Continued)

September 30, 2004 (Unaudited), December 31, 2003 and 2002

Public Relations

      During the nine month period ended September 30, 2004 and the years ended December 31, 2003 and 2002, the Company paid $56,000, $56,000 and $0, respectively, to its Managing Member for public relations services.

8.	Contingencies and Commitments

      The Company is in discussions with the Property’s general contractor and certain subcontractors for future repair work required as a result of alleged substandard work relating to exterior building finishing. While the Company believes the required repair work, which could exceed $150,000, is covered under the contractors’ warranties, an unfavorable resolution could adversely impact these financial statements.

9.	Subsequent Events

      Terremark Worldwide Inc. (“TWW”), currently owns a .84% interest in the Company. TWW is the Managing Member’s parent company. In July 2004, TWW entered into an agreement under which it assumed the obligation to purchase the other equity interests in the Company. In connection with the assumption of the agreement to purchase the Company, TWW has deposited $5 million which is nonrefundable except in the case of default by the sellers. TWW is currently exploring financing options for this transaction. The transaction is expected to close by December 31, 2004.

      In its June 14, 2004 report on TWW’s March 31, 2004 financial statements, TWW’s independent registered certified public accounting firm deleted the previous years’ references as to TWW’s ability to continue as a going concern.

* * * * *

$86,250,000

9% Senior Convertible Notes Due 2009

Shares of Common Stock Issuable Upon Conversion of the Notes

TERREMARK WORLDWIDE, INC.

COMMON STOCK

PROSPECTUS

 December 21, 2004

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of notes and common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$10,927.88
Printing and engraving expenses	20,000.00
Accounting fees and expenses	31,000.00
Legal fees and expenses	100,000.00
American Stock Exchange listing fees	22,500.00
Miscellaneous	4,072.12

TOTAL	$188,500.00

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. The Registrant’s bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as our director and our stockholders. This provision in the certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $10,000,000.

Item 15.	Recent Sales of Unregistered Securities

      On September 24, 2004, we entered into an agreement with Manuel D. Medina, our Chairman, President and Chief Executive Officer, regarding Mr. Medina’s repayment of an outstanding note in the principal amount of $5,000,000 owed by Mr. Medina to us which matured on September 30, 2004. Per the terms of the agreement, Mr. Medina agreed to sell and transfer to us, on or prior to the note’s maturity date, 7,737,351 shares of our common stock at $0.65 per share and to apply such purchase price to the repayment of the outstanding principal and interest due on the Note. The terms of the agreement were approved by our Board of Directors at a meeting held on September 28, 2004. On September 29, 2004, Mr. Medina completed the transfer of the shares to us.

      On March 31, 2004, we closed on the issuance of 400 shares of Series I 8% Convertible Preferred Stock for $7.8 million in cash and $2.2 million in promissory notes due before June 1, 2004, together with warrants to purchase 2.8 million shares of our common stock and which are exercisable for five years at $0.90 per share. The Series I Preferred Stock is convertible into shares of our common stock at $0.75 per share. In January 2007, the Series I Preferred Stock dividend rate will increase to 10% per year until January 2009 when it increases to 12%. Dividends are payable, at our discretion, in shares of our common stock or cash. We have the right to redeem the Series I Preferred Stock at $25,000 per share plus accrued dividends at any time after December 31, 2004.

      On April 30, 2003, we issued 10% Subordinated Secured Convertible Debentures due April 30, 2006 for an aggregate principal amount of $25.0 million. The debentures are convertible into shares of our common stock at $0.50 per share. Interest is payable quarterly beginning July 31, 2003. The debentures were issued in exchange for $10.3 million in cash, $9.5 million in a promissory note due in full May 30, 2003 and $5.2 million of notes payable converted to the subordinated debentures. Included in the $5.2 million is $2.0 million of cash received in March 2003 in anticipation of the debenture transaction.

      During the quarter ended December 31, 2002, debt holders entered into irrevocable agreements to convert approximately $17.1 million of debt and accrued interest into our common stock at $0.75 per share. The debt holders included Miguel Rosenfeld and Joseph Wright, members of our board of directors, each converting $517,000 in debt. This transaction closed in January 2003 and resulted in a $4.9 million inducement charge. At closing, we issued 22.8 million shares of our common stock.

      In August 2002, we issued warrants to purchase 100,000 shares of our common stock in a private offering to accredited investors for an aggregate purchase price of $61,000 pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation D promulgated thereunder. The warrants were subsequently converted into 100,000 shares of our common stock.

      In June 2002, the NAP de las Americas-Madrid purchased 5 million shares of our common stock at $1.00 per share. The shares were sold pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation S promulgated thereunder. In the Share Purchase Agreement with the NAP de las Americas — Madrid the Company agreed that if prior to June 13, 2003 it issued any shares of common stock for a purchase price of less than $1.00 per share (the “Anti-Dilution Price”), we would issue to the NAP de las Americas — Madrid that number of additional shares of common stock determined by dividing 5,000,000 by the Anti-Dilution Price, and subtracting from the quotient thereof the number of shares previously issued to the NAP de las Americas — Madrid in respect of the Agreement. In August 2002, we sold approximately 17.6 million shares at $0.58 per share, and, as a result NAP de las Americas — Madrid had the right to Invoke the Anti-Dilution Provision of the Agreement and request that the Company adjust the sale price. NAP de las Americas — Madrid did not request those shares until July, 2003 and, as a result, the Company issued an additional 3,600,000 shares of common stock to the NAP de las Americas — Madrid.

      In April 2002, we received a binding commitment from a group, including Miguel Rosenfeld and Guillermo Amore, members of our board of directors, and Manuel D. Medina, our Chairman and Chief Executive Officer, for the purchase of $7.5 million of common stock at $0.75 per share. The shares were sold pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation D promulgated thereunder. In May 2002, we issued 10 million shares of our common stock for $3.6 million in cash and the conversion of $3.9 million in short term promissory notes to equity. Mr. Rosenfeld purchased 1,668,000 shares for $1,251,000, Mr. Amore purchased 1,501,502 shares for $1,126,127 and Mr. Medina purchased 1,134,667 shares for $851,000.

      In April 2002, we entered into a Put and Warrant purchase agreement with TD Global Finance, or TDGF. In July 2002, we exercised our right to sell to TDGF 17,648,842 common shares for $0.58 per share for a total of $10.2 million. During August 2002, we received $10.2 million in related cash. In conjunction with the sale, we issued three call warrants, each granting TDGF the right to purchase 1,176,588 shares of our common stock. The shares and the warrants were sold pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation D promulgated thereunder. The warrants expired without exercise on January 16, 2003.

      In May 2002, we sold 10 million shares of our common stock for $7.5 million to a group that includes two of our directors, representing a premium to market.

      On May 14, 2001, we sold 294 shares of our Series H Convertible Preferred Stock to a third party for $500,000. The Series H Convertible Preferred Stock accrues dividends when, as and if declared by the Board at an annual rate of $102.00 per share and has preference over dividends paid on common stock. The dividends are payable, in our sole discretion, in cash or additional shares of Series H Convertible Preferred Stock. Each share of Series H Convertible Preferred Stock is convertible at any time at the holder’s election into 1,000 shares of common stock.

      These offers and sales of our common stock were exempt from the registration requirements of the Securities Act of 1933, as amended as the common stock was sold to accredited investors pursuant to Regulation D and to non-United States persons in offshore transactions pursuant to Regulation S.

Item 16.	Exhibits and Financial Statement Schedules

      (a) The financial statements listed in the accompanying Table of Contents to Consolidated Financial Statements and Financial Statement Schedule on page F-1 herein are filed as part of this report.

      (b) The following exhibits, which are furnished with this Registration Statement on Form S-1 or incorporated herein by reference, are filed as part of this Registration Statement on Form S-1.

Exhibit
Number	Exhibit Description

2.1	Agreement for Sale of Assets by and between ITV Communications, Inc. and Netmatics, Inc., dated January 11, 1996, and Promissory Note and Security Agreement dated January 16, 1996 (previously filed as part of the Company’s Current Report on Form 8-K dated January 19, 1996)
2.2	Agreement of Merger between AVIC Group International, Inc., a Colorado corporation, with and into AVIC Group International, Inc., a Delaware corporation dated July 10, 1996 (previously filed as an exhibit to the Company’s Registration Statement on Form S-3, as amended, filed on March 11, 2003)
2.3	Agreement and Plan of Merger by and between Terremark Holdings, Inc. and AmTec, Inc., dated as of November 24, 1999, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of February 11, 2000 (previously filed as part of the Company’s Definitive Proxy Statement filed on March 24, 2000)
2.4	Letter Agreement dated January 12, 2001 among MP Telecom, LLC, Terremark Worldwide, Inc., Clifford J. Preminger, Thomas M. Mulroy and Manuel Medina (previously filed as part of the Company’s Current Report on Form 8-K dated February 28, 2001)
3.1	Certificate of Merger of Terremark Holdings, Inc. with and into AmTec, Inc. (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.2	Restated Certificate of Incorporation of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.3	Certificate of Amendment to Certificate of Incorporation of the Company
3.4	Restated Bylaws of the Company (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2002)
3.5	Certificate of Designations of Preferences of Series G Convertible Preferred Stock of the Company(previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.6	Certificate of Designations of Preferences of Series H Convertible Preferred Stock of the Company (previously filed as exhibit 3.5 to the Company’s Annual Report on Form 10-K filed on July 16, 2001)
3.7	Certificate of Designations of Preferences of Series I Convertible Preferred Stock of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/A filed on March 17, 2004)
4.1	Specimen Stock Certificate (previously filed as an exhibit to the Company’s Annual Report on Form 10-KSB filed on July 15, 1997)

Exhibit
Number	Exhibit Description

4.2	Form of 13% Subordinated Convertible Debenture, due December 31, 2005 (previously filed as exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on February 14, 2001)
4.3	Form of 13.125% Subordinated Convertible Debenture, due December 31, 2005 (previously filed as exhibit 4.5 to the Company’s Annual Report on Form 10-K filed on July 15, 2002)
4.4	Form of Warrant for the Purchase of Common Stock (previously filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 15, 2003)
4.5	Indenture dated June 14, 2004 including form of 9% Senior Convertible Note due 2009 (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004)
5.1	Opinion of Greenberg Traurig, P.A.
10.1	1995 Stock Option Plan (previously filed as part of the Company’s Transition Report on Form 10-KSB for the transition period from October 1, 1994 to March 31, 1995)
10.2	1996 Stock Option Plan (previously filed as part of the Company’s Transition Report on Form 10-KSB for the transition period from October 1, 1994 to March 31, 1995)
10.3	Form of Indemnification Agreement for directors and officers of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3, as amended, filed on March 11, 2003)
10.4	Employment Agreement with Manuel Medina (previously filed as exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on July 16, 2001)
10.5	Amendment to Employment Agreement with Manuel Medina (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001)
10.6	Amended and Restated Credit Agreement between the Company and Ocean Bank, dated September 5, 2001 (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001)
10.7	Net Premises Lease by and between Rainbow Property Management, LLC and Coloconnection, Inc. (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 15, 2003)
10.8	Basic Lease Information Rider T-Rex Technology Center of the Americas @ Miami, dated October 16, 2000, between Technology Center of the Americas, LLC and NAP of the Americas, Inc. (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 15, 2003)
10.9	Debt Satisfaction Agreement between the Company and CRG, LLC, dated November 11, 2002 (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/A filed on March 17, 2004)
10.10	Amended and Restated Debt Satisfaction Agreement between the Registrant and CRG, LLC, dated December 5, 2002 (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/A filed on March 17, 2004)
10.11	Agreement between Terremark Technology Contractors Inc., and Kinetics Systems, Inc., dated December 28, 2000 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 15, 2003)
10.12	Debt Conversion Agreement between the Company, NAP of the Americas and Ocean Bank, dated April 30, 2003 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed on June 30, 2003)
10.13	Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 1,278,205 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.14	Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 1,406,795 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)

Exhibit
Number	Exhibit Description

10.15	First Amendment to the Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 200,000 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.16	First Amendment to the Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 115,000 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.17	2000 Stock Option Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 19, 2002)
10.18	2000 Directors’ Stock Option Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 19, 2002)
10.19	Agreement between Fundacão De Amparo A Pesquisa Do Estado De São Paulo — FAPESP and Terremark Latin America (Brazil) Ltda. (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/A filed on December 22, 2003)
10.20	Employment Agreement with José A. Segrera dated September 8, 2001 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.21	Employment Agreement with José E. Gonzalez dated November 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.22	Share Purchase Agreement between the Company and NAP de Las Americas — Madrid, S.A. dated July 13, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.23	Employment Agreement with Jamie Dos Santos dated November 1, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 14, 2004)
10.24	Employment Agreement with Marvin Wheeler dated November 1, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 14, 2004)
10.24	Employment Agreement dated October 18, 2004, with Fern Watts (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed November 9, 2004)
10.25	Fourth Amendment to Membership Interest Purchase Agreement, dated as of October 21, 2004 among the Company, LA Ref II, Telecom Miami, LLC, LA Ref III, LA Parallel II, Telecom Miami, LLC, LA Parallel III, Telecom Miami LLC (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed November 9, 2004)
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges*
21	Subsidiaries of the Company
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Greenberg Traurig P.A. (included in Exhibit 5.1)
23.3	Consent of Gifford Fong Associates
24.1	Powers of Attorney (included on signature pages hereto)*

*	Previously filed.

Item 17.	Undertakings

The registrant hereby undertakes

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      5. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on December 21, 2004.

TERREMARK WORLDWIDE, INC.

By:	/s/ MANUEL D. MEDINA

Manuel D. Medina
Chairman of the Board, President and Chief
Executive Officer (Principal Executive Officer)

By:	/s/ JOSE A. SEGRERA

Jose A. Segrera
Chief Financial Officer (Principal Accounting Officer)

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ MANUEL D. MEDINA Manuel D. Medina, on behalf of himself as well as attorney-in-fact	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	December 21, 2004

* Guillermo Amore	Director	December 21, 2004

* Timothy Elwes	Director	December 21, 2004

* Fernando Fernandez-Tapias	Director	December 21, 2004

* Hon. Arthur L. Money	Director	December 21, 2004

* Marvin S. Rosen	Director	December 21, 2004

* Miguel J. Rosenfeld	Director	December 21, 2004

* Joseph R. Wright, Jr.	Director	December 21, 2004

Signature		Title	Date

* Rodolfo A. Ruiz		Director	December 21, 2004

* Antonio S. Fernandez		Director	December 21, 2004

/s/ JOSÉ A. SEGRERA José A. Segrera		Chief Financial Officer (Principal Accounting Officer)	December 21, 2004

*By:	/s/ MANUEL D. MEDINA Manuel D. Medina Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

3.3	Certificate of Amendment to Certificate of Incorporation of the Company
5.1	Opinion of Greenberg Traurig, P.A.
21	Subsidiaries of the Company
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1)
23.3	Consent of Gifford Fong Associates